Vertex Energy Inc. 8-K

Exhibit 10.4

d a T E D	A P R I L 1 , 2 0 2 2

(1)	M A C Q U A R I E E N E R G Y N O R T H A M E R I C A T R A D I N G I N C .

(2)	V e r t e x R e f i n i n g A l a b a m a L L C

S U P P L Y   A N D   O F F T A K E   A G R E E M E N T

Reed Smith llp r e e d s m i t h . c o m

CONTENTS

clause

1	DEFINITIONS AND CONSTRUCTION	1
2	CONDITIONS TO COMMENCEMENT	21
3	TERM OF AGREEMENT	26
4	COMMENCEMENT DATE TRANSFER	26
5	PURCHASE AND SALE OF CRUDE OIL	27
6	PURCHASE PRICE FOR CRUDE OIL	34
7	TARGET INVENTORY LEVELS AND DIFFERENTIAL ADJUSTMENT	35
8	PURCHASE AND DELIVERY OF PRODUCTS	38
9	ANCILLARY COSTS and MONTH END INVENTORY	42
10	Pledge over MacquArie’s Property	43
11	PAYMENT PROVISIONS	44
12	Eligible Hydrocarbon Inventory	46
13	INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT	46
14	FINANCIAL INFORMATION; CREDIT SUPPORT	47
15	REFINERY TURNAROUND, MAINTENANCE AND CLOSURE	50
16	TAXES	52
17	INSURANCE	53
18	FORCE MAJEURE	54
19	REPRESENTATIONS, WARRANTIES AND COVENANTS	55
20	DEFAULT AND TERMINATION	61
21	SETTLEMENT AT TERMINATION	67
22	INDEMNIFICATION; EXPENSES	70
23	LIMITATION ON DAMAGES	71
24	RECORDS AND INSPECTION THEREOF	71
25	CONFIDENTIALITY	72
26	GOVERNING LAW	72
27	ASSIGNMENT	72
28	NOTICES	73
29	NO WAIVER, CUMULATIVE REMEDIES	73
30	NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES	73
31	Amendments and Modifications	73
32	MISCELLANEOUS	74

CONTENTS PAGE 1

SCHEDULES

SCHEDULE	DESCRIPTION

SCHEDULE A	Company Storage Locations	5
SCHEDULE B	Products and Product Specifications	41
SCHEDULE C	Monthly True-Up Amounts	31
SCHEDULE D	Minimum and Maximum Inventory Levels	81
SCHEDULE E	Included tanks	10
SCHEDULE F	FORM OF INVENTORY REPORTS	44
SCHEDULE G	Initial Inventory Targets	27
SCHEDULE H	current month pricing benchmarks	6
SCHEDULE I	SCHEDULING AND COMMUNICATIONS PROTOCOL	34
SCHEDULE J	[rESERVED]	101
SCHEDULE K	NOTICES	73
SCHEDULE L	FORM OF TRANSACTION SUPPLEMENT	29
SCHEDULE M	FORM OF STEP-OUT INVENTORY SALES AGREEMENT	17
SCHEDULE N	Form of REFINERY PRODUCT VOLUME REPORT	48
SCHEDULE O	Form of INCLUDED STORAGE LOCATIONS	10
SCHEDULE P	Forecast of the Target Month End Crude Inventory Volume and Target Month End Product Volume	27
SCHEDULE Q	MONTHLY CRUDE FORECAST	27
SCHEDULE R	WEEKLY Crude PROJECTION	28
SCHEDULE S	WEEKLY PRODUCT PROJECTION	40
SCHEDULE T	MONTHLY PRODUCT ESTIMATE	40

CONTENTS PAGE 2

THIS SUPPLY AND OFFTAKE AGREEMENT (this “Agreement”) is dated April 1, 2022 (the “Effective Date”),

BETWEEN:

(1)	Macquarie Energy North America Trading Inc. (“Macquarie”), a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002; and

(2)	Vertex Refining Alabama LLC (the “Company”), a Delaware limited liability company, located at 1331 Gemini St Ste 250, Houston, Texas, TX 77058-2764 United States

each referred to individually as a “Party” or collectively as the “Parties”.

recitals

(A)             WHEREAS, the Company owns and operates a crude oil refinery located in Mobile, Alabama (the “Refinery”) for the processing and refining of Crude Oil (as defined below) and other feedstocks and the recovery therefrom of refined products;

(B)             WHEREAS, the Company desires Macquarie to sell Crude Oil to the Company for use at the Refinery and for Macquarie to purchase all Products (as defined below) upon and subject to the terms and conditions set forth below;

(C)             WHEREAS, it is contemplated that, Macquarie shall (a) on the Commencement Date (as defined below), purchase from the Company all Crude Oil and Products then being stored at the Included Storage Locations (as defined below); (b) purchase from the Company certain Products produced by the Refinery during the term of this Agreement; (c) sell and deliver Crude Oil and Products to the Company and certain Customers of the Company pursuant to the terms of this Agreement; (d) provide certain other financial accommodations to the Company based on Crude Oil and Products being stored at Company Storage Locations (as defined below) from time to time and otherwise being purchased and sold pursuant to the terms of this Agreement.

(D)             WHEREAS, it is contemplated that during the Term of this Agreement, that (i) Macquarie will have title and risk of loss of Crude Oil and Products while they are located in Crude Storage Tanks and Included Storage Locations, respectively, and (ii) Company will have title and risk of loss of Crude Oil and Products while they are not in Crude Storage Tanks or Included Storage Locations;

(E)             WHEREAS, it is contemplated that upon the termination of this Agreement, Macquarie shall transfer to the Company, through novations or reassignments, various contractual rights pursuant to the termination provisions provided herein, and is expected (but is not required) to sell to the Company all of Macquarie’s Crude Oil and Products inventory held in Included Storage Locations, in accordance with the Step Out Inventory Sales Agreement (as defined below); and

(F)             WHEREAS, the Parent (as defined below) shall derive substantial benefit from the transactions contemplated hereby and by the other Transaction Documents, and has agreed to guarantee all obligations of the Company hereunder and under the other Transaction Documents pursuant to the Guaranty.

(G)             NOW, THEREFORE, in consideration of the premises and respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do agree as follows:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions.

For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:

“Accepted Industry Practice” means those practices, methods, specifications and standards of safety and performance, as the same may be changed from time to time, as are commonly used in the operation and maintenance of refineries similar to the Refinery. The term “Accepted Industry Practice” contemplates the exercise of that degree of skill, care, diligence, prudence and foresight that would reasonably and ordinarily be expected under similar circumstances in the refining industry in the same type of undertaking under the same or similar circumstances but does not necessarily mean one particular practice, method, specification or standard in all cases and is instead intended to encompass a broad range of acceptable practices, methods and standards.

“Additional Financing Agreement” has the meaning specified in Section 19.3(k).

“Affected Obligations” has the meaning specified in Section 18.3.

“Affected Party” has the meaning specified in Section 18.1.

“Affiliate” means, in relation to any Person, any entity controlled, directly or indirectly, by such Person, any entity that controls, directly or indirectly, such Person, or any entity directly or indirectly under common control with such Person. For this purpose, “control” of any entity or Person means ownership of a majority of the issued shares or voting power or control in fact of the entity or Person.

“Aggregate Product Purchase Amounts” has the meaning specified in Section 8.9(b)(i).

“Aggregate Product Sale Amount” has the meaning specified in Section 8.9(a)(i).

“Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“Ancillary Costs” means, to the extent reasonably demonstrated by Macquarie by trade ticket, invoice or other supporting documentation and without duplication, (i) any amounts payable by Macquarie under the Plains Agreements, (ii) all transportation costs, liabilities, and risks associated with transportation to a Crude Intake Point (including, without limitation, pipeline, truck, or freight costs, port costs, terminaling costs, demurrage, bunkers, losses, inspections, liabilities and risks associated with operations at a third party terminal, extra tugs, pipeline scheduling issues or pro-ration issues, vessel delays, and Force Majeure events) in each case pursuant to the Tripartite Crude Supply Agreement, and (iii) all freight, pipeline, transportation, storage, tariffs and other out of pocket costs and expenses incurred as a result of the purchase, movement and storage of Crude Oil or Products undertaken in connection with or required for purposes of this Agreement (whether or not arising under Macquarie Crude Procurement Contracts and regardless of the point at which or terms upon which delivery is made under any such Macquarie Crude Procurement Contract), including, fees and expenses, any cost relating to insurance taken out by Macquarie, broker’s and agent’s fees, pipeline transportation costs, pipeline transfer and pumpover fees, pipeline throughput and scheduling charges (including any fees and charges resulting from changes in nominations undertaken to satisfy delivery requirements under this Agreement), pipeline and other common carrier tariffs, blending, tankage, linefill and throughput charges, pipeline demurrage, superfund and other comparable fees, processing fees (including fees for water or sediment removal or feedstock decontamination), merchandise processing costs and fees, any charges imposed by any Governmental Authority, user fees, fees and costs for any credit support provided to any third party with respect to any transactions contemplated by this Agreement and any pipeline compensation or reimbursement payments that are not timely paid by the pipeline to Macquarie. Ancillary Costs will also include, without duplication, out of pocket expenses associated with the cost of operation of transportation, storage or other facilities assigned hereunder to Macquarie by the Company, reasonable and documented third party out of pocket legal fees, tax advisory fees, and out of pocket expenses incurred by Macquarie in connection with any of the Transaction Documents and any amounts payable by Macquarie pursuant to any indemnity granted in favour of the Permitted Supplier or a third party product offtaker under and in accordance with the terms of the Tripartite Crude Supply Agreement, the Convenience Exchange Agreement and/or an Intermediated Product Offtake Contract. Notwithstanding the foregoing, the following shall not be considered Ancillary Costs: (i) Macquarie’s hedging costs in connection with this Agreement or any of the transactions contemplated by this Agreement (but such exclusion shall not change or be deemed to change the manner in which Related Hedges are addressed under Articles 20 and 21 below), (ii) any costs, fees, expenses, liabilities or risks, in each case, to the extent that Macquarie has otherwise been compensated therefor under this Agreement, any of the other Transaction Documents or any other agreement in any payment made hereunder or thereunder, including pursuant to any true-up, adjustment, or netting mechanism provided hereunder or thereunder, but only to the extent so compensated, or (iii) any costs, fees, expenses, liabilities or risks which Macquarie has agreed, in accordance with the express terms hereof or any other Transaction Document or agreement, shall be solely for Macquarie’s own account. In no event shall “Ancillary Costs” include (i) any costs or expenses that are not paid or payable out of pocket by Macquarie to a third party, (ii) any overhead allocations or other internal costs or amounts which are not due to third parties, (iii) any taxes; and (iv) except as otherwise provided in Section 13.2, any costs of Macquarie’s Inspector under or in respect of the Transaction Documents.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, as amended, and all other Applicable Laws and regulations or ordinances concerning or relating to bribery, money laundering or corruption in any jurisdiction in which the Company, the Parent or any of Subsidiary or Affiliate thereof is located or is doing business.

“Anti-Money Laundering Laws” means the Applicable Laws, statutes, regulations or rules in any jurisdiction in which the Company, the Parent, any Affiliate or Subsidiary thereof is located or is doing business that relates to money laundering, any predicate crime to money laundering, or any financial record keeping and reporting requirements related thereto, including, but not limited to, the Bank Secrecy Act (31 U.S.C. § 5311 et seq.) and the USA Patriot Act.

“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority and (iii) any license, permit or compliance requirement, including Environmental Law, in each case as may be applicable to either Party or the subject matter of this Agreement.

“Authorization” means an authorization, consent, approval, resolution, license, exemption, filing, notarization, permit, permission or registration.

“Authorized Representatives” means the list of individuals authorized by each Party to agree amendments to an Operational Schedule by an exchange of e-mails, as such list may be amended, modified, updated or varied from time to time.

“Bank Holiday” means any day (other than a Saturday or Sunday) on which banks are authorized or required to close in the State of New York.

“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors as a group, (iv) institutes a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) files an answer or other pleading admitting or failing to contest the allegations of a petition filed against it in any proceeding of the foregoing nature, (ix) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy under any bankruptcy or insolvency law or other similar law affecting creditors’ rights and such proceeding is not dismissed within sixty (60) days or (x) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing events.

“Bankruptcy Code” means Title 11, U.S. Code.

“Bankruptcy Law” means the Bankruptcy Code, as amended from time to time, or any similar federal or state law for the relief of debtors.

“Barrel” means forty-two (42) net U.S. gallons, measured at 60° F.

“Base Agreements” means (a) the Plains Agreements, (b) any agreements hereafter entered into between the Company and any third party pursuant to which the Company acquires any rights to use storage tanks or pipelines that the Company elects to be treated as, or that are, Crude Storage Tanks, Included Crude Pipelines, Included Product Pipelines, the Included Product Tanks or Company Storage Locations, and (c) any agreement entered into by Company with Parent or any of Parent’s Subsidiaries, relating to the Refinery and/or the operation or maintenance of the Refinery, including any related agreements related to Crude Oil and Products in connection with the Refinery.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Best Available Inventory Data” means the daily inventory reports produced by the Company or third parties in respect of the Crude Storage Tanks, Included Product Tanks, Included Crude Pipelines, Included Product Pipelines and Company Storage Locations, in the form specified in Schedule F.

“Board of Directors” means: (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (2) with respect to a partnership, the board of directors or board of managers of the general partner of the partnership or, if such general partner is itself a limited partnership, then the board of directors or board of managers of its general partner; (3) with respect to a limited liability company, the board of managers or directors, the managing member or members or any controlling committee of managing members thereof; and (4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, Sunday, or Bank Holiday.

“Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means(a) securities issued or directly and guaranteed or insured by the United States or any agency or instrumentality thereof having maturities of not more than two (2) years from the date of acquisition; (b) securities issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof having maturities of not more than one (1) calendar year from the date of acquisition and having one of the two highest ratings from either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or Moody’s Investors Service, Inc.; (c) certificates of deposit, denominated solely in U.S. Dollars, maturing within two years after the date of acquisition, issued by any commercial bank organized under the laws of the United States or any state thereof or the District of Columbia or that is a U.S. subsidiary of a foreign commercial bank; in each of the foregoing cases, solely to the extent that: (i) such commercial bank’s short-term commercial paper is rated at least A-1 or the equivalent by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or at least P-1 or the equivalent thereof by Moody’s Investors Service, Inc. (any such commercial bank, an “Approved Bank”); or (ii) the par amount of all certificates of deposit acquired from such commercial bank are fully insured by the Federal Deposit Insurance Corporation; or (d) commercial paper issued by any Approved Bank (or by the parent company thereof), in each case maturing not more than twelve months after the date of the acquisition thereof.

“Change in Law” means, with respect to a Party, an enactment of any new Applicable Law, a modification or change in the interpretation or application of any existing Applicable Law (in each case, which is generally settled or accepted), the imposition of a requirement for an Authorization and/or a change in the terms and conditions attached to an Authorization, in each case which:

(a)	was not reasonably foreseeable as of the date of this Agreement;

(b)	is not a response by a Governmental Authority with competent jurisdiction to such Party’s breach, violation or other non-compliance with the terms of an Applicable Law or Authorization.

“Change of Control” means an event or series of events by which:

(a)	the Parent ceases to be the Beneficial Owner, directly or indirectly, of 100% of the Capital Stock of the Company;

(b)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the Beneficial Owner, directly or indirectly, of 50% or more of the Capital Stock of the Company or the Parent, entitled to vote for members of the Board of Directors or equivalent governing body of the Company or the Parent on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(c)	during any period of 12 consecutive months, a majority of the members of the Board of Directors or other equivalent governing body of the Company or the Parent cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

“CL Affected Party” has the meaning given to it in Section 20.2(a)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commencement Date” has the meaning specified in Section 2.3(a).

“Commencement Date Crude Oil Volumes” means the total quantity of Crude Oil in the Crude Storage Tanks purchased by Macquarie on the Commencement Date, pursuant to the Inventory Sales Agreement.

“Commencement Date Products Volumes” means the total quantities of the Products in the Included Product Locations purchased by Macquarie on the Commencement Date, pursuant to the Inventory Sales Agreement.

“Commencement Date Purchase Value” means, with respect to the Commencement Date Volumes, initially the Estimated Commencement Date Value until the Definitive Commencement Date Value has been determined and thereafter the Definitive Commencement Date Value.

“Commencement Date Volumes” means, collectively, the Commencement Date Crude Oil Volumes and the Commencement Date Products Volumes.

“Company” has the meaning specified in the introductory paragraph of this Agreement.

“Company Interim Payment” has the meaning set forth in Section 11.1(b).

“Company Product Inventory” means, as of any day, Eligible Hydrocarbon Inventory consisting of Products that are then held at a Company Storage Location.

“Company Storage Location” means the storage tanks and pipelines identified as such in Schedule A.

“Convenience Exchange Agreement” means the convenience exchange agreement between Macquarie, the Company and Equilon Enterprises LLC, dba Shell Oil Product US, dated on or about the date of this Agreement for the delivery of certain Products by SOPUS to Macquarie, and the redelivery of an equivalent quantity of Products by Macquarie to SOPUS, which contract arises in connection with the contract for the offtake of Regular CBOB, Premium CBOB and ULSD between the Company and Equilon Enterprises LLC, dba Shell Oil Product US, dated April 1, 2022 and the associated Tripartite Product Offtake Agreement.

“Costs” has the meaning set forth in the definition of “Liabilities”.

“Credit Agreement Documents” means, collectively, the Existing Financing Agreement, each Note, the Warrants, the Warrant Agreement, the Agent Fee Letter, the Fee Letter, any Joinder Agreement, each Notice of Borrowing, the Intellectual Property Security Agreement, the Control Agreement(s), the Collateral Access Agreements, the Collateral Pledge Agreement, any Subordination Agreement (each as defined in the Existing Financing Agreement and all other documents, instruments and agreement executed or delivered at any time in connection therewith, including any intercreditor or joinder agreement among holders of Credit Agreement Obligations, to the extent such are effective at the relevant time).

“Credit Agreement Obligations” means all debt, principal, interest, fees, charges, Lender Expenses (as defined in the Existing Financing Agreement) and other amounts owing by the Company and each Guarantor (as defined in the Existing Financing Agreement) to Cantor Fitzgerald Securities, as agent to the lenders under the Existing Financing Agreement, of any kind and description whether arising under or pursuant to or evidenced by the Credit Agreement Documents, and whether or not for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including the principal and interest due with respect to the Term Loans (as defined in the Existing Financing Agreement), and further including all Lender’s Expenses that the Company and each Guarantor is required to pay or reimburse by the Credit Agreement Documents, by law, or otherwise.

“Credit Support” means “Collateral” as defined in the Pledge and Security Agreement.

“Crude Cargo Rollover Barrels” means, as of any applicable day, the volumes of Crude Oil which Macquarie has contracted to purchase pursuant to Macquarie Crude Procurement Contracts which have completed pricing as of such day and for which Macquarie has not yet paid a Third Party Supplier Crude Purchase Amount pursuant to Section 6.4.

“Crude Delivery Point” means, in relation to a sale of Crude Oil from Macquarie to the Company for processing at the Refinery, the first inlet flange of the relevant Refinery processing unit, and, in relation to any other sale of Crude Oil by Macquarie from an Included Storage Location, the relevant delivery point as determined in accordance with the relevant Included Crude Sales Transaction or, if such Crude Oil is being sold to the Company pursuant to Section 5.4(a)(ii), the exit flange from the applicable Included Storage Location or as otherwise agreed between the Parties.

“Crude Intake Point” means, in relation to a delivery of Crude Oil to Macquarie at an Included Storage Location pursuant to a Macquarie Crude Procurement Contract, the relevant delivery location as determined in accordance with such Macquarie Crude Procurement Contract or, in relation to a purchase of Crude Oil by Macquarie from the Company, as agreed between the Parties.

“Crude Oil” means crude oil of any type or grade, excluding any Sludge.

“Crude Oil or Product Differential” means any Differential applicable to a Current Month Pricing Benchmark with respect to Crude Oil or Product as shall be set forth on Schedule H and as may be adjusted from time to time pursuant to Section 7.4.

“Crude Purchase Adjustment” has the meaning specified in Section 6.4.

“Crude Sales Proposal” has the meaning specified in Section 5.4(b)(i).

“Crude Storage Tanks” means any of the tanks at the Refinery listed on Schedule E that store Crude Oil, including, as applicable, any related facilities or pipelines owned by the Company or Plains Marketing, L.P. and used in connection with such tanks.

“Crude Transaction” has the meaning given to that term in the Master Agreement.

“Current Financial Statements” means:

(a)	audited consolidated balance sheet of the Parent and its Subsidiaries for the fiscal year ended December 31, 2020, and the related consolidated statement of operations, shareholder’s equity and cash flows for the fiscal year then ended; and

(b)	the unaudited consolidated balance sheet of the Parent and its Subsidiaries for the twelve (12) months ended December 31, 2021, and the related consolidated statement of operations and cash flows for the twelve (12) months then ended.

“Current Month Pricing Benchmark(s)” means, for any month and with respect to a particular Pricing Group, the pricing index, formula or benchmark plus or minus the applicable Differential (if any) set forth on and determined in accordance with Schedule H for such month.

“Customer” means any third party purchaser of Crude Oil or Products from Macquarie (other than the Company).

“Daily Crude Purchases” means for any day, Macquarie’s estimate of the aggregate volume of Crude Oil purchased by Macquarie from Company at any Crude Intake Point.

“Daily Crude Sales” means on any Delivery Date the volume of Crude Oil sold at a Crude Delivery Point by Macquarie to Company, other than sales pursuant to Section 5.4(a)(ii).

“Daily Prices” means, with respect to a particular Pricing Group, the Current Month Pricing Benchmark applicable to such Pricing Group on any Delivery Date.

“Daily Product Purchases” means, for any day and Product Group, Macquarie’s estimate of the aggregate volume of such Product purchased by Macquarie from the Company during such day pursuant to (i) Section 8.1(a) or (ii) Section 8.1(c).

“Daily Product Sales” means, for any day and Product Group, Macquarie’s estimate of the aggregate sales volume of such Product sold by Macquarie during such day to Company.

“Default” means any event that, with notice or the passage of time, would constitute an Event of Default.

“Default Interest Rate” has the meaning given to that term in the Fee Letter.

“Defaulting Party” has the meaning specified in Section 20.4(a).

“Definitive Commencement Date Value” has the meaning specified in the Inventory Sales Agreement.

“Delivery Date” means any day.

“Delivery Month” means, with respect to Crude Oil, the calendar month in which Crude Oil is to be delivered into one or more Crude Storage Tanks or Included Crude Pipelines and, with respect to Products, the month in which Product is to be delivered into one or more Included Product Locations or Company Storage Locations.

“Derivative Transaction” means any obligation in respect of any transaction in the nature of a transaction as described in the definition of Specified Transaction and any reference to the amount of Specified Indebtedness becoming, or becoming capable of being declared, due and payable shall, in the case of a Derivative Transaction, refer to the amount that becomes, or would become, due and payable as a result of the termination of such Derivative Transaction.

“Determining Party” has the meaning specified in Section 20.4(c).

“Differential” means, for each Current Month Pricing Benchmark, the amount added to or subtracted from the applicable pricing index, formula or benchmark set forth on Schedule H to determine such Current Month Pricing Benchmark. The Differentials applicable during the Term, shall be as set forth on Schedule H and as may be adjusted from time to time pursuant to Section 7.4.

“Disclosure Letter” means the disclosure letter/perfection certificate dated as of the Commencement Date containing certain information and schedules delivered by the Company and the Parent to Macquarie.

“Effective Date” has the meaning specified in the introductory paragraph of this Agreement.

“Eligible Hydrocarbon Inventory” means, as of any day, Eligible Lien Products owned by the Company that are subject to a valid, first priority perfected Lien and security interest in favor of Macquarie, including, without limitation, the aggregate volume of such Eligible Lien Products constituting linefill; provided that, unless Macquarie shall otherwise elect in its reasonable discretion, Eligible Hydrocarbon Inventory shall not include any Hydrocarbon:

(a)	that is held on consignment or not otherwise owned by the Company, as applicable;

(b)	that is unmerchantable or damaged product or constitutes product that is permanently off-spec;

(c)	that is subject to any other Lien whatsoever (other than Permitted S&O Liens);

(d)	that consists solely of chemicals (other than commodity chemicals maintained in bulk), samples, prototypes, supplies, or packing and shipping materials;

(e)	that has been sold to a customer of the Company, as applicable;

(f)	that is not located at a Company Storage Location;

(g)	that is not currently either useable or saleable, at market price, in the normal course of the Company’s, business; or

(h)	that is not identified on Schedule A, unless otherwise mutually agreed by the Parties.

“Eligible Lien Product” means liquefied petroleum gas.

“Ending Company Product Inventory” has the meaning specified in Section 9.2(a).

“Ending In-Tank Crude Inventory” has the meaning specified in Section 9.2(a).

“Ending In-Tank Product Inventory” has the meaning specified in Section 9.2(a).

“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste or hazardous substances or materials.

“Equity Interests” mean shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any Person, and any option, warrant, convertible debt or other right entitling the holder thereof to purchase or otherwise acquire any such equity interest.

“EST” means the prevailing time in the Eastern time zone of the United States of America.

“Estimated Commencement Date Value” has the meaning specified in the Inventory Sales Agreement.

“Estimated Termination Amount” has the meaning specified in Section 21.2(b).

“Estimated Yield” has the meaning specified in Section 8.3(a).

“Event of Default” has the meaning set forth in Section 20.1.

“Excess Inventory Level” has the meaning specified in Section 7.7.

“Excess Quantity” has the meaning specified in Section 7.8(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Financing Agreements” means that certain Loan and Security Agreement, dated as of the date hereof, by and among the Company, as borrower, the other parties party thereto from time to time as guarantors, Cantor Fitzgerald Securities, as agent for the lenders and the lenders party thereto from time to time.

“Expiration Date” has the meaning specified in Section 3.1.

“FATCA” mean Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement.

“Fee Letter” means that certain letter from Macquarie to the Company, executed on or before the Commencement Date and as from time to time thereafter amended and/or restated, which identifies itself as the “Fee Letter” for purposes hereof, and pursuant to which the Parties have set forth the amounts for and other terms relating to certain fees payable hereunder and other amounts determined for purposes hereof.

“Financing Agreement” means any credit agreement, indenture, financing agreement, hedging agreement or other agreement (including, without limitation, the Credit Agreement Documents) under which the Company may incur or become liable for Specified Indebtedness.

“Force Majeure” means any cause or event reasonably beyond the control of a Party, including fires, earthquakes, lightning, floods, explosions, storms, adverse weather, pandemics, landslides and other acts of natural calamity or acts of God; navigational accidents or maritime peril; vessel damage or loss; strikes, grievances, actions by or among workers or lock-outs (whether or not such labor difficulty could be settled by acceding to any demands of any such labor group of individuals and whether or not involving employees of the Company or Macquarie); accidents at, closing of, or restrictions upon the use of mooring facilities, docks, ports, pipelines, harbors, railroads or other navigational or transportation mechanisms; disruption or breakdown of, explosions or accidents to wells, storage plants, refineries, terminals, machinery or other facilities; acts of war, hostilities (whether declared or undeclared), civil commotion, embargoes, blockades, terrorism, sabotage or acts of the public enemy; any act or omission of any Governmental Authority; good faith compliance with any order, request or directive of any Governmental Authority; curtailment, interference, failure or cessation of supplies reasonably beyond the control of a Party; or any other cause reasonably beyond the control of a Party, whether similar or dissimilar to those above and whether foreseeable or unforeseeable, which, by the exercise of due diligence, such Party could not have been able to avoid or overcome. Solely for purposes of this definition, the failure of any Third Party Supplier to deliver Crude Oil pursuant to any Macquarie Crude Procurement Contract or Product under any Included Product Purchase Transaction, whether as a result of Force Majeure as defined above, “force majeure” as defined in such Macquarie Crude Procurement Contract or Included Product Purchase Transactions, breach of contract by such Third Party Supplier or any other reason, shall constitute an event of Force Majeure for Macquarie under this Agreement with respect to the quantity of Crude Oil or Product that was not delivered subject to that Macquarie Crude Procurement Contract or Included Product Purchase Transaction, as applicable.

“GAAP” means generally accepted accounting principles in the U.S. set out in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board as in effect from time to time.

“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefor.

“Guarantors” means Parent and each other Person from time to time that guarantees the Transaction Obligations hereunder, each a “Guarantor”.

“Guaranty” means the Guaranty, dated as of the Commencement Date, from the Parent provided to Macquarie in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, in a form and in substance satisfactory to Macquarie.

“Hazardous Substances” means any explosive or radioactive substances or wastes and any toxic or hazardous substances, materials, wastes, contaminants or pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances defined or listed as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances” (or similarly identified), regulated under or forming the basis for liability under any applicable Environmental Law.

“Hydrocarbon Credit Support” means, as of any time, all Inventory constituting or consisting of Hydrocarbons then owned or at any time hereafter acquired by the Company, as applicable, that is located at a Company Storage Location; provided that Hydrocarbon Credit Support shall not include any “Excluded Property” as such term is defined in the Pledge and Security Agreement.

“Hydrocarbons” means Crude Oil, intermediate feedstocks, blendstocks (including, for the avoidance of doubt additives), and finished and unfinished petroleum products and fuels, including without limitation, Products, gasoline, diesel fuels, fuel oil and jet fuels.

“Identified Crude Oil Delivery” has the meaning specified in Section 5.2(c)(ii)(A).

“Identified Facilities” has the meaning specified in Section 15.5(a).

“Included Crude Pipelines” means the Crude Oil pipelines or sections thereof owned or leased by the Company or by a third party that is listed on Schedule O as such schedule may from time to time be amended by the Parties.

“Included Crude Sales Transaction” means sales of Crude Oil from an Included Storage Location by Macquarie to a Customer.

“Included Product Locations” means, collectively, Included Product Tanks and Included Product Pipelines identified in Schedule A hereto.

“Included Product Pipelines” means the Product pipelines or sections thereof owned or leased by the Company or by a third party that is listed on Schedule O as such schedule may from time to time be amended by the Parties.

“Included Product Purchase Transaction” means an agreement entered into by Macquarie under Section 8.2(b) pursuant to which Macquarie purchases for delivery into the Included Storage Locations any Products from a Product Supplier.

“Included Product Tanks” means the Product storage tanks owned and operated by the Company or by third parties as further identified and described on Schedule E, including, as applicable with respect to the inventory report provided by such third party, any related facilities or pipelines used in connection with such tanks.

“Included Sales Transaction” means sales of Product from an Included Storage Location by Macquarie to an offtaker pursuant to any Tripartite Product Offtake Agreement and any other sales of Product from an Included Storage Location by Macquarie to a Customer pursuant to this Agreement.

“Included Storage Locations” means, collectively, the Crude Storage Tanks, Included Crude Pipelines and the Included Product Locations, as more particularly described on Schedule E and Schedule O.

“Included Tanks” means the Crude Storage Tanks and Included Product Tanks, as more particularly described on Schedule E.

“Independent Amount” has the meaning assigned to such term in the Independent Amount Letter.

“Independent Amount Letter” means that certain letter from Macquarie to the Company, executed on or before the Commencement Date and as from time to time thereafter amended and/or restated, which identifies itself as the “IA Letter”, and pursuant to which the Parties have set forth the amounts for and other terms relating to the transfer of Independent Amount as determined for the purposes hereof.

“Independent Inspection Company” has the meaning specified in Section 13.3.

“Index Crude Purchase Value” means (i) in respect of a delivery of Macquarie Procurement Barrels to a Crude Intake Point during the day, the number of Barrels of Crude Oil delivered, multiplied by (ii) the Current Month Pricing Benchmark for Crude Oil on such day.

“Index Product Purchase Value” means, for any Product Group and a day, the product of (i) the number of Barrels of such Product Group purchased during such day under Included Product Purchase Transactions, multiplied by (ii) the Current Month Pricing Benchmark for that Product Group and day.

“Index Product Sale Value” means, for any Product Group and relevant period, the product of (i) the sum of the aggregate quantity of Barrels of such Product Group sold during such period under Included Sales Transactions, multiplied by (ii) the Current Month Pricing Benchmark for that Product Group and period.

“Insolvent” means, with respect to any Person as of any date of determination, that (a) the sum of the debt (including contingent liabilities existing as of the date hereof) of such Person and its subsidiaries (on a consolidated basis) exceeds the present fair saleable value of the present assets of such Person and its subsidiaries (on a consolidated basis), (b) the capital of such Person and its subsidiaries (on a consolidated basis) is not unreasonably small in relation to its business as of such date or as contemplated as of such date, (c) such Person and its subsidiaries have incurred, or reasonably believe that they will incur, debts beyond their ability to pay such debts as they mature or, in the case of contingent liabilities, otherwise become payable, or (d) such Person is not “solvent” or is “insolvent”, as applicable within the meaning given those terms and similar terms under Applicable Law relating to fraudulent transfers and conveyances.

“Initial Estimated Yield” has the meaning specified in Section 2.1(x).

“Interim Payment” means a net payable amount determined by netting all of the Macquarie Interim Payments and Company Interim Payments.

“Intermediated Product Offtake Contract” means each of (i) the term agreement for offtake of ULSD and Jet A-1/Defstan between the Company and Shell Trading (US) Company dated April 1, 2022, (ii) the term agreement for offtake of Heavy Olefin Plant Feed between the Company and Shell Chemical LP dated April 1, 2022 , (iii) the term agreement for offtake of Jet Fuel between the Company and Shell Trading (US) Company dated April 1, 2022, (iv) the term agreement for offtake of Gasoline between the Equilon Enterprises LLC, dba Shell Oil Product US, dated April 1, 2022 and any other agreement designated as such by the Parties.

“Insolvency or Liquidation Proceeding” means:

(a)	any case commenced by or against any Person under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Person, any receivership or assignment for the benefit of all or substantially all creditors relating to any Person or any similar case or proceeding relative to any Person or all or substantially all of its creditors, as such, in each case whether or not voluntary; or

(b)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Person, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, except for any liquidation or dissolution permitted under the Transaction Documents.

“Intercreditor Agreement” means that certain intercreditor agreement, dated as of April 1, 2022 (as amended, restated, amended and restated, supplemented, modified, extended, renewed, replaced, refinanced or restructured from time to time) by and among Cantor Fitzgerald Securities, as agent for the Term Loan Secured Parties (as defined therein), Macquarie Energy North America Trading Inc., as Intermediation Facility Secured Party (as defined therein), Vertex Refining Alabama LLC, and each of the other Grantors (as defined therein) party thereto.

“Interim Crude Supply Agreement” means the interim crude and hydrocarbon feedstock supply agreement dated April 1, 2022 and entered into between Shell Chemical LP, Shell Trading (US) Company and the Company.

“Interim Crude Supply Assignment Agreement” means the assignment agreement entered into between the Company and Macquarie dated on or around the Commencement Date in respect of the assignment of the Company’s rights and obligations under the Interim Crude Supply Agreement to Macquarie.

“Inventory” has the meaning assigned to such term in the Uniform Commercial Code of the State of New York as in effect from time to time.

“Inventory Report” has the meaning as specified in Section 12.1(a).

“Inventory Sales Agreement” means the purchase and sale agreement, in form and in substance mutually agreeable to the Parties, dated as of the Commencement Date, pursuant to which the Company is selling and transferring to Macquarie the Commencement Date Volumes then owned by the Company for the Commencement Date Purchase Value related thereto, free and clear of all liens, claims and encumbrances of any kind, other than Permitted S&O Liens.

“Knowledge” means, with respect to a Person, the knowledge of the individuals of such Person, including a Responsible Officer, who have the responsibility for any day-to-day decision making, or legal, operational, or financial affairs of such Person, which knowledge shall include any and all facts and other information of such Person actually knew or reasonably should have known in accordance with all applicable industry standards and commercially reasonable prudence and diligence.

“Latest Commencement Date” has the meaning specified in Section 2.3(a).

“Liabilities” means any losses, liabilities, charges, damages, deficiencies, assessments, interests, fines, penalties, costs and expenses (collectively, “Costs”) of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements), including any Costs directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order and any Costs arising from compliance or non-compliance with Environmental Law.

“Lien Documents” means the Pledge and Security Agreement and any other instruments, documents and agreements delivered by or on behalf of the Company and its Affiliates in order to grant to and perfect in favor of Macquarie a security interest in and lien on the Hydrocarbon Credit Support as security for the obligations of the Company pursuant to this Agreement and the other Transaction Documents.

“Liens” has the meaning specified in Section 19.4(f)(ii).

“Liquidated Amount” has the meaning specified in Section 20.4(g).

“Macquarie” has the meaning specified in the introductory paragraph of this Agreement.

“Macquarie Crude Procurement Contract” means the Tripartite Crude Supply Agreement and any other contract entered into by Macquarie pursuant to this Agreement (including, without limitation, pursuant to Section 5.2(c)) for the procurement and/or purchase of Crude Oil within the U.S. to be sold and delivered to Macquarie at the relevant Crude Intake Point.

“Macquarie Interim Payment” has the meaning specified in Section 11.1(a).

“Macquarie Procurement Barrels” means barrels of Crude Oil purchased by Macquarie under a Macquarie Crude Procurement Contract.

“Macquarie’s Inspector” means any Person selected by Macquarie in a commercially reasonable manner that is acting as an agent for Macquarie and that (1) is a licensed Person who performs sampling, quality analysis and quantity determination of the Crude Oil and Products purchased and sold hereunder, (2) is not an Affiliate of any Party and (3) in the reasonable judgment of Macquarie, is qualified and reputed to perform its services in accordance with Applicable Law and industry practice, to perform any and all inspections required by Macquarie.

“Macquarie’s Policies and Procedures” shall have the meaning specified in Section 15.5(a).

“Macquarie’s Property” has the meaning specified in Section 19.4(f)(ii).

“Master Agreement” means the Master Crude Oil and Products Agreement, dated as of the Commencement Date, between the Company and Macquarie.

“Master Agreement Termination Event” means, with respect to a party, any “Event of Default” under the Master Agreement with respect to such party or any “Additional Termination Event” under the Master Agreement for which such party is the sole Affected Party thereunder.

“Material Adverse Change” means (a) a material adverse change in, or a material adverse effect upon, the operations, assets, business, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Company or of the Parent and its Subsidiaries taken as a whole; (b) a material impairment of the ability of the Company, Parent or any other Subsidiary of Parent to perform its obligations under any of the Transaction Documents to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Company, the Parent or any Subsidiary of the Parent of any Transaction Document to which it is a party.

“Material Obligation” means, in respect of the Company, a failure to comply with:

(a)	Section 14.1 (Provision of Financial Information);

(b)	Paragraphs (c),(e) and (g) of Section 14.2 (Additional Information);

(c)	Section 14.3 (Notification of Certain Events);

(d)	Article 17 (Insurance);

(e)	Paragraphs (c), (d), (e), (f) (j) and (k)of Section 19.3 (Company’s Covenants);

(f)	Section 19.4(f) (Further Assurances);

(g)	Section 19.5 (Negative Covenants); and

(h)	Section 19.6 (Additional Covenants).

“Measured Crude Quantity” means, for any Delivery Date, the total quantity of Crude Oil that, during such Delivery Date, was withdrawn and lifted by and delivered to the Company at the Crude Delivery Point, as evidenced by either (i) meter readings and meter tickets for that Delivery Date or (ii) tank gaugings conducted at the beginning and end of such Delivery Date.

“Measured Product Quantity” means, for any Delivery Date, the total quantity of a particular Product that, during such Delivery Date, was delivered by the Company to Macquarie at the Products Intake Point, as evidenced by either (i) meter readings and meter tickets for that Delivery Date or (ii) tank gaugings conducted at the beginning and end of such Delivery Date.

“Minimum Liquidity Requirement” has the meaning specified in Section 19.5.

“Monthly Crude Confirmation” has the meaning specified in Section 5.1(b)(iii)(A).

“Monthly Crude Forecast” has the meaning specified in Section 5.1(b)(iv).

“Monthly Crude Purchase Offer” has the meaning specified in Section 5.1(b)(iii)(B).

“Monthly Product Estimate” has the meaning specified in Section 8.3(b).

“Monthly True-Up Amount” has the meaning specified in Schedule C.

“Net Storage Volume” means, with respect to any measurement of volume, the total liquid volume, excluding sediment and water, corrected for the observed temperature to 60° F.

“Non-Affected Party” has the meaning specified in Section 18.1.

“Non-CL Affected Party” has the meaning given to it in Section 20.2(a)(ii)(A).

“Non-Defaulting Party” has the meaning specified in Section 20.4(a).

“Obligations” has the meaning specified in Section 14.4(c).

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Organization Documents” means, (a) with respect to any corporation, the charter or certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (or equivalent or comparable documents with respect to any non-U.S. jurisdiction), (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization (or equivalent or comparable documents with respect to any non-U.S. jurisdiction) and (d) with respect to all entities, any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization (or equivalent or comparable documents with respect to any non-U.S. jurisdiction).

“Operational Schedule” means Schedules A, D, E, F, K, I, N and O.

“Optional Early Termination Date” has the meaning specified in Section 3.2(a).

“Parent” means Vertex Energy, Inc.

“Party” or “Parties” has the meaning specified in the preamble to this Agreement.

“Patriot Act” means The USA Patriot Act.

“Permitted Article 10 Liens” means any Liens which are permitted pursuant to Article 10.

“Permitted S&O Liens” means: (a) Liens created in favor of Macquarie under the Lien Documents, (b) Liens for taxes, assessments, judgments, governmental charges or levies, or claims not yet delinquent or the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been made; (c) Liens of mechanics, laborers, non-commodity suppliers, workers, materialmen, and other similar liens incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if such reserve or appropriate provision, if any, as shall be required by GAAP shall have been made therefor (but not including any such Liens in favor of the Company or any of its Affiliates); (d) except to the extent released in any “bailee letter” or such similar documents, Liens securing rental, storage, throughput, transportation, handling or other similar fees or charges owing from time to time to carriers, bailees, transporters or warehousemen, solely to the extent of such fees or charges (but not including any such Liens in favor of the Company or any of its Affiliates); (e) Liens (1) incurred in the ordinary course of business (a) except to the extent released in any “bailee letter” or such similar documents, in connection with the purchase or shipping of goods or assets (or the related assets and proceeds thereof), which Liens arise by operation of law in favor of the seller or shipper of such goods or assets, which attach to such goods or assets and cease to be in effect upon payment in full of the purchase price for or for shipping of such goods or assets, and (b) to the extent available under Applicable Law, arising upon the purchase of oil or gas from the first producer thereof, which attach to such goods and cease to be in effect upon payment in full of the purchase price for such goods and (2) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and (f) Permitted Article 10 Liens.

“Permitted Supplier” means Shell Trading (US) Company and any other Third Party Supplier between the Parties from time to time.

“Permitted Supplier’s Crude Confirmation” means the confirmation of the Crude Oil grades (including the volumes per grade and the pricing levels) secured by the Permitted Supplier for a Delivery Month, as communicated to the Company by the Permitted Supplier in accordance with the terms of the Tripartite Crude Supply Agreement.

“Permitted Supplier Crude Estimate” means the Permitted Supplier’s best estimate of (a) prices; and (b) volume availability, in each case, for the each relevant grade of Crude Oil for a Delivery Month and as communicated to the Company by the Permitted Supplier in accordance with the terms of the Tripartite Crude Supply Agreement.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.

“Plains Agreements” means:

(a)	the Plains Terminalling Agreement;

(b)	the Plains Storage Rights Agreement; and

(c)	the Plains Consent Letter.

“Plains Consent Letter” means the “Consent to Storage and Usage Agreement” dated on or around the date of this Agreement and entered into between the Plains Operator, Macquarie and the Company.

“Plains Operator” means Plains Marketing, L.P., or such other successor that operates the Plains Storage Facilities.

“Plains Storage Facilities” has the meaning given to the term “Storage Facilities” in the Plains Sub Lease Agreement.

“Plains Storage Rights Agreement” means the sub-lease agreement entered into between the Company and Macquarie dated on or about the date of this Agreement

“Plains Terminalling Agreement” means the terminal services agreement (Agreement No. 5716-15-02-0121) dated as of March 1, 2015 between the Plains Operator and the Company, as successor in interest to Shell Chemical LP (as from time to time further amended, modified, supplemented, extended, renewed and/or restated).

“Pledge and Security Agreement” means that certain Pledge and Security Agreement by and between the Company and Macquarie, dated as of the Commencement Date.

“Pricing Group” means any of the Product Groups listed as a pricing group on Schedule H.

“Product” means any of the petroleum products listed on Schedule A, as from time to time amended by mutual agreement of the Parties.

“Product Group” means Crude Oil or a group of Products as specified on Schedule A.

“Product Purchase Adjustment” has the meaning specified in Section 8.9(b).

“Product Sale Adjustment” has the meaning specified in Section 8.9(a).

“Product Supplier” means any third party seller of Products with whom a Party proposes that Macquarie enter into an Included Product Purchase Transaction in accordance with Section 8.1(b).

“Product Transaction” has the meaning given to that term in the Master Agreement.

“Products Cover Costs” means, collectively, any additional costs and expenses or related damages as a result of the shortfall in the quantity of Product held for its account (in the circumstances described in Section 7.5).

“Products Delivery Point” means, with respect to any delivery of Product from an Included Storage Location, the relevant delivery point as described in the relevant Tripartite Product Offtake Agreement or Included Sales Transaction or, in relation to a sale of Products to the Company, at the exit flange of the relevant Included Storage Location.

“Products Intake Point” means the inlet flange of the relevant Included Product Tank.

“Projected Monthly Run Volume” has the meaning specified in Section 7.2(a).

“Projection Week” means Monday through Sunday.

“Provisional Contract Price” means, with respect to any quantity of Crude Oil or Products of a given type, grade, or specification which is purchased or sold by Macquarie pursuant to a Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Product Sales Transaction, the applicable pricing index plus the applicable differential specified in the applicable trade contract for such type, grade, or specification of Crude Oil or Product.

“RD Negotiation Period” has the meaning specified in Section 2.5(b).

“RD Early Termination Date” has the meaning specified in Section 3.2(b).

“Renewable Diesel Intermediation” has the meaning specified in Section 2.5(b).

“Refinery” has the meaning specified in the recitals hereto.

“Refinery Facilities” means (i) all the facilities located at the Refinery, and (ii) any associated or adjacent facility used by the Company to carry out the terms of this Agreement, excluding Crude Storage Tanks and Included Product Tanks.

“Refinery Procured Crude Barrels” has the meaning given in Section 5.3(a).

“Refinery Procured Product Barrels” has the meaning specified in Section 8.1(c).

“Refinery Product Contract” means a procurement contract entered into by the Company for the purchase by the Company of Product, which Product is to be resold by the Company to Macquarie at the time such Product passes the Products Intake Point.

“Refinery SPA” means the sale and purchase agreement in relation to the Refinery between (i) Equilon Enterprises LLC d/b/a Shell Oil Products US, Shell Chemical LP and Shell Oil Company, collectively as seller and (ii) the Vertex Energy Operating LLC as buyer.

“Related Hedges” means any transactions from time to time entered into by Macquarie with third parties unrelated to Macquarie or its Affiliates to hedge Macquarie’s exposure resulting from this Agreement or any other Transaction Document and Macquarie’s rights and obligations hereunder or thereunder.

“Relevant Default” has the meaning specified in Section 5.4(a).

“Required Storage and Transportation Arrangements” means such designations and other binding contractual arrangements hereafter entered into, in form and substance reasonably satisfactory to Macquarie, pursuant to which the Company (or its Affiliates) hereafter shall provide Macquarie with the Company’s (or its Affiliates’) full right to use the third party Included Product Pipelines and third party Included Product Tanks, pursuant to the terms and conditions of the Base Agreements or such other agreements creating the Company’s rights in and to such facilities and the rights of existing third parties.

“Responsible Officer” means the President, Chief Executive Officer, Chief Financial Officer, Head of Finance, or Controller of any Person.

“Revised Estimated Yield” has the meaning specified in Section 8.3(a).

“Sanctions Authority” means:

(a)	the United Nations;

(b)	the United States of America;

(c)	the European Union;

(d)	the United Kingdom;

(e)	Australia; and

(f)	the respective governmental, legislative, and regulatory institutions or bodies of any of the foregoing including the OFAC, the U.S. Department of Commerce, the U.S. Department of State, and any other agency of the U.S. government, Her Majesty’s Treasury of the United Kingdom, the United Nations Security Council or other relevant sanctions authority.

“Sanctions Law” or “Sanctions Laws” means any economic or financial sanctions law and/or regulation, export control, trade embargo, prohibition, restrictive measure, decision, executive order, or notice from any regulator implemented, adapted, imposed, administered, enacted and/or enforced by any Sanctions Authority from time to time.

“Sanctions Target” means any Person: (a) that is the subject or target of any Sanctions Law; (b) named in any Sanctions-related list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the OFAC list of “Specially Designated Nationals and Blocked Persons,” or any similar list maintained by any other Sanctions Authority (c) located, organized or resident in a country, territory or geographical region which is itself the subject or target of any Sanctions Law (including, without limitation, Cuba, Iran, North Korea, Syria, Crimea and so-called Donetsk People’s Republic (“DNR”) and Luhansk People’s Republic (“LNR”) regions of Ukraine, and, prior to January 1, 2017, Sudan) or (d) owned or controlled (as such terms are defined by the applicable Sanctions Laws) by any such Person or Persons described in the foregoing clauses (a) to (c).

“SEC” means the U.S. Securities and Exchange Commission.

“Settlement Amount” has the meaning specified in Section 20.4(c).

“Shell Crude Supply Agreement” means the term Crude Oil supply agreement between the Company and Shell Trading (US) Company dated on or about the date of this Agreement.

“Sludge” means a semi-solid slurry consisting of hydrocarbons, sediment, paraffin and water, produced from a process or as a result of solids separated from suspension in a liquid.

“SOFR” has the meaning given to that term in the Fee Letter.

“Sourcing Transaction” has the meaning specified in Section 19.3(h).

“Specified Event” means a transaction or other event that results all or substantially all of the assets constituting the Refinery are sold (whether in one transaction or in a series of related transactions) to a Person that is not an Affiliate of the Parent.

“Specified Indebtedness” means any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of a repurchase transaction, borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) or money raised, any finance lease, redeemable preference share, letter of credit, futures contract, guarantee, indemnity or any Derivative Transaction.

“Specified Transaction” means (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between Macquarie (or any of its Affiliates) and the Company (or any of its Affiliates) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, commodity spot transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, weather swap, weather derivative, weather option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) that is currently, or in the future becomes, recurrently entered into the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, (b) any combination of these transactions, (c) any other transaction identified as a Specified Transaction in this agreement or the relevant confirmation.

“Step-Out Inventory Sales Agreement” means the purchase and sale agreement, in the form provided on Schedule M, to be dated as of the Termination Date, if elected by Macquarie, pursuant to which the Company shall buy Crude Oil and Products from Macquarie subject to the provisions of this Agreement and any other terms agreed to by the Parties thereto.

“Storage Facilities Agreement” means the storage facilities agreement, in form and substance mutually agreeable to the Parties, to be dated as of the Commencement Date, between the Company and Macquarie, pursuant to which the Company has granted to Macquarie an exclusive right to use the Crude Storage Tanks and Included Product Tanks (to the extent that such exclusive right can be granted) in connection with this Agreement.

“Subsidiaries” means, with respect to any Person (the “parent”), any corporation, partnership, joint venture, limited liability company, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, partnership, joint venture, limited liability company, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power, or in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Target Month End Company Product Volume” means the commercially reasonable projected volume for Product in the Company Storage Locations at the end of the applicable Delivery Month as set forth in a report provided monthly by the Company in a form acceptable to Macquarie, and reconciling to Product purchases, run rates and sales for the applicable period.

“Target Month End Crude Inventory Volume” means the commercially reasonably projected volume for (i) Crude Oil in the Crude Storage Tanks; plus (ii) Crude Cargo Rollover Barrels, in each case, at the end of the Delivery Month set forth in a report provided monthly by the Company in a form acceptable to Macquarie, and reconciling to Crude Oil purchases, run rates and sales for the applicable period.

“Target Month End Product Inventory Volume” means the commercially reasonably projected volume for Product in the Included Product Locations at the end of the applicable Delivery Month as set forth in a report provided monthly by the Company in a form acceptable to Macquarie, and reconciling to Product purchases, run rates and sales for the applicable period.

“Target Month End Product Volume” means the Target Month End Product Inventory Volume and Target Month End Company Product Volume, collectively.

“Tax” or “Taxes” has the meaning specified in Section 16.1(a).

“Term” has the meaning specified in Section 3.1.

“Term Loan Agent” means Cantor Fitzgerald Securities.

“Termination Amount” means, without duplication, the total net amount owed by one Party to the other Party upon termination of this Agreement under Section 21.2(a).

“Termination Date” has the meaning specified in Section 21.1.

“Termination Date Crude Oil Volumes” has the meaning specified in Section 21.1(c).

“Termination Date Product Volumes” has the meaning specified in Section 21.1(c).

“Termination Date Volumes” has the meaning specified in Section 21.1(c).

“Termination Event” has the meaning specified in Section 20.3(a).

“Termination Notice” has the meaning specified in Section 20.3(b).

“Termination Reconciliation Statement” has the meaning specified in Section 21.2(c).

“Third Party Supplier” means any seller of Crude Oil under a Macquarie Crude Procurement Contract or an Included Product Purchase Transaction (in each case, other than the Company).

“Third Party Supplier Crude Purchase Amount” has the meaning specified in Section 6.4.

“Transaction Document” means any of this Agreement, the Inventory Sales Agreement, the Storage Facilities Agreement, the Step-Out Inventory Sales Agreement, the Guaranty, the Required Storage and Transportation Arrangements, the Fee Letter, the Independent Amount Letter, the Lien Documents, the Intercreditor Agreement, the Master Agreement, the Convenience Exchange Agreement, the Plains Agreements, the Interim Crude Supply Agreement, the Interim Crude Supply Assignment Agreement, the Shell Crude Supply Agreement, the Tripartite Crude Supply Agreement, the Intermediated Product Offtake Contracts, each Tripartite Product Offtake Agreement, the Tripartite Communications Side Letter and any other agreement or instrument contemplated hereby or executed in connection herewith, including any guarantees or other credit support documents as may be from time to time provided by the Company and/or any of its Affiliates but excluding that certain 2002 ISDA Master Agreement, dated as of the date hereof, including all schedules and annexes thereto, by and between Macquarie Bank Limited and the Company.

“Transaction Obligations” means all obligations, including Obligations, owing from time to time by the Parent, the Company and any of the Company’s Subsidiaries to Macquarie pursuant to this Agreement, the Guaranty or any other Transaction Document and shall include, without limitation, (a) all principal, premium, if any, reimbursement obligations, interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) in accordance with the relevant Transaction Document and (b) all fees, costs, expenses, indemnifications, damages, guarantees, and charges and other liabilities or amounts incurred in connection with any of the Transaction Documents and provided for thereunder, in the case of each of clause (a) and clause (b) whether before or after commencement of an Insolvency or Liquidation Proceeding and irrespective of whether any claim for such interest, fees, costs, expenses, indemnifications, damages, guarantees, charges or other liabilities or amounts is allowed as a claim in such Insolvency or Liquidation Proceeding.

“Transaction Supplement” has the meaning given to that term in Section 5.2(c).

“Transactions” has the meaning given to that term in Section 11.5.

“Tripartite Communications Side Letter” means the side letter entered into between the Company and Macquarie in relation to the Tripartite Crude Supply Agreement and each Tripartite Product Offtake Agreement on or around the Commencement Date.

“Tripartite Crude Supply Agreement” means the tripartite agreement among the Company, Macquarie and the Permitted Supplier in relation to the Shell Crude Supply Agreement.

“Tripartite Product Offtake Agreement” means any tripartite agreement entered into among the Parties and the relevant offtaker in the relation to an Intermediated Product Offtake Contract.

“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Unrestricted Cash” means cash or Cash Equivalents:

(a)	that are not, and are not required to be, designated as “restricted” on the financial statements of the Company;

(b)	that are not contractually required, and have not been contractually committed by the Company, to be used for a specific purpose;

(c)	that are not subject to:

(i)	any provision of law, statute, rule or regulation;

(ii)	any provision of the organizational documents of the Company;

(iii)	any order of any Governmental Authority; or

(iv)	any contractual restriction (including the terms of any Equity Interests),

in each case of (i) through (iv), preventing such cash or Cash Equivalents from being applied to the payment of the “Obligations” (as defined in the Existing Financing Agreement) or any of the Company’s payment obligations under the Transaction Documents;

(d)	in which no Person other than the Term Loan Agent has a Lien other than “Permitted Liens” as set forth in clause (f) of the definition of “Permitted Liens” in the Existing Financing Agreement;

(e)	that are held in a “Deposit Account” or “Securities Account” (each as defined in the Existing Financing Agreement), as applicable, but in all cases shall exclude the amount of the Company’s “Indebtedness” (as defined in the Existing Financing Agreement) which is more than 10 Business Days overdue (or in the case of Indebtedness of the type described in clause (e) of the definition of Indebtedness, remains outstanding more than 10 Business Days from the date constituting Indebtedness).

“U.S.” means the United States of America.

“Volume Determination Procedures” means (a) in respect of determining the Net Storage Volume of Crude Oil in the Crude Storage Tanks or Products in the Included Product Tanks, the Company’s ordinary daily and month-end procedures, which include manually gauging each Crude Storage Tank or Included Product Tank owned by Company on the last day of the month to ensure that the automated tank level readings are accurate to within a tolerance of two inches; provided that if the automated reading cannot be calibrated to be within such tolerance, “Volume Determination Procedures” shall include the manual gauge reading in the Company’s calculation of month-end inventory; (b) in respect of determining the Net Storage Volume of Products in the Included Product Tanks owned by any third party, using the volumes reported on the most recently available daily reports or monthly statements in respect of such tanks; (c) in respect of the linefill in the Included Crude Pipelines, such pipelines shall be deemed full, except when products owned by third parties are flowing through such pipelines, and (d) in respect to linefill or stored barrels in an Included Crude Pipelines owned by third parties, the most recently available daily storage reports or monthly statements indicating the amount of Crude Oil in respect of such pipelines, adjusted for best available information for daily injections and receipts since the last storage report date.

“Weekly Crude Projection” has the meaning specified in Section 5.1(c).

“Weekly Product Projection” has the meaning specified in Section 8.3(c).

1.2	Construction of Agreement.

(a)	Unless otherwise specified, reference to, and the definition of any document or agreement (including this Agreement, as well as all schedules thereto and hereto) shall be deemed a reference to such document or agreement as may be, amended, restated, amended and restated, supplemented, revised or otherwise modified from time to time.

(b)	Unless otherwise specified, all references to an “Article,” “Section,” or “Schedule” are to an Article or Section hereof or a Schedule attached hereto.

(c)	All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.

(d)	Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.

(e)	Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.

(f)	A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.

(g)	Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.

(h)	Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.

(i)	Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to actual Net Storage Volume, unless such volume has not been yet been determined, in which case, volume shall be an estimated net volume determined in accordance with the terms hereof.

(j)	The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(k)	All references herein to “estimates” or “projections” are intended to be references to good faith statements with respect to future events, and are not to be construed as guarantees of future performance.

(l)	Unless otherwise expressly stated herein, all references to “Schedules” shall mean and include such Schedules as they may be amended, revised or updated from time to time, as evidenced by written agreement (including, to the extent permitted herein, by exchange of e-mails between Authorized Representatives of the Parties) of the Parties evidencing such revision, amendment or update (it being acknowledged hereby that the foregoing does not require any Party hereto to revise, amend or update any such Schedule).

1.3	The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.

2	CONDITIONS TO COMMENCEMENT

2.1	Conditions to Obligations of Macquarie. The effectiveness of this Agreement and the obligations of Macquarie contemplated by this Agreement shall be subject to satisfaction (or waiver by Macquarie) of the following conditions precedent on and as of the Commencement Date:

(a)	The “Effective Time” has occurred under the Refinery SPA.

(b)	The Inventory Sales Agreement shall have been duly executed by the Company and, pursuant thereto, the Company shall have agreed to transfer to Macquarie on the Commencement Date, all right, title and interest in and to the Commencement Date Volumes subject thereto, free and clear of all Liens, other than Permitted S&O Liens;

(c)	The Interim Crude Supply Agreement and the Interim Crude Supply Assignment Agreement shall have been duly executed by the Company;

(d)	The Company shall have agreed to a form of the Step-Out Inventory Sales Agreement in form and in substance satisfactory to Macquarie;

(e)	The Company shall have duly executed the Storage Facilities Agreement in form and in substance satisfactory to Macquarie and provided Macquarie satisfactory documentation that it has secured, for the benefit of Macquarie, full, unencumbered storage and usage rights of the Crude Storage Tanks and Included Product Tanks;

(f)	Macquarie shall have confirmed to its satisfaction that, as of the Commencement Date, the Intercreditor Agreement contains provisions (including through amendments thereto and other ancillary documents such as lien releases, in each case in form and substance satisfactory to Macquarie) that (i) recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) confirm that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and shall not conflict with or violate any terms and conditions of such Existing Financing Agreement, (iii) recognize that Macquarie is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Existing Financing Agreement, (iv) recognize that Macquarie has a perfected first priority Lien on (A) the Hydrocarbon Credit Support and that such Hydrocarbon Credit Support is not part of the collateral security under the Existing Financing Agreement; and (B) related proceeds of insurance and that such proceeds of insurance are subject to the lien priorities set forth in the Intercreditor Agreements; and (v) confirm the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Macquarie is the owner or on which Macquarie has a Lien, in each case as contemplated by this Agreement and the other Transaction Documents;

(g)	Without limiting the generality of clause (f) above, Macquarie shall have received the Intercreditor Agreement with respect to the Existing Financing Agreement;

(h)	The Company shall have provided Macquarie with evidence, in a form reasonably satisfactory to Macquarie, that the Commencement Date Volumes shall be sold to Macquarie free and clear of any Liens, other than Permitted S&O Liens;

(i)	The Company shall have entered into the Lien Documents granting and perfecting in favor of Macquarie the security interest and lien contemplated thereby and all actions necessary to perfect the Liens granted thereunder shall have been completed, including the delivery of executed bailee’s letters as contemplated thereby but excluding the filing of UCC financing statements which shall be filed promptly following the Commencement Date.

(j)	The Company shall have duly executed the Fee Letter and the Independent Amount Letter and performed any terms and conditions thereof to be performed by the Company on or before the Commencement Date;

(k)	The Company shall have delivered to Macquarie the Guaranty, duly executed by the Parent;

(l)	The Company shall have delivered to Macquarie a duly executed officer’s certificate of each of the Company and the Parent containing the following documents: (i) the Organization Documents of the Company or the Parent, as applicable (which, to the extent filed with a Governmental Authority, shall be certified as of a recent date by such Governmental Authority), (ii) resolutions authorizing the entry into of this Agreement and the other Transaction Documents to which it is a party, (iii) a good standing certificate for each of the Company and the Parent from (A) the relevant state of formation and (B) from any state where it is, or is required to be, qualified to do business to the extent failure to so qualified could reasonably be expected to result in a Material Adverse Change and (iv) incumbency and representative signatures;

(m)	The Company shall have delivered to Macquarie a solvency certificate from the chief financial officer, chief executive officer, president or similar senior officer of Parent (after giving effect to the transactions contemplated by this Agreement, the other Transaction Documents and the Existing Financing Agreement) certifying that the Company and the Parent, individually and collectively, are not Insolvent;

(n)	The Company shall have delivered to Macquarie a duly executed Disclosure Letter, in form and substance satisfactory to Macquarie;

(o)	The Company shall have delivered to Macquarie:

(i)	the Current Financial Statements of Parent;

(ii)	a copy of the most recent balance sheet, statement of income and statement of cash flow of the Company for the relevant fiscal year, as reviewed by the Company’s independent certified public accountants,

(iii)	a copy of the Parent’s most recent quarterly report, containing unaudited consolidated financial statements of the Company for the relevant fiscal year; and

(iv)	a copy of the Parent’s consolidated financial statements including a cash flow statement, income statement and balance sheet for the second month preceding the Commencement Date, and certified by a Responsible Officer of Parent;

(p)	The Company shall have delivered to Macquarie an opinion of counsel, in form and substance satisfactory to Macquarie, covering such matters as Macquarie shall reasonably request, including: good standing; existence and due qualification; power and authority; due authorization and execution; and the enforceability of the Transaction Documents and the Guaranty;

(q)	No action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority as of the Commencement Date to set aside, restrain, enjoin or prevent the transactions and performance of the obligations contemplated by this Agreement;

(r)	Neither the Refinery nor any of the Included Storage Locations shall have been affected adversely or threatened to be affected adversely by any loss or damage, whether or not covered by insurance, unless such loss or damages would not have a material adverse effect on the usual, regular and ordinary operations of the Refinery or the Included Storage Locations;

(s)	The Company shall have delivered to Macquarie insurance certificates evidencing the effectiveness of the insurance policies and endorsements required by Article 17 below within five (5) Business Days after the Commencement Date;

(t)	The Company shall have complied with all covenants and agreements hereunder that it is required to comply with on or before the Commencement Date;

(u)	All representations and warranties of the Company and its Affiliates contained in the Transaction Documents shall be true and correct on and as of the Commencement Date, except for such representations and warranties that are expressly limited to another date;

(v)	The Company shall have delivered to Macquarie all necessary consents of stockholders or members and other third parties with respect to the execution, delivery and performance of the Transaction Documents by the Company and the Parent and such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein;

(w)	[reserved];

(x)	On or prior to the Commencement Date, the Company shall have provided to Macquarie:

(i)	the Target Month End Crude Inventory Volume and the Target Month End Product Volume in respect of April 2022;

(ii)	the Monthly Crude Purchase Offer in respect of April 2022;

(iii)	the most recent reports (as at the Commencement Date):

(A)	the Monthly Crude Forecast;

(B)	the Monthly Product Estimate;

(C)	the Projected Monthly Run Volume;

(D)	the Weekly Crude Projection; and

(E)	the Weekly Product Projection; and

(iv)	an expected Product yield for the Refinery based on its then current operating forecast for the Refinery (the “Initial Estimated Yield”);

(y)	Macquarie shall have received payment of all fees, expenses and other amounts due and payable on or prior to the Commencement Date required to be reimbursed or paid by the Company hereunder, under the Fee Letter or any other Transaction Document on or prior to such date, including reimbursement or payment of Macquarie’s and its Affiliates’ reasonable out-of-pocket expenses (including fees, charges and disbursements of Macquarie’s counsel, experts and consultants);

(z)	The Independent Amount shall have been posted with Macquarie as contemplated by Section 4.3;

(aa)	Payment of other Macquarie fees and expenses expressly required hereby and due on the Commencement Date. For the avoidance of doubt, this does not include any monthly fees due throughout the term of the contract;

(bb)	On or prior to the Commencement Date, Reed Smith LLP shall have provided to Macquarie such legal opinions or memoranda of law regarding this Agreement as may be required by Macquarie; and

(cc)	Without duplication, the Company shall have provided Macquarie fully executed Transaction Documents in form and in substance satisfactory to Macquarie.

2.2	Conditions to Obligations of the Company. The obligations of the Company contemplated by this Agreement shall be subject to satisfaction by Macquarie of the following conditions precedent on and as of the Commencement Date:

(a)	Macquarie shall have duly executed and delivered the Inventory Sales Agreement in form and substance satisfactory to the Company;

(b)	Macquarie shall have duly executed and delivered the Interim Crude Supply Assignment Agreement in form and substance satisfactory to the Company;

(c)	Macquarie shall have agreed to the form of the Step-Out Inventory Sales Agreement in form and in substance satisfactory to the Company;

(d)	Macquarie shall have duly executed and delivered the Storage Facilities Agreement in form and in substance satisfactory to the Company;

(e)	Macquarie shall have duly executed and delivered the Fee Letter and the Independent Amount Letter;

(f)	Macquarie shall have executed and delivered the Lien Documents to the extent its signature is required thereunder;

(g)	All representations and warranties of Macquarie contained in the Transaction Documents shall be true and correct on and as of the Commencement Date except for such as are expressly limited to another date;

(h)	Macquarie shall have complied with all covenants and agreements hereunder that it is required to comply with on or before the Commencement Date;

(i)	Macquarie shall have delivered to the Company such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein; and

(j)	Macquarie shall have delivered satisfactory evidence of its federal form 637 license.

2.3	Commencement Date.

(a)	Subject to the satisfaction (or waiver) of the conditions set forth in Sections 2.1 and 2.2, the “Commencement Date” shall be a Business Day mutually agreed to by the Parties on or after the Effective Date and on or prior to April 1, 2022 or such later date as the Parties shall agree (the “Latest Commencement Date”).

(b)	If the Commencement Date has not occurred on or before the Latest Commencement Date, this Agreement shall terminate on the first Business Day following the Latest Commencement Date. In such case, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in Article 2 (excluding Section 2.5(b)), Article 22, Article 23 and Article 25 and any obligation under the last sentence of this Section 2.3(b); provided, however, that nothing herein shall relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Without limiting the foregoing, if the failure of the Commencement Date to occur on or before the Latest Commencement Date is due to (i) any breach by the Company of its obligations hereunder, including its obligations under clause (c) below or (ii) the failure of any of the conditions contained in Section 2.1 to be satisfied on or before the Latest Commencement Date unless such failure is due to any breach by Macquarie of its obligations hereunder, including its obligations under clause (c) below, then the Company shall be obligated to reimburse Macquarie for any out of pocket losses, costs and damages incurred or realized by Macquarie as a result of its maintaining, terminating or obtaining any Related Hedges.

(c)	From and after the Effective Date, the Company shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.1 to be satisfied on or prior to the Latest Commencement Date and Macquarie shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.2 to be satisfied on or prior to the Latest Commencement Date.

2.4	UCC Filings and Mortgages.

(a)	UCC Filings.

(i)	From and after the Commencement Date, the Company shall cooperate with Macquarie to cause to be prepared, and filed, in such jurisdictions as Macquarie shall deem necessary or appropriate, UCC-1 financing statements reflecting (i) Macquarie as owner of all Crude Oil and Products in the Included Storage Locations and (ii) Macquarie as a secured party with respect to the Credit Support to perfect Macquarie’s security interest under the Lien Documents. The Company shall execute and deliver to Macquarie, and the Company hereby authorizes Macquarie to file (with or without the Company’s signature), at any time and from time to time, all such financing statements, amendments to financing statements, continuation financing statements, termination statements, relating to such Crude Oil and Products and the Credit Support, and other documents and instruments, all in form satisfactory to Macquarie, as Macquarie may request, to confirm Macquarie’s ownership of such Crude Oil and Products and to otherwise accomplish the purposes of this Agreement and as required pursuant to the Lien Documents.

(ii)	Without limiting the generality of the foregoing, the Company ratifies and authorizes the filing by Macquarie of any financing statements filed prior to the Commencement Date and identified by Macquarie in writing to the Company.

2.5	Post-Commencement Date Covenants

(a)	Unwind Procedures. From and after the Commencement Date, the Company and Macquarie shall cooperate to develop and document, by no later than the date falling 180 days after the Commencement Date, a detailed set of terms and procedures relating to the unwind of the transactions contemplated by this Agreement and the other Transaction Documents upon the expiration or early termination of this Agreement, including, without limitation, in relation to the removal of all Macquarie’s Inventory from the Included Storage Locations and the Refinery Facilities, and the Parties shall amend this Agreement, the Storage Facilities Agreement and other applicable Transaction Documents as necessary to reflect such terms and procedures.

(b)	Renewable Diesel Conversion. From and after the Commencement Date to and including the date falling 90 days after the Commencement Date or such later date as may be agreed between the parties (the “RD Negotiation Period”), the Company and Macquarie shall, in good faith, use commercially reasonable efforts to negotiate mutually agreeable terms for Macquarie’s intermediating of renewable feedstocks and renewable diesel that will be utilized and/or produced by the Company in connection with and following the renewable diesel conversion project (such intermediation, the “Renewable Diesel Intermediation”). During the RD Negotiation Period, the Company acknowledges and agrees that Macquarie shall have the first right of refusal in respect of any intermediation arrangements for renewable feedstock and renewable diesel and accordingly, the Company shall not (and shall procure that neither the Parent nor any of its Affiliates shall) enter into any negotiations with any third parties in respect to any such intermediation arrangements unless and until the earliest to occur of (i) Macquarie notifying the Company in writing that it is not able or willing to enter into a Renewable Diesel Intermediation in relation to the Refinery; and (ii) 11:59 p.m. (EST) on the last day of the RD Negotiation Period. Notwithstanding the foregoing, this Agreement (including this Section 2.5(b)) shall not limit or otherwise restrict the Company’s ability to enter into and negotiate agreements for the purchase and sale of renewable diesel and renewable feedstock with third parties and any such agreements, and any renewable feedstocks or renewable diesel (and any products or proceeds thereof) owned, purchased or sold by the Company shall not be governed by this Agreement unless and until the Parties have consummated the Renewable Diesel Intermediation.

(c)	Cashflow Forecast. From and after the Commencement Date, the Company shall cooperate with Macquarie to develop a form of Cashflow Forecast (in form and substance satisfactory to Macquarie) by no later than the date falling 10 Business Days after the Commencement Date to enable Macquarie to monitor the Company’s compliance with the Minimum Liquidity Requirement and the requirements of Section 19.5 (Negative Covenants),

3	TERM OF AGREEMENT

3.1	Term. The Agreement shall become effective on the Effective Date, and subject to Section 3.2, shall continue for a 24 month period immediately following the Commencement Date (the “Term”). The last day of the Term is the “Expiration Date”. Unless an Optional Early Termination Date or an RD Early Termination Date is designated pursuant to Section 3.2, the Term shall be automatically extended for a further year period on the date that is the then prevailing Expiration Date.

3.2	Early Termination Rights.

(a)	Either Party may elect to terminate this Agreement by providing the other Party notice of any such election pursuant to Article 28; provided that no such election shall be effective until the day falling 180 calendar days following the date on which such notice is delivered (the “Optional Early Termination Date”). For the avoidance of doubt, the Termination Amount for any early termination pursuant to this paragraph shall be calculated in accordance with Section 21.2.

(b)	If, by the end of the RD Negotiation Period and without limiting either Parties’ rights under Section 3.2(a), Macquarie and the Company, each acting in good faith and in a commercially reasonable manner, have not been able to reach commercial agreement regarding the entry into of a Renewable Diesel Intermediation between Macquarie and the Company, the Company may elect to terminate this Agreement by providing notice of any such election (which shall specify the effective date of termination (the “RD Early Termination Date”)) to Macquarie pursuant to Article 28; provided that no such election shall be effective earlier than the date falling 90 calendar days following the date on which such notice is delivered.

(c)	During the period from (and including) the date on which a notice to terminate has been delivered to Macquarie or to the Company, under Section 3.2(a) or Section 3.2(b), as the case may be, but prior to occurrence of the Optional Early Termination Date or the RD Early Termination Date, as applicable, (i) each of the Parties shall cooperate in good faith and in a commercially reasonable manner with the other Party to implement an orderly transition and (ii) Macquarie will agree to use commercially reasonable efforts to facilitate a sale of all of Crude Oil and Products then stored Included Storage Locations to the Company or to a replacement intermediation provider, as the case may be.

3.3	Obligations upon Termination. The Parties shall perform their obligations relating to termination pursuant to Article 21 in connection with the termination of the Agreement on the Expiration Date.

4	COMMENCEMENT DATE TRANSFER

4.1	Transfer and Payment on the Commencement Date. The Parties acknowledge that Macquarie’s obligations hereunder (other than its obligation under Section 2.3 above) shall commence on the Commencement Date only if the Commencement Date Volumes shall be sold and transferred to Macquarie as provided under the Inventory Sales Agreement upon payment of the Estimated Commencement Date Value as provided therein.

4.2	Post-Commencement Date Reconciliation and True-Up. The Parties further acknowledge that the determination and payment of the Definitive Commencement Date Value shall be made as provided in the Inventory Sales Agreement.

4.3	Posting of Independent Amount. The Company shall transfer or otherwise make available to Macquarie the Independent Amount in accordance with the Independent Amount Letter. The Independent Amount shall (a) constitute credit support for all of the Company’s obligations to Macquarie under the Transactions Documents, inclusive of all of the Company’s obligations to Macquarie under Transactions and (b) be subject to the applicable provisions of this Agreement, including Section 14.4(c), and (c) except as otherwise applied or returned in accordance with the terms of the Transaction Documents, be returned to the Company only if (and when) the Transaction Documents have been terminated and all of the Company’s respective obligations to Macquarie under the Transactions Documents have been satisfied in full.

5	PURCHASE AND SALE OF CRUDE OIL

5.1	Monthly and Weekly Forecasts and Projections.

(a)	Target Month End Crude Inventory Volume and Target Month End Product Volume. No later than the twenty-fifth (25th) day of the month preceding a Delivery Month, the Company shall provide Macquarie with a preliminary written forecast in the form of Schedule P of the Target Month End Crude Inventory Volume and the Target Month End Product Volume for the following Delivery Month. During the first (1st) month of deliveries of Crude Oil made pursuant to this Agreement, the Target Month End Crude Inventory Volume and Target Month End Product Volume shall be the amounts set forth on Schedule G.

(b)	Monthly Crude Forecast.

(i)	No later than the tenth (10th) day of the second month preceding a Delivery Month, the Company will deliver to Macquarie the Permitted Supplier Crude Estimate for that Delivery Month;

(ii)	No later than the twentieth (20th) day of the second month preceding a Delivery Month, the Company shall provide Macquarie and the Permitted Supplier with an initial mandate for that Delivery Month in the form of Schedule Q, setting forth the Refinery’s anticipated Crude Oil requirements (each, a “Monthly Crude Forecast”). The Monthly Crude Forecast will include (i) the quantity, grade and schedule of Crude Oil to be supplied to Macquarie by the Permitted Supplier in accordance with the terms of the Tripartite Crude Supply Agreement; and (ii) the quantity, grade and schedule of any Refinery Procured Crude Barrels (if any) expected to be delivered for that Delivery Month.

(iii)	No later than the twenty-fifth (25th) day of the month preceding a Delivery Month, or promptly following the Company’s receipt of the Permitted Supplier’s Crude Confirmation from the Permitted Supplier (such date being, the “Monthly Crude Notification Date”), the Company will deliver to Macquarie:

(A)	the Permitted Supplier’s Crude Confirmation for that Delivery Month (a “Monthly Crude Confirmation”); and

(B)	an offer to purchase certain grades and quantities of Crude Oil from Macquarie (a “Monthly Crude Purchase Offer”) in accordance with the terms of this Agreement within two calendar months of the Monthly Crude Notification Date.

(iv)	Macquarie shall have the right to reject any Monthly Crude Confirmation and/or any Monthly Crude Purchase Offer; provided, however, that if Macquarie determines that it is not able to accept any Monthly Crude Confirmation or any Monthly Crude Purchase Offer for a Delivery Month, it will notify the Company within one (1) Business Day of the Monthly Crude Notification Date. Macquarie shall, subject to confidentiality and compliance with its internal policies and procedures of general application and consistently applied, provide a reasonably detailed explanation for its rejection of such Monthly Crude Confirmation and/or such Monthly Crude Purchase Offer, as applicable, to the extent possible but shall be under no obligation to disclose any information that Macquarie determines, in good faith and in a commercially reasonable manner, to be confidential or proprietary information. In the event that Macquarie does not reject a Monthly Crude Confirmation or a Monthly Crude Purchase Offer within one (1) Business Day of the Monthly Crude Notification Date, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Monthly Crude Confirmation and/or any Monthly Crude Purchase Offer, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.

(v)	If thereafter any change occurs outside of customary refinery operations affecting the quantity, grade or schedule of the Crude Oil to be supplied to Macquarie by the Permitted Supplier or any Third Party Supplier pursuant to Section 5.1(b)(iv) or the Refinery Procured Crude Barrels (if any) that the Company expects to procure for delivery during a Delivery Month that the Monthly Crude Forecast or Monthly Crude Confirmation relates to, the Company shall promptly advise Macquarie of such change and resolve and agree upon any needed changes in Target Month End Crude Inventory Volumes.

(c)	Weekly Crude Projection. No later than 5:00 p.m., CT on Thursday of each week, the Company shall provide Macquarie with a written summary in the form of Schedule R of the Refinery’s projected Crude Oil runs for the next immediately succeeding Projection Week (each, a “Weekly Crude Projection”). Macquarie shall have the right to reject any Weekly Crude Projection if it determines that either (i) such Weekly Crude Projection is not consistent with the terms of any Monthly Crude Purchase Offer that has been accepted by Macquarie; and/or (ii) such Weekly Crude Projection is inconsistent with the quantities of Crude Oil expected to be stored in the Crude Storage Tanks on any day during the relevant Projection Week, after taking into account any quantities of Crude Oil that Macquarie has notified the Company that it intends to withdraw from the Crude Storage Tanks on or prior to such date in accordance with the terms of the Storage Facilities Agreement; provided, however, that in the event Macquarie does not reject a Weekly Crude Projection by Friday at 5:00 pm CT, Macquarie shall be deemed to have accepted the same. In the event that Macquarie timely rejects any Weekly Crude Projection, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative to be used as the Weekly Crude Projection.

(d)	Change in Weekly Crude Projection. The Company shall promptly notify Macquarie in writing upon learning of any material change in any Weekly Crude Projection or if it is necessary to delay any previously scheduled pipeline nominations.

(e)	Responsibility of Company for Forecast and Projections. The Parties acknowledge that the Company is solely responsible for providing the Monthly Crude Confirmation, the Monthly Crude Purchase Offer, the Monthly Crude Forecast and the Weekly Crude Projection and for making any adjustments thereto, and the Company agrees that any forecasts and projections shall be prepared in good faith, with due regard to all available and reliable historical information and the Company’s then-current business prospects, and in accordance with Accepted Industry Practice; provided, however, that the Parties acknowledge and agree that any such forecasts and projections are only estimates and not guarantees of future performance, and the Company shall have no liability to Macquarie for any differences between such forecasts and projections provided by the Company in good faith and the actual crude requirements or runs. The Company acknowledges and agrees that (i) Macquarie shall be entitled to rely and act, and shall be fully protected in relying and acting, upon all such forecasts and projections until notified otherwise by the Company in accordance with Section 5.1(b)(v) or (d) of this Agreement, and (ii) Macquarie shall not have any responsibility to make any investigation into the facts or matters stated in such forecasts or projections.

5.2	Macquarie Crude Procurement Contracts.

(a)	Volume of Macquarie Procurement Barrels. On and after the Commencement Date through the end of the Term, Macquarie shall, if it has agreed to do so in accordance with the terms and conditions set forth therein, purchase from:

(i)	the Permitted Supplier under the Tripartite Crude Supply Agreement; if it has agreed to do so in accordance with the terms and conditions set forth therein;

(ii)	a Third Party Supplier (other than the Permitted Supplier under the Tripartite Crude Supply Agreement) but only to the extent that Macquarie has notified the Company pursuant to Section 5.2(c)(v) that it is willing and able to enter into a Macquarie Crude Procurement Contract with the relevant Third Party Supplier in relation to an Identified Crude Oil Delivery; and/or

(iii)	the Company, in the limited circumstances described in Section 5.2(c)(viii) below,

in each case, the Crude Oil set out in each Monthly Crude Confirmation accepted by Macquarie.

(b)	Sale of Macquarie Procurement Barrels. For sales of Macquarie Procurement Barrels by Macquarie to Company, title and risk of loss for each quantity of Crude Oil shall pass to Company on an “ex works” basis (EXW Incoterms ® 2010) as the Crude Oil passes the applicable Crude Delivery Point and such title shall pass to the Company free of all Liens, other than Permitted S&O Liens which are not Permitted Article 10 Liens. The Parties acknowledge that the consideration due from the Company to Macquarie for any Crude Oil shall be paid for in accordance with Article 11.

(c)	Procedures and Mechanisms for Additional Macquarie Crude Procurement Contracts.

(i)	Macquarie and the Company may, from time to time, to the extent not prohibited by the terms of the Tripartite Crude Supply Agreement and the Shell Crude Supply Contract, agree on an ad hoc basis that Macquarie will procure Crude Oil pursuant to a Macquarie Crude Procurement Contract on such terms and subject to such conditions as the Parties may agree, each in their sole discretion.

(ii)	Without limiting the foregoing, the Company may, from time to time and to the extent permitted by the terms of the Tripartite Crude Supply Agreement and the Shell Crude Supply Contract, notify Macquarie of:

(A)	one or more quantities of Crude Oil available in the market for delivery (each an “Identified Crude Oil Delivery”) which:

(1)	are available from a Third Party Supplier (other than the Permitted Supplier under the Shell Crude Supply Contract);

(2)	are of a specified grade; and

(B)	the terms (including any applicable discount or premium to index, and terms and conditions of sale) on which such cargoes are expected to be available for purchase (for the avoidance of doubt on a DES, DAT, FOB, CFR, DAP or CIF basis (or any others as may be agreed in writing as between the parties)) and whether the Company requires freight to be arranged for such Identified Crude Oil Delivery, by providing Macquarie with a notice in the relevant form set out in Schedule L (Form of Transaction Supplement) (a “Transaction Supplement”) or in such other form as may be agreed by the Parties in writing from time to time which:

(1)	shall comply with all applicable Sanctions Laws and other Applicable Laws relating to the control of export and contract;

(2)	shall relate to a proposed contract with a Third Party Supplier:

(I)	on open credit terms, unless otherwise agreed with Macquarie in its sole discretion (in which case, without duplication, any costs of expenses incurred by Macquarie in connection with the provision and maintenance of such credit support or collateral shall be deemed to be Ancillary Costs for which the Company is required to indemnify Macquarie); and

(II)	which are on contract terms with the relevant Third Party Supplier that are acceptable to Macquarie;

(3)	shall provide for each cargo of Crude Oil to be supplied on a customs-cleared basis where the original Third Party Supplier shall arrange and pay for export documentation and costs;

(4)	shall include full charterparty options for discharge and with diversions at charterparty cost, with access to vessel and charterparty data; and

(5)	when such volume of Crude Oil is expected to be purchased by the Company from Macquarie.

(iii)	The Company shall use commercially reasonable efforts to:

(A)	provide to Macquarie and the relevant Third Party Supplier a draft trade recap in respect of each Transaction Supplement; and

(B)	agree to terms with the relevant Third Party Supplier to permit Macquarie to disclose the resultant Macquarie Crude Procurement Contract and related information to the Company,

in each case, at the same time as its delivery of the relevant Transaction Supplement or as soon as practicable thereafter (and, in any case, prior to Macquarie and the relevant Third Party Supplier entering into the relevant Macquarie Crude Procurement Contract).

(iv)	Upon receipt of a Transaction Supplement from the Company pursuant to Section 5.2(c)(ii) above, Macquarie shall:

(A)	promptly notify the Company that it has received the same; and

(B)	promptly review the proposed terms of purchase of the identified delivery of Crude Oil set out in the relevant Transaction Supplement.

(v)	Macquarie shall as soon as is reasonably practicable and in any event within one (1) Business Day of receipt of a Transaction Supplement pursuant to Section 5.2(c)(ii) above, notify the Company whether or not Macquarie is willing and able to enter into a contract to purchase the Identified Crude Oil Delivery on the terms set out in the Transaction Supplement (provided that if the Company indicates together with the relevant Transaction Supplement that greater urgency is required setting out a target time for response then Macquarie shall use commercially reasonable efforts to respond by the target time so notified). Macquarie may in its sole discretion determine whether or not it is willing and able to enter into such contract.

(vi)	If Macquarie notifies the Company pursuant to Section 5.2(c)(v) that, subject to the terms of any Macquarie Crude Procurement Contract being in form and substance acceptable to Macquarie, it is able to enter into a Macquarie Crude Procurement Contract to purchase the Identified Crude Oil Delivery on the terms set out in the Transaction Supplement, Macquarie shall use commercially reasonable efforts to promptly enter into such Macquarie Crude Procurement Contract with the Third Party Supplier for the purchase of the Identified Crude Oil Delivery (as the same may be negotiated between Macquarie and the Third Party Supplier), provided that the Identified Crude Oil Delivery remains available for purchase on the market under those same terms (or similar terms acceptable to the Company and Macquarie) and provided always that Macquarie, in its sole discretion, may decline to enter into any such Macquarie Crude Procurement Contract. In the event that Macquarie, in its sole discretion, declines to enter into any such Macquarie Crude Procurement Contract, it shall promptly notify the Company of its decision.

(vii)	Macquarie shall notify the Company promptly after entering into any Macquarie Crude Procurement Contract pursuant to Section 5.2(c)(vi) (and, in any event, no later than one (1) Business Day after entering into the relevant Macquarie Crude Procurement Contract).

(viii)	If Macquarie notifies the Company that it is unwilling or unable to enter into the relevant Macquarie Crude Procurement Contract with a Third Party Supplier, the Company may instead purchase the Identified Crude Oil Delivery from the relevant Third Party Supplier and sell the relevant Identified Crude Oil Delivery to Macquarie in accordance with Section 5.3 below.

5.3	Refinery Procured Crude Barrels.

(a)	Macquarie Purchase of Refinery Procured Crude Barrels. Macquarie shall purchase all quantities of Crude Oil which the Company procures from a Third Party Supplier (“Refinery Procured Crude Barrels”) which are consistent with the volumetric nominations in the applicable Monthly Crude Confirmation that has been accepted by Macquarie; provided that Macquarie is satisfied that the following conditions are met:

(i)	such Refinery Procured Crude Barrels are of such grade as Macquarie has approved (including any of the grades specified in the Shell Crude Supply Contract);

(ii)	the procurement of such Refinery Procured Crude Barrels by the Company does not breach and/or would not cause the Company or Macquarie to breach the terms of the Shell Crude Supply Agreement or the Tripartite Crude Supply Agreement;

(iii)	the quantities of Crude Oil comprising such Refinery Procured Crude Barrels do not exceed, and would not cause the Company to exceed, the maximum inventory level for Crude Oil set forth on Schedule D; and

(iv)	no Relevant Default has occurred and is continuing in respect of the Company and no Event of Default has occurred and is continuing under this Agreement.

(b)	Procedures and Mechanisms for Refinery Procured Crude Barrels. Prior to the delivery of any Refinery Procured Crude Barrels hereunder, the Parties shall establish procedures and mechanisms, reasonably satisfactory to Macquarie, for determining and reporting specific volumes of such Refinery Procured Crude Barrels.

(c)	Sales of Refinery Procured Crude Barrels. For sales by the Company to Macquarie, they shall be on DDP (Incoterms 2010) basis (or such other basis as may be agreed between the Parties) at Current Month Pricing Benchmark(s), subject to the calculation of the Monthly True-Up Amounts as provided for on Schedule C, and title and risk of loss for each quantity of Crude Oil shall pass to Macquarie as the Crude Oil passes the applicable Crude Intake Point free of Liens other than Permitted S&O Liens. The Parties acknowledge that the consideration due from Macquarie to the Company for any Crude Oil shall be paid for in accordance with Article 11.

(d)	Sale of Refinery Procured Crude Barrels. For sales of Refinery Procured Crude Barrels by Macquarie to Company, title and risk of loss for each quantity of Crude Oil shall pass to Company on an “ex works” basis (EXW Incoterms ® 2010) as the Crude Oil passes the applicable Crude Delivery Point free of Liens, other than Permitted S&O Liens which are not Permitted Article 10 Liens. The Parties acknowledge that the consideration due from the Company to Macquarie for any Crude Oil shall be paid for in accordance with Article 11.

(e)	Company’s Obligation to Refinery Procured Crude Barrels. The Company acknowledges and agrees that, subject to the terms and conditions of this Agreement, it is obligated to purchase and take delivery of Refinery Procured Crude Barrels acquired by Macquarie from the Company.

5.4	Sale of Crude Oil by Macquarie at Crude Delivery Points.

(a)	Sale of Crude Oil by Macquarie to the Company. Provided that (a) no Default pursuant to Section 20.1(a), 20.1(d) or Section 20.1(e) of this Agreement has occurred and is continuing with respect to the Company (a “Relevant Default”); or (b) no Event of Default has occurred and is continuing:

(i)	the Company shall be permitted to purchase Crude Oil from the Crude Storage Tanks and take delivery of such Crude Oil at the Crude Delivery Point in accordance with the Weekly Crude Projection and contracted for under an accepted Monthly Crude Purchase Offer, or as otherwise mutually agreed to by the Parties. The Parties acknowledge and agree that Macquarie is under no obligation to sell Crude Oil purchased by Macquarie pursuant to a Macquarie Crude Procurement Contract to the Company but, in any event, Macquarie is obliged to sell Crude Oil to the Company in accordance with the terms of any accepted Monthly Crude Purchase Offer. The sale and receipt of any Crude Oil by Company at any Crude Delivery Point shall be on an “ex works” basis (EXW Incoterms 2010) free of liens, other than Permitted S&O Liens. Upon such sale, title and risk of loss will transfer to the Company. The Company shall take all commercially reasonable actions necessary to maintain a connection with the Crude Storage Tanks to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby; and

(ii)	the Company may, from time to time, notify Macquarie that it wishes to optimize the Crude Oil stored in the Crude Storage Tanks by purchasing Crude Oil from such Crude Storage Tanks and on-selling such Crude Oil to a third party. In such circumstances, the Company shall take delivery of such Crude Oil at a Crude Delivery Point for such purposes which, for the avoidance of doubt, shall be different to the Crude Delivery Point for purchases of Crude Oil by the Company from Macquarie pursuant to sub-paragraph (i) above. The terms for pricing and transfer of title and risk of loss for any such sale shall be as set forth in Sections 5.2(b) and 5.3(d); provided, that, on the date falling one Business Day prior to the relevant Delivery Date, the Company shall prepay to Macquarie an amount equal to the applicable Daily Price (determined by Macquarie as of the date falling two (2) Business Days prior to the relevant Delivery Date) for any volumes of Crude Oil which the Company purchases pursuant to this Section 5.4(a)(ii) prior to the withdrawal of such Crude Oil from the Included Storage Locations. Any such prepayment will be subject to the calculation of the Monthly True-Up Amounts as provided for on Schedule C and shall be invoiced and otherwise payable by the Company in accordance with Article 11 of this Agreement. For the avoidance of doubt, any such prepaid volumes shall not be separately included in the calculation of Daily Crude Sales. Any such sales shall corresponding reduce the obligations of the Parties under the relevant Monthly Crude Purchase Offer.

(b)	Included Crude Sales Transactions.

(i)	Notwithstanding anything to the contrary in this Agreement, the Company may from time to time propose to Macquarie that Macquarie enter into an Included Crude Sales Transaction with a Customer. Any such proposal must specify an identified Customer and trade terms, including price, quantity, delivery period(s), product grade or other material terms (a “Crude Sales Proposal”); provided, that the Company shall not have authority to bind Macquarie to, or enter into on Macquarie’s behalf, any Included Sales Transactions and the Company shall not represent to any Person that it has such authority. Macquarie shall consider any such proposal to enter into an Included Crude Sales Transaction in good faith and in a commercially reasonable manner, but shall be under no obligation to enter into any such Included Crude Sale Transaction. Macquarie may, as a condition precedent to the entry into of any such Included Crude Sales Transaction, require in its sole and absolute discretion that (i) an additional fee is payable by the Company to Macquarie in relation to Included Crude Sales Transactions; and (ii) procedures and mechanisms for determining and reporting the quantities and grades of Crude Oil that are the subject of any Included Crude Sales Transaction are agreed between the Parties.

(ii)	If, and only if, the Company and Macquarie agree on the terms for a potential Included Crude Sales Transaction (each in their sole and absolute discretion), Macquarie shall use commercially reasonable efforts to promptly enter into a binding agreement with a potential Customer on pricing terms at least as favorable to the Company as those on which the Company proposed that Macquarie enter into such Included Crude Sales Transaction, as specified in the Crude Sales Proposal. In the event that Macquarie identifies and enters into such an agreement with a Customer, Macquarie shall promptly finalize and confirm such Included Crude Sales Transaction to the Company using its ordinary documentation and confirmation procedures. Macquarie shall use commercially reasonable efforts to obtain the relevant Customer’s consent to Macquarie’s disclosing the applicable trade documents for such Included Sales Transaction to the Company.

(iii)	Each of the Company and Macquarie acknowledges and agrees that the difference between the amount at which Macquarie sold the relevant quantity of Crude Oil to a Customer pursuant to an Included Crude Sales Transaction and the amount at which Macquarie would have sold such quantity of Crude Oil to the Company in accordance with the terms of Section 5.4(a)(i) of the Agreement shall form part of the calculation of the Monthly True-Up Amount.

5.5	Transportation, Storage and Delivery of Crude Oil. Macquarie shall have the exclusive right to inject (except for such injections by the Company otherwise contemplated in Section 11.3), store and withdraw Crude Oil in and from the Crude Storage Tanks as provided in and subject to the Storage Facilities Agreement or applicable Required Storage and Transportation Arrangement; provided, however, that the Company shall (i) bear sole responsibility for the physical transfer of Crude Oil to and from the Crude Storage Tanks and (ii) be permitted to withdraw, transfer and inject Crude Oil to facilitate the transactions contemplated by this Agreement and as otherwise permitted by the terms of the Storage Facilities Agreement and the other Transactions Documents.

5.6	Hydrocarbon Credit Support. In the event that the Company holds title to any Hydrocarbon Credit Support, the Company shall, (for the avoidance of doubt in construing Article 22) indemnify and hold harmless Macquarie, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising therefrom as and to the extent provided in Article 22 (and subject thereto in all respects) except to the extent such Liabilities are caused by or attributable to any of the matters for which Macquarie is indemnifying the Company pursuant to Article 22.

5.7	Contract Documentation, Confirmations and Conditions.

Conditions to Macquarie Delivery of Crude. Macquarie’s obligations to sell Crude Oil to the Company under this Agreement shall be subject to (i) all of the terms and conditions of the Macquarie Crude Procurement Contracts, (ii) the Company fulfilling its obligations to deliver Refinery Procured Crude Barrels (if any) to Macquarie and (iii) the condition precedent that no Relevant Default and/or no Event of Default has occurred and is continuing with respect to the Company.

5.8	DISCLAIMER OF WARRANTIES. EXCEPT FOR THE WARRANTY THAT (I) MACQUARIE SHALL HAVE AND CONVEY GOOD TITLE TO ALL CRUDE OIL OR PRODUCTS SOLD BY MACQUARIE TO COMPANY HEREUNDER; OR (II) THE COMPANY SHALL HAVE AND CONVEY GOOD TITLE TO ALL CRUDE OIL OR PRODUCTS SOLD TO MACQUARIE BY THE COMPANY HEREUNDER, IN EACH CASE, FREE AND CLEAR OF ALL LIENS, other than Permitted S&O Liens (WHICH, FOR CONVEYANCES TO THE COMPANY, ARE NOT PERMITTED ARTICLE 10 LIENS), NEITHER THE COMPANY NOR MACQUARIE, AS APPLICABLE, MAKES ANY WARRANTY, CONDITION OR OTHER REPRESENTATION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS OR SUITABILITY OF SUCH CRUDE OIL OR PRODUCTS FOR ANY PARTICULAR PURPOSE OR OTHERWISE AND ALL SUCH WARRANTIES, CONDITIONS AND OTHER REPRESENTATIONS ARE HEREBY DISCLAIMED. FURTHER, MACQUARIE MAKES NO WARRANTY OR REPRESENTATION THAT SUCH CRUDE OIL OR PRODUCTS CONFORMS TO THE SPECIFICATIONS IDENTIFIED IN ANY CONTRACT WITH THE COMPANY OR ANY THIRD PARTY SUPPLIER.

5.9	Losses, Quality Claims and Claims Handling.

(a)	Responsibility for volume differences. Where a delivery of Crude Oil to Macquarie from a Third Party Supplier pursuant to a Macquarie Crude Procurement Contract prices based on load volume, the Company shall indemnify and hold Macquarie harmless against any losses, costs and damages incurred by Macquarie if the actual volume of Crude Oil delivered to the relevant Crude Intake Point is less than the supplier invoiced load volume, including, without limitation as a result of Macquarie adjusting, entering into or terminating or obtaining any Related Hedges; provided that the Company shall be under no obligation to indemnify and hold Macquarie harmless against any losses, costs and damages incurred by Macquarie if such losses, costs and damages were caused as a result of the gross negligence, willful misconduct or intentional default of Macquarie.

(b)	Responsibility for Specifications of Crude Oil. The failure of any Crude Oil or Product that Macquarie hereunder sells to the Company to meet the specifications or other quality requirements applicable thereto as stated in a Macquarie Crude Procurement Contract for that Crude Oil shall be for the sole account of the Company and shall not entitle the Company to any reduction in the amounts due by it to Macquarie hereunder; provided, however, that any claims made by Macquarie with respect to such non-conforming Crude Oil or Product shall be for the Company’s account and resolved in accordance with this Section 5.9. The sale of any Crude Oil to the Company by Macquarie that does not meet the specifications or other quality requirements application thereto as specified in the relevant Macquarie Crude Procurement Contract for that Crude Oil shall not constitute a breach of this Agreement by Macquarie.

(c)	Coordination of Resolution of Disputes with Third Parties. The Parties shall consult with each other and coordinate how to handle and resolve any claims arising in the ordinary course of business (including claims related to Crude Oil, Products, pipeline, tank transfers, ocean transportation or Ancillary Costs and any dispute, claim, or controversy arising hereunder or under or in relation to any Transaction Document between Macquarie and any of its vendors or counterparties who supply goods or services in conjunction with Macquarie’s performance of its obligations under this Agreement) made by or against Macquarie arising out of or in connection with the Transaction Documents or the transactions contemplated therein. In all instances wherein any such claims are made by a third party against Macquarie which, absent any gross negligence, willful misconduct or intentional default on the part of Macquarie, shall be for the account of the Company, the Company shall have the right, subject to Section 5.9(e), to either direct Macquarie to take commercially reasonable actions in the handling of such claims or assume the handling of such claims in the name of Macquarie, all at the Company’s cost and expense; provided that Macquarie may require that the Company assume the handling of any such claim. To the extent that the Company believes that any claim should be made by Macquarie for the account of the Company against any third party (whether a Third Party Supplier, terminal facility, pipeline, storage facility or otherwise), and subject to Section 5.9(e), Macquarie shall take any commercially reasonable actions as requested by the Company either directly, or by allowing the Company to do so, to prosecute such claim all at the Company’s cost and expense and all recoveries resulting from the prosecution of such claim shall be for the account of the Company.

(d)	Macquarie Involvement Resolution of Disputes with Third Parties. Macquarie shall, in a commercially reasonable manner, cooperate with the Company in prosecuting any such claim and shall be entitled to assist in the prosecution of such claim at the Company’s expense, if the Company so requests. In the event that Macquarie assists in the prosecution of such claim not at the request of Company, such prosecution shall be at Macquarie’s sole cost and expense. In no event may Macquarie settle any such claim without the Company’s prior written consent, such consent not to be unreasonably conditioned, delayed or withheld. In the event that Macquarie has a claim or cause of action arising under any Macquarie Crude Procurement Contract that Macquarie declines to pursue or prosecute, then Macquarie shall, upon written request of the Company, to the extent possible through the use of commercially reasonable efforts either assign such claim or cause of action to the Company, or designate the Company as Macquarie’s limited agent, so at to facilitate the Company’s ability to pursue or prosecute such claim.

(e)	Disputes Subject to Indemnification Provisions. In addition, any claim that is or becomes subject to Article 22 shall be handled and resolved in accordance with the provisions of Article 22.

(f)	Disputes with a Permitted Supplier: Macquarie shall be under no obligation to pay any amount to the Company in relation to any quantity, quality or other claim in relation to any Crude Oil delivered to Refinery that is the subject of a Macquarie Crude Procurement Contract including, without limitation, in relation to any damage caused to the Refinery, the Refinery Facility, the Included Storage Locations or otherwise, except and to the extent only, that Macquarie has received the corresponding payment from the Permitted Supplier or Third Party Supplier or other third party with respect to such claim.

(g)	Intent of the Parties. The Parties acknowledge and agree that the excusal of Macquarie’s performance under Sections 5.9(a), 5.9(b), and otherwise under this Agreement and the other Transaction Documents, is solely for purposes of allocating the respective rights, liabilities and obligations as between Macquarie and the Company and is not intended to excuse a default or limit the liability of any third party.

5.10	Communications Regarding Nominations and Deliveries. The Parties shall coordinate all nominations and deliveries according to the communications protocol on Schedule I.

6	PURCHASE PRICE FOR CRUDE OIL

6.1	Daily Volumes. Each Business Day the Company shall provide to Macquarie meter tickets and/or meter readings, and tank gauge readings confirming the Measured Crude Quantity for each of the Crude Storage Tanks for all Delivery Dates since the prior Business Day. The Company shall use commercially reasonable efforts to deliver such tickets, readings and other information by 10:00 a.m. CT on the relevant Business Day (as applicable) but shall in any event deliver such tickets, readings and other information by no later than 12:00 pm CT on such day or Business Day.

6.2	Purchase Price for Crude Oil. The per Barrel purchase price for the Daily Crude Sales and Daily Crude Purchases shall equal the Current Month Pricing Benchmark specified for Crude Oil, subject to the calculation of the Monthly True-Up Amounts as provided for on Schedule C, and Macquarie shall provide interim invoice statements (subject to the calculation of the Monthly True-Up Amount) to the Company during each month based on provisional prices (determined using the index price for the day plus the applicable Differential for such month) established in good faith by Macquarie for Barrels purchased.

6.3	Material Crude Grade Changes. If either the Company or Macquarie concludes in its reasonable judgment that the specifications (including specific gravity and sulfur content of the Crude Oil) of the Crude Oil procured, or projected to be procured, differ materially from the grades that have generally been run by the Refinery or such grades that the Company may run from time to time in accordance with Accepted Industry Practice, then the Company and Macquarie shall endeavor in good faith to mutually agree on (i) acceptable price indices for such Crude Oil, and (ii) a settlement payment from one Party to the other that is sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices.

6.4	Crude Purchase Adjustment. In respect of each delivery of Macquarie Procurement Barrels to a Crude Intake Point pursuant to a Macquarie Crude Procurement Contract, Macquarie shall determine whether an amount is due by one Party to the other (a “Crude Purchase Adjustment”) in accordance with the following terms and conditions:

(a)	Macquarie shall determine the quantity of Barrels of Crude Oil purchased and Macquarie shall provide interim invoice statements (subject to adjustment in accordance with the Crude Purchase Adjustment contemplated in this Section 6.4(b) and (c)) for a provisional amount equal to the product of (i) the applicable number of Barrels of Crude Oil delivered on that day; and (ii) the applicable Provisional Contract Price(s) on such day (a “Third Party Supplier Crude Purchase Amount”); provided that, for delivery by vessel, a Third Party Supplier Crude Purchase Amount will not be calculated until the applicable cargo has fully discharged;

(b)	If, (i) the Third Party Supplier Crude Purchase Amount exceeds the Index Crude Purchase Value, then the Crude Purchase Adjustment for that Crude Oil shall equal such excess and shall be due to Macquarie or (ii) the Index Crude Purchase Value exceeds the Third Party Supplier Crude Purchase Amount, then the Crude Purchase Adjustment for that Crude Oil shall equal such excess and shall be due to Company, in either case within two Business Days; and

(c)	Once the final price is known for the relevant delivery of Crude Oil by a Third Party Supplier to Macquarie, a further true-up shall be determined and incorporated as a component of the next Monthly True-Up Amount in accordance with Schedule C.

7	TARGET INVENTORY LEVELS AND DIFFERENTIAL ADJUSTMENT

7.1	Target Inventory Levels. Monthly inventory targets for Crude Oil and Products shall be set pursuant to this Article 7. Such monthly inventory targets for Crude Oil and Products shall (except in the case of Crude Cargo Rollover Barrels) be subject to the minimum and maximum inventory levels set forth in Schedule D for each Pricing Group, which minimum and maximum inventory levels shall be satisfied by the procurement and sale of Crude Oil and Products in accordance with the terms hereof. The Company represents and warrants that the respective Target Month End Crude Inventory Volumes and Target Month End Product Volumes that the Company sets for each month during the Term hereof shall be the Company’s good faith estimate (which is not a guarantee of actual performance), at the time it sets such targets, of the Ending In-Tank Crude Inventory (and, as applicable, Crude Cargo Rollover Barrels) and the Ending In-Tank Product Inventory at the end of such month.

7.2	Target Month End Crude Inventory Volume.

(a)	Projected Monthly Run Volume. By no later than the twenty-fifth (25th) day of the month preceding each Delivery Month, the Company shall notify Macquarie of the aggregate quantity of Crude Oil that the Company expects to run at the Refinery during such Delivery Month (the “Projected Monthly Run Volume”). Macquarie shall have the right to reject any Projected Monthly Run Volume if it determines that either (i) such Projected Monthly Run Volume is not consistent with the terms of any Monthly Crude Purchase Offer that has been accepted by Macquarie; and/or (ii) such Projected Monthly Run Volume is inconsistent with the quantities of Crude Oil expected to be stored in the Crude Storage Tanks on any day during the relevant Delivery Month, after taking into account any quantities of Crude Oil that Macquarie has notified the Company that it intends to withdraw from the Crude Storage Tanks on or prior to such date in accordance with the terms of the Storage Facilities Agreement; provided, however, that in the event Macquarie does not reject a Projected Monthly Run Volume within one (1) Business Day of receipt, Macquarie shall be deemed to have accepted the same. If Macquarie elects to reject any Projected Monthly Run Volume, it shall, subject to confidentiality and compliance with its internal policies and procedures of general application and consistently applied, provide a reasonably detailed explanation for its rejection of such Projected Monthly Run Volume to the extent possible, but shall be under no obligation to disclose any information that Macquarie determines, in good faith and a commercially reasonable manner to be confidential or proprietary information. In the event that Macquarie timely rejects any Projected Monthly Run Volume, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative to be used as the Projected Monthly Run Volume.

(b)	Constraints on Target Month End Crude Inventory Volume. In establishing a Target Month End Crude Inventory Volume, the Parties acknowledge that any increase in a Target Month End Crude Inventory Volume is constrained by the maximum inventory levels specified in Schedule D and the terms of any relevant Monthly Crude Purchase Offer that has been accepted by Macquarie, and that such Target Month End Crude Inventory volumes may not exceed such limits for the applicable month without the prior written consent of Macquarie.

(c)	Adjustments to Target Month End Crude Inventory Volume. The Parties may, by mutual agreement, adjust the Target Month End Crude Inventory Volume for any month. Any change to a Target Month End Crude Inventory Volume shall affect only the subject month and does not impact the calculation of the Target Month End Crude Inventory Volume in subsequent months.

7.3	Target Month End Product Volume.

(a)	Target Month End Product Volume; Applicable Range. Subject to events of Force Majeure, facility turnarounds, the performance of any third parties (including purchasers of Products under Included Sales Transactions and offtakers pursuant to the Tripartite Product Offtake Agreements), the Company shall, in establishing each Target Month End Product Volume, use commercially reasonable efforts to cause such Target Month End Product Volume to be within the applicable range specified for such Product on Schedule D.

(b)	Changes to Target Month End Product Volume. At any time the Parties may, by mutual agreement, change such Target Month End Product Volume.

7.4	Differential Adjustments. Promptly following the twenty-fifth (25th) of each month, Macquarie shall review the data for such month and the immediately succeeding Delivery Month and determine in consultation with the Company, and in good faith and in a commercially reasonable manner, whether, based on such data, an adjustment to any of the Crude Oil or Product Differentials is appropriate so as to more closely approximate applicable market differentials for Crude Oil or Product during that month; provided that, if Macquarie determines in its reasonable judgment that the data for such months does not provide a representative basis for such determination (due to anomalies, distortions or other factors identified by Macquarie), Macquarie shall adjust the applicable Crude Oil and/or Product Differentials commencing with the month immediately following such month (again in accordance with this Section 7.4). Macquarie shall deliver a revised Schedule H to the Company reflecting any such amended Differentials.

7.5	Products Cover Costs.

(a)	If, for any month (or portion thereof), Macquarie reasonably determines that, as a result of the Company’s failure to produce the quantities of Product projected under this Agreement, regardless of how caused (including any event of Force Majeure), Macquarie retains insufficient quantities of Product to comply with its obligations to any third parties under Included Sales Transactions, and Macquarie incurs any Products Cover Costs, then the Company shall be obliged to reimburse Macquarie for such Products Cover Costs.

(b)	If, for any month (or portion thereof), the Company reasonably determines that, solely as a result of the withdrawal of Product from an Included Product Tank by Macquarie (other than pursuant to Included Sales Transactions and/or sales to the Company), there are insufficient quantities of Product available to be sold to the Company by Macquarie pursuant to Section 8.2(b) below and the Company incurs any Product Cover Costs, then Macquarie shall be obliged to reimburse the Company for such Products Cover Costs.

7.6	Costs Related to Shortfall of Product.

(a)	To the extent that Macquarie is required to cover, pursuant to an Included Sales Transaction, any shortfall in any Product delivery, which shortfall arises as a result of the failure by the Company to produce, store or deliver when due such Product of the correct quality and quantity, using any inventory Macquarie owns and acquires separately from the inventory owned and maintained in connection with this Agreement, regardless of how caused (including any event of Force Majeure), any out of pocket cost or loss (excluding lost profits) incurred by Macquarie in connection therewith that is not otherwise included as a Products Cover Cost shall constitute an Ancillary Cost that is to be reimbursed to Macquarie.

(b)	To the extent that, as a result of the withdrawal of Product from an Included Product Tank by Macquarie, there is a shortfall in any Product to be sold to the Company by Macquarie pursuant to Section 8.2(b) below, any out of pocket cost or loss (excluding lost profits) incurred by the Company in connection therewith that is not otherwise included as a Products Cover Cost shall, notwithstanding anything to the contrary in this Agreement, constitute an Ancillary Cost that is to be reimbursed to the Company by Macquarie.

7.7	Excess Target Levels. No later than five (5) Business Days prior to the date on which the Company is obligated to establish the Target Month End Crude Inventory Volume or the Target Month End Product Volumes for any month, the Company may request that Macquarie agree to a level for any of the foregoing that, without taking into any account any Crude Cargo Rollover Barrels, exceeds that applicable maximum level set forth on Schedule D (an “Excess Inventory Level”); provided that such request may be for only such month or for a period of two (2) or more consecutive months starting with such month, as the Company shall specify in its request. If such request is made in a timely manner, Macquarie shall promptly review such request and advise the Company as to whether Macquarie accepts or rejects such Excess Inventory Level; provided that, Macquarie is under no obligation to accept any such request. If Macquarie accepts any request for an Excess Inventory Level, then for all purposes of this Agreement and in lieu of the relevant level set forth on Schedule D, such Excess Inventory Level shall constitute the maximum inventory level for the relevant Product Group for the period specified in such request; provided that, after such period, the applicable level set forth on Schedule D shall be in effect for purposes of this Agreement. If Macquarie rejects any such request, then the applicable level set forth on Schedule D shall continue in effect, unless otherwise expressly agreed by the Parties in writing.

7.8	Excess Inventory Levels.

(a)	Excess Quantity. If, at any time, either Party determines, with respect to any Product Group, that the aggregate quantity of such Product Group being held in the Included Storage Locations exceeds the maximum inventory level set forth on Schedule D for such Product Group in the Included Storage Locations (such excess, an “Excess Quantity”), such Party shall promptly notify the other Party of the existence and volume of such Excess Quantity. Within three (3) Business Days after such notice is given, Macquarie shall advise the Company as to whether Macquarie accepts such Excess Quantity (in which case Section 7.8(b) shall apply) or rejects such Excess Quantity (in which case Section 7.8(c) shall apply).

(b)	Response for Excess Quantity. If, and as of the day that, Macquarie accepts an Excess Quantity then:

(i)	for all purposes of this Agreement, the Excess Inventory Level for the relevant Product Group for the Included Storage Locations shall be increased by such Excess Quantity for the balance of the month in which such Excess Quantity was first identified and, at Macquarie’s option, for such additional month or months as Macquarie may specify; provided that if Macquarie does not accept such Excess Quantity for any additional month or months, such Excess Inventory Level shall only be in effect for the then current month and if the maximum inventory level is exceeded after the end of such current month, the provisions of this Section 7.8 shall apply anew as of the beginning the following month; and

(ii)	the provisions of this Agreement relating to the purchase and sale of Product (including, without limitation, Article 8 below) shall apply as if such quantity of Product did not constitute Excess Quantity.

(c)	Deferred Payment for Excess Quantity. If Macquarie rejects an Excess Quantity then, Macquarie shall purchase such Excess Quantity of Product from the Company on deferred payment terms and, accordingly, the provisions of Article 8 below shall not apply and no Monthly True-Up Amount shall be calculated in respect of such Excess Quantity. Instead, on (i) the date on which such Excess Quantity of Product is sold to the Company in accordance with the Weekly Product Projections, Macquarie shall pay to the Company an amount equal to the amount payable for the purchase of such Excess Quantity of Product by the Company, as determined in accordance with the terms of this Agreement; and (ii) the second Business Day following the date on which Excess Quantity of Product is sold to an offtaker in accordance with the terms of the relevant Tripartite Product Offtake Agreement, Macquarie shall pay to the Company an amount equal to the amount payable for the purpose of such Excess Quantity by the relevant offtaker, as determined in accordance with the terms of the relevant Tripartite Product Offtake Agreement. For the purposes of determining when any Excess Quantity of Product is sold, such Excess Quantity shall be deemed to have been withdrawn from the Included Product Tanks first.

8	PURCHASE AND DELIVERY OF PRODUCTS

8.1	Purchase and Sale of Products.

(a)	Macquarie Purchase of Products. From (and including) the Commencement Date through to (and including) the last day of the Term, the Company agrees to offer to sell and deliver to Macquarie, the entire Products output of the Refinery (excluding Eligible Lien Products). If Macquarie has accepted (or is deemed to have accepted) a Monthly Product Estimate delivered to it pursuant to Section 8.3 below, then Macquarie shall purchase and receive from the Company the entire Products output of the Refinery (excluding the Eligible Lien Products) during the Month in respect of which the Monthly Product Estimate relates, irrespective of whether or not such Products output is consistent with that Monthly Product Estimate.

(b)	Included Product Purchase Transaction.

(i)	From time to time, the Company may propose that Macquarie enter into an Included Product Purchase Transaction with an identified Product Supplier or on certain specified trade terms, such as price, quantity, delivery period(s), product grade or any other material term(s) (a “Product Purchase Proposal”). Macquarie may, in its sole and absolute discretion, reject a Product Purchase Proposal from the Company.

(ii)	If, and only if, the Company and Macquarie agree on the terms for a potential Included Product Purchase Transaction, Macquarie shall use commercially reasonable efforts to promptly enter into a binding agreement with a potential Product Supplier on terms which, unless otherwise agreed by the Company, are at least as favorable to the Company as those specified by the Company in the relevant Product Purchase Proposal, to the extent such terms were accepted by Macquarie. In the event that Macquarie enters into an Included Product Purchase Transaction in accordance with the foregoing procedures, Macquarie shall promptly confirm such Included Product Purchase Transaction and its key trade terms to the Company using Macquarie’s ordinary documentation and confirmation procedures. Macquarie shall use commercially reasonable efforts to obtain the consent of each Product Supplier party to an Included Product Purchase Transaction to Macquarie’s disclosing the applicable trade documents for such Included Product Purchase Transaction to the Company and, if required and so provided, shall share such documents with the Company.

(c)	Refinery Procured Product Barrels. No later than the fifteenth (15th) day of the month preceding a Delivery Month, the Company shall inform Macquarie whether the Company intends to purchase any Product (other than any Eligible Lien Product) that is being procured under a Refinery Product Contract for delivery during such Delivery Month (“Refinery Procured Product Barrels”) (such notification, a “Refinery Procured Product Notification”). In connection with each such quantity of Refinery Procured Product Barrels, the Company shall provide to Macquarie a transaction supplement in substantially the form annexed hereto as Schedule L (Form of Transaction Supplement) stating the known or estimated quantity, grade and delivery terms of such Refinery Procured Product Barrels expected to be delivered to the Included Product Tanks or such other Included Product Location designated by the Company. Macquarie shall consider any such notification in its sole and absolute discretion and shall notify the Company whether it is willing and able to purchase such Refinery Procured Product Barrels from the Company during such Delivery Month. Macquarie shall be under no obligation to consider any such Refinery Procured Product Notification unless it is satisfied that (i) no Relevant Default or Event of Default with respect to the Company has occurred and is then continuing; (ii) such Refinery Procured Product Barrels are of such grades as Macquarie has approved (including any of the grades specified in any Tripartite Products Offtake Agreement), would fall within an existing Product Group, and such quantity upon delivery does not exceed the maximum inventory level for such Products set forth on Schedule D; and (iii) the purchase by the Company of such Refinery Procured Product Barrels does not and would not cause the Company to breach the terms of any Intermediated Product Offtake Contract. If Macquarie accepts a Refinery Procured Product Notification, Macquarie shall purchase such quantity from the Company on a “DDP” (Incoterms 2010) basis (or such other basis as may be agreed between the Parties) at Current Month Pricing Benchmark(s), subject to the calculation of the Monthly True-Up Amounts as provided for in Schedule C, and title and risk of loss for such quantity shall pass to Macquarie as and when it passes the Products Intake Point free of Liens (other than Permitted S&O Liens). If any change occurs in the quantity, grade or delivery terms of the Refinery Procured Product Barrels that the Company expects to procure for delivery during such month, the Company shall promptly advise Macquarie of such change. The Parties acknowledge that the consideration due from Macquarie to the Company for any Refinery Procured Product Barrels shall be paid for in accordance with Article 11.

8.2	Sale and Purchase of Products.

(a)	Sale of Products from the Company to Macquarie. Unless otherwise agreed by Macquarie, all Products output of the Refinery (other than Eligible Lien Products) that Macquarie has agreed to purchase pursuant to Section 8.1(a) above shall be delivered and sold by the Company to Macquarie at the Products Intake Point of the Included Product Tanks on a DDP (Incoterms 2010) basis (or such other basis as may be agreed between the Parties) at the Current Month Pricing Benchmark(s), subject to the calculation of the Monthly True-Up Amounts as provided for in Schedule C, free and clear of all Liens (other than Permitted S&O Liens), with the Company being responsible for ensuring transportation and delivery of such Product into the Included Product Tanks. Title and risk for loss shall transfer from the Company to Macquarie at the time of such sale.

(b)	Sale of Products by Macquarie to the Company. Provided no Relevant Default and/or Event of Default has occurred and is continuing, the Company shall be permitted to purchase Products from the Included Product Tanks and take delivery of such Products at any Products Delivery Point in accordance with any accepted Weekly Products Projection, or as otherwise mutually agreed to by the Parties. Though not obligated to do so, Macquarie shall, absent a Relevant Default or an Event of Default, use commercially reasonable efforts to sell Products to the Company before selling to another Person. The sale and delivery of any Products by Macquarie at the Products Delivery Point shall be on an “ex works” basis (EXW Incoterms 2010) at the Current Month Pricing Benchmark(s), subject to the calculation of the Monthly True-Up Amounts as provided for in Schedule C, and free of Liens, other than Permitted S&O Liens which are not Permitted Article 10 Liens. Title and risk of loss for such Products shall pass to the Company as such Products pass the applicable Products Delivery Point. The Company shall bear sole responsibility for the withdrawal of Products from the Included Product Tanks. The Company shall take all commercially reasonable actions necessary to maintain a connection with the Included Product Tanks to enable withdrawal and delivery of Products to be made as contemplated hereby.

(c)	Sale of Products by Macquarie to Third Party. Macquarie shall not be required to enter into any transactions involving the sale of Products to any third party other than an offtaker pursuant to a Tripartite Product Offtake Agreement. Notwithstanding the foregoing the Company may from time to time propose to Macquarie that Macquarie enter into an Included Sales Transaction, which proposal must specify an identified Customer and trade terms, including price, quantity, delivery period(s), product grade or other material terms (a “Third Party Product Sales Proposal”); provided, that the Company shall not have authority to bind Macquarie to, or enter into on Macquarie’s behalf, any Included Sales Transactions and the Company shall not represent to any Person that it has such authority.

(d)	If, and only if, the Company and Macquarie agree on the terms for a potential Included Sales Transaction (each in their sole and absolute discretion). Macquarie shall use commercially reasonable efforts to promptly enter into a binding agreement with a potential Customer on pricing terms at least as favorable to the Company as those specified in the Third Party Product Sales Proposal, to the extent such terms were accepted by Macquarie. In the event that Macquarie identifies and enters into such an agreement with a Customer, Macquarie shall promptly finalize and confirm such Included Sales Transaction to the Company using its ordinary documentation and confirmation procedures. Macquarie shall use commercially reasonable efforts to obtain the consent of each Customer party to an Included Sales Transaction to Macquarie’s disclosing the applicable trade documents for such Included Sales Transaction to the Company.

8.3	Expected Yield and Estimated Output; Weekly Products Projection.

(a)	Estimated Yield.

(i)	From time to time, based on its then current operating forecast for the Refinery, the Company may provide to Macquarie a revised expected Product yield for the Refinery (each, a “Revised Estimated Yield” and, together with the Initial Estimated Yield, an “Estimated Yield”).

(ii)	By no later than the last Business Day of each month, the Company shall deliver to Macquarie, its expected Product yield for the Refinery for the next three calendar months (the “90-day Product Yield”).

(b)	Monthly Product Estimate.

(i)	No later than the twenty-fifth (25th) day of the month preceding a Delivery Month, the Company shall, based on the then current Estimated Yield and such other operating factors as it deems relevant, prepare and provide to Macquarie an estimate in the form of Schedule T of the Product quantities it expects to deliver to Macquarie during such month (each, a “Monthly Product Estimate”).

(ii)	Macquarie shall have the right to reject any Monthly Product Estimate if it determines that (i) a Relevant Default has occurred and is continuing in respect of the Company and/or an Event of Default has occurred and is continuing; or (ii) such Monthly Product Estimate is not consistent with the terms of any relevant Monthly Crude Purchase Offer that Macquarie has accepted; provided, however, that in the event Macquarie does not reject the same within one (1) Business Day after receiving the Monthly Product Estimate, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Monthly Product Estimate, the Parties will meet not later than the following day to seek to agree upon a mutually agreeable alternative.

(c)	Weekly Product Projection. No later than 5:00 p.m., CT on Thursday of each week, the Company shall provide Macquarie with a written summary in the form of Schedule S of the Company’s projected Product purchases from Macquarie at the Included Product Tanks for the next immediately succeeding Projection Week (each, a “Weekly Product Projection”). Macquarie shall have the right to reject any Weekly Product Projection if it determines that (i) a Relevant Default has occurred and is continuing in respect of the Company and/or an Event of Default has occurred and is continuing; or (ii) such Weekly Product Projection is not consistent with the quantities of Product expected to be stored in the Included Product Tanks on any day during the relevant Delivery Month, after taking into account any quantities of Product that Macquarie has notified the Company that it intends to withdraw from the Included Product Tanks on or prior to such date in accordance with the terms of the Storage Facilities Agreement. In the event Macquarie does not reject a Weekly Product Projection by 5:00 pm CT on the next succeeding Friday, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Weekly Product Projection, the Parties will meet not later than the following day to seek to agree upon a mutually agreeable alternative.

8.4	Delivered Quantities.

(a)	Readings. For each Delivery Date, the Company shall provide to Macquarie meter tickets and/or meter readings and tank gauge readings confirming the Measured Product Quantity in each Included Product Tank for each Product delivered during that Delivery Date and other such relevant information including but not limited to Product identifiers and the location of Products, aggregated on a Product Group basis. The Company shall use commercially reasonable efforts to deliver such meter tickets and/or meter readings and tank gauge readings, by no later than 10:00 a.m. CT on the first Business Day following such Delivery Date but shall in any event deliver such meter tickets and/or meter readings and tank gauge readings by no later than 12:00 pm CT on such Business Day.

(b)	Correction of Readings. If the Company determines that any meter tickets and/or meter readings and tank gauge readings provided pursuant to clause (a) above are inaccurate, the Company shall provide to Macquarie such corrected meter tickets and/or meter readings and tank gauge readings by no later than 10:00 a.m. CT on the third (3rd) Business Day following the date on which such determination is made.

8.5	Product Specifications. The Company agrees that all Products sold to Macquarie hereunder shall conform to the respective specifications set forth on Schedule B or to such other specifications as are from time to time agreed upon by the Parties, provided that Products that do not conform to specifications shall be subject to mutual agreement between the Parties, each acting in good faith and in a commercially reasonable manner, as to a product differential to reflect such difference in values. The sale of any Products by the Company to Macquarie that do not conform to the respective specifications set forth on Schedule B or to such other specifications as are from time to time agreed upon by the Parties shall not constitute an Event of Default in respect of the Company.

8.6	Purchase Price of Products. The per Barrel purchase price for the Daily Product Sales and Daily Product Purchases for each type of Product Group bought or sold hereunder shall equal the Current Month Pricing Benchmark specified for such Product Group, subject to the calculation of the Monthly True-Up Amount provided for on Schedule C.

8.7	Storage of Products. Macquarie shall have the exclusive right (to the extent that such exclusive right can be granted, and except to the extent otherwise expressly contemplated in Section 7.8) to inject into, store in and withdraw Products from the Included Product Tanks as provided under the Storage Facilities Agreement and, if hereafter entered into, any Required Storage and Transportation Arrangements; provided, however, that the Company shall be permitted to withdraw, transfer and inject Products to facilitate the transactions contemplated by this Agreement and as otherwise permitted by the terms of the Storage Facilities Agreement and the other Transactions Documents.

8.8	Material Product Grade Changes. If either the Company or Macquarie concludes in its reasonable judgment that the specifications or the mix of the constituents of a Pricing Group produced, or projected to be produced, differ materially from those that have generally been produced by the Refinery or those that the Company may produce from time to time in accordance with Accepted Industry Practice, then the Company and Macquarie shall endeavor in good faith to mutually agree on (i) acceptable price indices for such Product, and (ii) a settlement payment from one Party to the other sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices.

8.9	Product Purchase and Product Sale Adjustments.

(a)	Product Sale Adjustment. For each day during the Term and for each Product Group, Macquarie shall determine whether an amount is due by one Party to the other in relation to Included Sales Transactions in accordance with the following terms and conditions:

(i)	In respect of each Product Group and all related Included Sales Transactions entered into on that day, Macquarie shall provide interim invoice statements to the Company during each day for a provisional amount equal to the aggregate sum of the products in relation to each relevant Included Sales Transactions of (A) the quantity of Barrels of such Product Group sold pursuant to such Included Sales Transaction on such day; and (B) the applicable Provisional Contract Price (such aggregate sum, the “Aggregate Product Sale Amount”);

(ii)	If, for any Product Group and relevant day, (i) the Aggregate Product Sale Amount exceeds the Index Product Sale Value, then the Product Sale Adjustment for that Product Group shall equal such excess and shall be due to the Company or (ii) the Index Product Sale Value exceeds the Aggregate Product Sale Amount, then the “Product Sale Adjustment” for that Product Group shall equal such excess and shall be due to Macquarie, in each case within two Business Days; and

(iii)	Once the final price is known for the relevant delivery of Product by Macquarie to a Customer, a further true-up shall be determined and incorporated as a component of the next Monthly True-Up Amount in accordance with Schedule C.

(b)	Product Purchase Adjustment. For each day during the Term and for each Product Group, Macquarie shall determine whether an amount is due by one Party to the other in relation to Included Product Purchase Transaction in accordance with the following terms and conditions:

(i)	In respect of each Product Group and all related Included Product Purchase Transactions entered into on a day, Macquarie shall provide interim invoice statements to the Company during each day for a provisional amount equal to the aggregate sum of the products in relation to each Included Product Purchase Transaction of (A) the quantity of Barrels of such Product Group purchased by Macquarie pursuant to such Included Product Purchase Transaction; and (B) the applicable Provisional Contract Price (such amount being, the “Aggregate Product Purchase Amount” in respect of that day);

(ii)	If, for any Product Group and day, (i) the Aggregate Product Purchase Amounts exceeds the Index Product Purchase Value, then the Product Purchase Adjustment for that Product Group shall equal such excess and shall be due to Macquarie or (ii) the Index Product Purchase Value exceeds the Aggregate Product Purchase Amounts, then the “Product Purchase Adjustment” for that Product Group shall equal such excess and shall be due to the Company, in each case within two Business Day; and

(iii)	Once the final price is known for the relevant purchase of Product by Macquarie from a Products Supplier, a further true-up shall be determined and incorporated as a component of the next Monthly True-Up Amount in accordance with Schedule C.

8.10	Upon reasonable request by the Company, Macquarie shall provide such information from Macquarie’s settlement model as the Company may reasonably request regarding the accounting for and settlement of transactions, movements and other costs and amounts under the Transaction Documents.

9	ANCILLARY COSTS and MONTH END INVENTORY

9.1	Ancillary Costs.

(a)	The Parties agree that, to the maximum extent reasonably practicable, the Company shall pay directly any item that would constitute an Ancillary Cost.

(b)	Without limiting the foregoing, the Company agrees to reimburse Macquarie for all Ancillary Costs incurred by Macquarie. Such reimbursement shall occur from time to time upon demand of Macquarie to the Company and shall be invoiced to the Company in accordance with Article 11 below. When making such demand, Macquarie shall promptly provide the Company with copies of any relevant trade tickets, invoices or other supporting documentation for Ancillary Costs incurred by Macquarie and shall consult with the Company, in good faith and in a commercially reasonable manner to the extent that any such Ancillary Costs are disputed or relate to a claim that has been made against Macquarie prior to settling any such Ancillary Costs.

(c)	To the extent the Company has not paid or reimbursed Macquarie for any Ancillary Costs then outstanding and payable with respect to any month or any adjustments or refunds have occurred with respect to any Ancillary Costs previously paid or reimbursed, Macquarie may include in the Monthly True-Up Amount for such month as a separate line item on the applicable Monthly True-Up Amount invoice an amount to compensate the Parties, as appropriate, for such items.

(d)	From time to time upon the reasonable request of either Party, the Parties shall consult to assess whether (i) Ancillary Costs actually being incurred are consistent with the expectations of the Parties and the terms of this Agreement, (ii) procedures for paying, handling or otherwise dealing with Ancillary Costs can be improved or should be modified, (iii) documentation relating to substantiation of Ancillary Costs is sufficient and (iv) in any other respect the processing of Ancillary Costs hereunder can or improved or modified.

9.2	Month End Inventory.

(a)	Ending Inventory.

(i)	On the first Business Day of any Delivery Month, the Company, using Best Available Inventory Data, provided that if such inventory data is not available, using the last day for which such data is available, shall report to Macquarie the following: (i) the aggregate volume of Crude Oil held in the Crude Storage Tanks at that time (the “Ending In-Tank Crude Inventory”), (ii) for each Product, the aggregate volume of such Product held in the Included Product Locations at that time (each, an “Ending In-Tank Product Inventory”), and (iii) for each Product, the aggregate volume of such Product held in the Company Storage Locations at that time (each, an “Ending Company Product Inventory”). The Company shall use commercially reasonable efforts to deliver the Ending In-Tank Crude Inventory, the Ending In-Tank Product Inventory, and the Ending Company Product Inventory by 10:00 a.m. CT on the relevant Business Day, but shall in any event deliver the same by no later than 12:00 pm CT on such Business Day.

(ii)	As of 11:59 p.m., CT, on the last day of each month, the Company shall apply the Volume Determination Procedures to the Included Storage Locations, and Company Storage Locations and based thereon shall determine for such month (i) the aggregate volume of Crude Oil held in the Included Storage Locations at that time, (ii) for each Product, the aggregate volume of such Product held in the Included Product Locations at that time and (iii) for each Product, the aggregate volume of such Product held in the Company Storage Locations at that time. The Company shall notify Macquarie of such volumes by no later than 5:00 p.m., CT on the fifth Business Day thereafter, except that with respect to volume information provided by third parties, the Company shall endeavor to cause third parties to provide such information to Macquarie by the fifteenth (15th) day after the end of such month.

(b)	Inspection of Volume Determination Procedures. Macquarie may, or may have Macquarie’s Inspector, at Macquarie’s sole cost and expense, witness all or any aspects of the Refinery Facilities or any Included Storage Location or Company Storage Location as Macquarie shall direct. If, in the reasonable judgment of Macquarie or Macquarie’s Inspector, the Volume Determination Procedures have not been applied correctly, then the Company shall cooperate with Macquarie, or Macquarie’s Inspector, to ensure the correct application of the Volume Determination Procedures, including making such revisions to the Ending In-Tank Crude Inventory, any Ending In-Tank Product Inventory and any Ending Company Product Inventory as may be necessary to correct any such errors.

(c)	Records Related to Volume Determination. The Company agrees that in addition to reporting to Macquarie the volume determinations made by the Company pursuant to Section 9.2(a), the Company shall provide to Macquarie copies of all volume reports and statements related to Crude Oil or Products held at any Included Storage Locations or Company Storage Locations or with respect to any hydrocarbon inventories held by the Company at any other locations including any inventory, quantity, or quality inspection reports prepared by a third party.

10	Pledge over MacquArie’s Property

Notwithstanding anything to the contrary contained in any agreement or in any Transaction Document or otherwise in effect, the Company hereby acknowledges and agrees that, Macquarie may, and shall have the right to, pledge and grant a security interest, in favor of any lender to Macquarie from time to time (a “Macquarie Lender”), in and to Macquarie’s Property (and for the avoidance of doubt, Macquarie’s Property does not include the assets or rights of the Company) that is subject to this Agreement (including, without limitation, Crude Oil and Products to which Macquarie holds title while located in Crude Storage Tanks and Included Product Locations), in each case, as collateral security for any and all obligations due and owing by Macquarie or its Affiliates to any such Person, without the need for any consent or approval of, or any further action taken by, the Company or any of the Company’s Affiliates. In consideration of the foregoing, Macquarie shall procure that any such liens and security interests shall be terminated and extinguished automatically at such time as this Supply and Offtake Agreement is terminated (other than with respect to any provisions or obligations, including indemnity obligations, as applicable, that survive such termination pursuant to the terms of the Transaction Documents) and the Company has performed all of its payment obligations under Article 20 and Article 21 of this Agreement.

11	PAYMENT PROVISIONS

11.1	Interim Payments.

(a)	Macquarie Interim Payments. For each Delivery Date, Macquarie shall calculate a provisional payment (each a “Macquarie Interim Payment”) by applying the applicable Daily Prices to the Daily Crude Purchases and Daily Product Purchases for that day.

(b)	Company Interim Payments. For each day, Macquarie shall calculate a provisional payment (each a “Company Interim Payment”) by applying the applicable Daily Prices to the Daily Crude Sales for that day and Daily Product Sales for that day (or, in either case, in relation to any volumes of Crude Oil and/or Products which the Company is required to prepay for). If, in accordance with the terms of this Agreement, the Company is required to prepay for any volume of Crude Oil and/or Products, the applicable Daily Price shall be determined as of the date falling two (2) Business Days prior to the relevant Delivery Date and shall be paid by no later than 5:00 p.m. CT on the date falling one (1) Business Day prior to the relevant Delivery Date.

(c)	Macquarie shall determine the Macquarie Interim payments and Company Interim Payments using Best Available Inventory Data; provided that if inventory data have not been reported on any day within a two (2) Business Day period, Macquarie shall use the inventory data for the day occurring during the thirty (30) day period preceding such day that results in the largest Daily Crude Sales, in any case resulting in an amount equal to the highest daily amount that would be payable to Macquarie (or lowest amount payable by Macquarie); provided further that, if Macquarie determines (including without limitation upon Macquarie’s receipt of updated Best Available Inventory Data) that any inventory data or assumption or estimate it has used in such determination was inaccurate, then Macquarie shall adjust future Company Interim Payments or Macquarie Interim Payments, as applicable, to take account of any corrected or updated inventory data, and Macquarie shall notify the Company of such adjustment when made.

(d)	The Company shall, at the end of each day, provide to Macquarie inventory reports in the form set forth on Schedule F, showing the quantity of (i) Crude Oil held in the Crude Storage Tanks, (ii) Products held in the Included Product Locations and (iii) Products that are Company Product Inventory.

(e)	Invoices for Interim Payments. For any Business Day, the Interim Payments and the Party responsible for such Interim Payments shall be determined by Macquarie for all Delivery Dates since the prior Business Day and Macquarie shall advise the Company of the amount of Interim Payments via invoice. Each invoice will contain a breakdown of the applicable Product Groups.

(f)	Payment Due Dates of Interim Payments. The Interim Payment shall be made by the responsible Party on the Business Day that follows the day Macquarie issues the applicable invoice.

11.2	Monthly True-Up Amount.

(a)	Macquarie shall use commercially reasonable efforts to provide to the Company, within five (5) Business Days following receipt of the Ending In-Tank Crude Inventory and the Ending In-Tank Product Inventory pursuant to Section 9.2, a calculation and appropriate documentation to support the calculations for such month contemplated in the Transaction Documents for the Monthly True-Up Amount as set forth in Schedule C. Macquarie may from time to time during a month, if it determines that the Company is not or will not be in compliance with the Minimum Liquidity Requirement, calculate and invoice the Company for a provisional Monthly True-Up Amount based on all applicable data available to it at the time.

(b)	If the final or provisional Monthly True-Up Amount is a negative number, then the absolute value of such number shall be the amount due from Macquarie to the Company, and if the final or provisional Monthly True-Up Amount is a positive number, such amount shall be due from the Company to Macquarie. The Company shall pay any final or provisional Monthly True-Up Amount due to Macquarie no later than the two (2) Business Days after the Company’s receipt of the relevant invoice and all related documentation supporting the invoiced amount or such earlier date as may be required by Macquarie if it determines that the Minimum Liquidity Requirement has been breached on or prior to such date and such breach is continuing at the time the payment is due.

(c)	Macquarie may, upon reasonable request from the Company, provide the Company with a good faith estimate of the expected quantum of any provisional Monthly True-Up Amount that would be payable by the Company if the Company were to breach the Minimum Liquidity Requirement.

11.3	Maximum Inventory Levels. Notwithstanding any transfer of title to Macquarie to any Crude Oil or Products or the quantity of any Eligible Hydrocarbon Inventory in a Company Storage Location, Macquarie shall not be obligated at any time to pay for any quantity of Crude Oil or Product under Section 11.1 or 11.2 or otherwise hereunder to the extent such payment would relate to an aggregate quantity of Products in the Included Storage Locations in excess of the then applicable maximum inventory level as set forth on Schedule D or as may have been temporarily adjusted under Section 7.7.

11.4	Invoices.

(a)	Invoices shall be provided to the Company by Macquarie not later than 5:00 pm CT on a Business Day (and if delivered thereafter shall be deemed delivered on the next succeeding Business Day).

(b)	If the Company in good faith disputes the amount of any invoice issued by Macquarie relating to any amount payable hereunder (including Interim Payments, Monthly True-Up Amounts or Ancillary Costs), the Company shall pay Macquarie the undisputed amount of such invoice by the due date and inform Macquarie in writing of the portion of the invoice with which it disagrees and why; the Company may retain such disputed amount pending resolution of such dispute. The Parties shall cooperate in resolving the dispute expeditiously. If the Parties agree that the Company does owe some or all of the disputed amount or as may be determined by a court pursuant to Article 26, the Company shall pay such amount to Macquarie, together with interest at a rate equal to SOFR plus 350 basis points from the date such amount was originally due, within two (2) Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, Macquarie shall issue a corrected invoice and any residual payment that would be required thereby shall be made by the appropriate Party within two (2) Business Days or, to the extent the payment is due from the Company, such earlier date after delivery of such invoice as Macquarie may require by specifying therein if it determines that the Minimum Liquidity Requirement has been breached on or prior to such date and that such breach is continuing at such time as such invoice is delivered.

11.5	Payment Netting. All payments owing under each Crude Transaction and each Product Transaction (each individually referred to as a “Transaction” and collectively, “Transactions”) shall be net such that all amounts owing on a particular day shall result in a single net payment by the owing Party to the owed Party. The Parties agree that if on any date amounts are due and payable by each Party to the other, then, on such date, each Party’s obligation to make payment of any such amounts will be automatically satisfied and discharged by netting the aggregate amount payable by one Party against the aggregate amount payable by the other Party and replacing those payment obligations with a single payment obligation (such obligation, a “Net Payment Amount”) of the Party owing the larger such aggregate amount to pay the net difference between such aggregate amounts to the other Party on the applicable payment date by wire transfer of immediately available funds. The Parties shall cooperate to calculate the aggregate mutual amounts due and payable to or from each Party by examining the payments due on each applicable payment date and determining which Party is the net payer and which is the net receiver.

11.6	Other Feedstocks. If Macquarie procures any catfeed or other non-Crude Oil feedstocks for the Company to run at the Refinery, the Parties shall agree in connection with such procurement upon terms for incorporating the purchase of such feedstocks into the daily and monthly settlements contemplated by Section 11.1 and 11.2 above.

11.7	Interest. Interest shall accrue on late payments under this Agreement at the Default Interest Rate from the date that payment is due until the date that payment is actually received by Macquarie.

11.8	Payment in Full in Same Day Funds. All payments to be made under this Agreement shall be made by wire transfer of same day funds in U.S. dollars to such bank account at such bank as the payee shall designate in writing to the payor from time to time and, in respect of payments to be made to the Company by Macquarie, by no later than 5:00 p.m. (CT).

11.9	Shipments from Blakely Island: Any sales of Product by Macquarie to the Company for onward delivery by the Company to any of the Company’s customers by way of a vessel loading at Blakely Island must be prepaid by the Company prior to any removal from the Included Product Locations or any delivery or transfer of title to such Product.

11.10	Minimum Liquidity Requirement: If, at any time, Macquarie determines that the Company has failed to maintain Unrestricted Cash in compliance with the requirements of Section 19.5, then, without prejudice to any of Macquarie’s rights or remedies under any Transaction Documents or otherwise, Macquarie may require that (i) to the extent that the Company is purchasing Product from Macquarie pursuant to Section 8.2(b) above, that the Company prepay the amount payable to Macquarie prior to any removal from the Included Product Locations or any delivery or transfer of title to such Product; and (ii) 8.2(b)accelerate the timing for any other payments due from the Company to Macquarie in accordance with the terms of this Agreement.

12	Eligible Hydrocarbon Inventory

12.1	Eligible Hydrocarbon Inventory Reporting.

(a)	For each day during the Term, the Company shall provide to Macquarie on the first Business Day following such day, via email, a report in form and substance reasonably satisfactory to Macquarie as illustrated in Schedule F (the “Inventory Report”) showing the inventory quantities that then constitute Eligible Hydrocarbon Inventory, including the quantity and location of each type of inventory. The Company shall use commercially reasonable efforts to deliver the Inventory Report by 10:00 a.m. CT on the relevant Business Day but shall in any event deliver such Inventory Reports by no later than 12:00 pm CT on such Business Day.

(b)	By delivering an Inventory Report, the Company shall be deemed to represent and warrant to Macquarie (to the same extent as if set forth in this Agreement) that all Hydrocarbons identified as Eligible Hydrocarbon Inventory in such report meet all the requirements of Eligible Hydrocarbon Inventory set forth in this Agreement.

13	INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT

13.1	Macquarie shall be entitled to have Macquarie’s Inspector, at Macquarie’s sole cost and expense, present at any time the Volume Determination Procedures are to be applied in accordance with the terms of this Agreement and to observe the conduct of Volume Determination Procedures. The foregoing notwithstanding, the reasonable out of pocket costs, of the initial surveying by an independent inspector of the Company’s facilities, shall be paid by the Company.

13.2	In addition to its rights under Section 13.1, Macquarie may, from time to time during the Term of this Agreement, upon reasonable prior notice to the Company, have Macquarie’s Inspector conduct surveys and inspections of any of the Included Tanks or observe any Crude Oil or Product transmission, handling, metering or other activities being conducted at such Included Tanks or any delivery or offtake point; provided that such surveys, inspections and observations shall not materially interfere with the ordinary course of business being conducted at such Included Tanks or the Refinery. The Company shall cover the reasonable costs of no more than any one such inspection per calendar quarter, which shall constitute Ancillary Costs for the purposes of this Agreement and accordingly, shall be invoiced to the Company no more frequently than once per quarter and shall be payable in accordance with Article 11. The Company acknowledges and agrees that, subject to the provision of reasonable prior notice to the Company, Macquarie shall not be prevent from conducting inspections more than once per calendar month if it considers it necessary or appropriate to do so.

13.3	In the event that recalibration of meters, gauges or other measurement equipment is requested by Macquarie such as “strapping,” the Parties shall select a mutually agreeable certified and licensed independent petroleum inspection company (the “Independent Inspection Company”) to conduct such recalibration. The cost of the Independent Inspection Company is to be shared equally by the Company and Macquarie.

13.4	Standards of Measurement. All quantity determinations herein shall be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty one (231) cubic inches and forty two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Crude Oil and Table 6B of ASTM-IP for Products).

14	FINANCIAL INFORMATION; CREDIT SUPPORT

14.1	Provision of Financial Information. The Company shall provide Macquarie:

(a)	as soon as available, but in any event within the earlier of (x) within one hundred twenty (120) days following the end of each of its fiscal years; and, in the case of sub-paragraph (i) below, (y) the date on which the Parent delivered to the SEC the Parent’s consolidated financial statements:

(i)	a copy of the Parent’s annual report, containing audited consolidated financial statements of the Parent and its consolidated subsidiaries for such fiscal year certified by independent certified public accountants; and

(ii)	the balance sheet, statement of income and statement of cash flow of the Company and the Parent for such fiscal year, as reviewed by the Parent’s independent certified public accountants;

(iii)	a copy of the Company’s unaudited financial statement for such fiscal year;

(b)	as soon as available, but in any event, within the earlier of (x) sixty (60) days after the end of its first three fiscal quarters of each of its fiscal years; and, in the case of sub-paragraph (i) below, (y) the date on which the Parent delivered to the SEC the Parent’s unaudited consolidated financial statements:

(i)	a copy of the Parent’s quarterly report, containing unaudited consolidated financial statements of the Parent and its consolidated subsidiaries for such fiscal quarter; and

(ii)	the Company’s quarterly report, containing unaudited financial statements of the Company for such fiscal quarter;

(c)	if a Default or Event of Default has occurred and is continuing in respect of the Company, as soon as available, but in any event within thirty (30) days after the end of each calendar month (in form and substance satisfactory to Macquarie), the Parent’s consolidated financial statements including a cash flow statement, income statement and balance sheet for the period reported, and certified by a Responsible Officer of the Parent; and

(d)	if a Default or Event of Default has occurred and is continuing in respect of the Company, as soon as available, but in any event within ninety (90) days after the end of the Parent’s fiscal year, an annual operating budget and financial projections (including income statements, balance sheets and cash flow statements) for such fiscal year, presented in a quarterly format reasonably acceptable to the Macquarie, provided that so long as the Parent is required to make public filings of its quarterly and annual financial results pursuant to the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then the Company shall not be required to provide the Parent’s annual or quarterly reports to Macquarie.

14.2	Additional Information.

(a)	The Company shall promptly provide Macquarie with copies of any notices sent or received by the Company in relation to the Shell Crude Supply Agreement or Intermediated Product Offtake Contract;

(b)	The Company shall promptly provide Macquarie with copies of any notices sent or received by the Company in relation to the Plains Terminalling Agreement;

(c)	Upon reasonable notice, the Company shall provide to Macquarie such additional information as Macquarie may reasonably request to enable it to ascertain the current financial condition of the Company, including product reports in the form of Schedule N; and

(d)	From time to time, upon reasonable request by Macquarie, the Company shall obtain and provide to Macquarie additional information regarding third party arrangements relating to the operation of the Refinery or any Crude Oil and/or Product, if any, but only to the extent the Company may contractually disclose such arrangements to Macquarie.

(e)	Any notices of default or acceleration and any other information which is material or would have a material adverse effect on the ability of the Company to comply with its obligations under the Transaction Documents from time to time delivered to the Company or its Affiliates by lenders, agents, noteholders, trustees or other creditors under the outstanding Financing Agreements shall be promptly delivered to Macquarie.

(f)	Any notices, requests for amendments or waivers and any other information which is material or would have a material adverse effect on the ability of the Company to comply with its obligations under the Transaction Documents from time to time and which are delivered by the Company or its Affiliates to lenders, agents, noteholders, trustees or other creditors under the outstanding Financing Agreements shall be promptly delivered to Macquarie.

(g)	The Company shall promptly provide to the Macquarie:

(i)	on the Wednesday of each week during the Term:

(A)	a cashflow forecast and projected financials report for the immediately succeeding week, which, amongst other matters, specifies the amount of Unrestricted Cash that the Company expects to have on its balance sheet for the immediately succeeding week, in the form agreed between the Company and Macquarie for such purposes and as may be appended to this Agreement on or after the Commencement Date (the “Cashflow Forecast”); and

(B)	confirmation from two directors of the Company that (1) the Cashflow Forecast for the immediately succeeding week represents the good faith and reasonable expectations of the Company in respect of the relevant period; and (2) the Company complied with the requirements of Section 19.5 (Negative Covenants) for the immediately preceding week; and

(ii)	at any other time upon reasonable request by Macquarie, such other information as Macquarie may require for the purpose of determining whether the Minimum Liquidity Requirement have been breached.

14.3	Notification of Certain Events. The Company shall notify Macquarie (i) of the matters set forth in Section 15.3 (as and to the extent set forth therein), and (ii) within four (4) Business Days after learning of any of the following events:

(a)	The Parent’s, the Company’s or any of the Parent’s Subsidiaries binding written agreement to sell, lease, sublease, transfer or otherwise dispose of, or grant any Person an option to acquire, in one transaction or a series of related transactions, all or a material portion of the Refinery assets;

(b)	The Company’s or any of its Affiliates’ binding agreement to consolidate or amalgamate with, merge with or into, or transfer all or substantially all of its assets to, another entity (including an Affiliate);

(c)	An early termination of or any notice of or the occurrence of any “event of default” under any Base Agreement, if any;

(d)	An early termination of or any notice of or the occurrence of an “event of default” under any Financing Agreement;

(e)	Any Master Agreement Termination Event;

(f)	An early termination of or any notice of or the occurrence of an “event of default” under the Guaranty;

(g)	Any default of a material obligation under, or termination or revocation, of any Plains Agreement;

(h)	An amendment to any Financing Agreement; provided that the Company shall notify Macquarie at least ten (10) Business Days prior to entering into any new Financing Agreement; and

(i)	The execution of any agreement or other instrument or the announcement of any transaction or proposed transaction that contemplates or results in a Change of Control or Specified Event.

14.4	Credit Support.

(a)	Guaranty. As a condition to Macquarie’s entering into this Agreement, the Company has agreed to provide the Guaranty to Macquarie, as credit support for the prompt and complete performance and payment of all of the Company’s obligations hereunder and under the other Transaction Documents.

(b)	Lien Documents. As further security for the prompt and complete payment of all amounts due or that may become due hereunder, the Company shall grant the Lien contemplated by, comply with the terms of and maintain in full force and effect the Lien Documents and assist Macquarie in maintaining any UCC financing statements or other filings necessary to preserve Macquarie’s Liens pursuant to the Lien Documents.

(c)	Independent Amount.

(i)	As security for the prompt and complete payment of all amounts due or that may become due from the Company, to Macquarie, and the performance by the Company of all covenants and obligations to be performed by it for Macquarie pursuant to this Agreement and all other Transaction Documents and all outstanding transactions hereunder and thereunder, inclusive of all of the Company’s aggregate obligations under Transactions (collectively, the “Obligations”), the Company hereby pledges, assigns, conveys and transfers to Macquarie as margin, and hereby grants to Macquarie a present and continuing security interest in and to, and a general first lien upon and right of set off against, the amount of U.S. dollars constituting the Independent Amount and all interest and other proceeds from time to time received, receivable or otherwise distributed in respect thereof, or in exchange therefor; provided that (i) the Company shall effect such pledge, assignment, conveyance and transfer of the Independent Amount as and when required under Section 4.3 hereof and (ii) once the full amount (or any subsequent additional portions thereof) of the Independent Amount has been so pledged, assigned, conveyed and transferred, the Company agrees that for the duration of the Term, it shall maintain such pledge, assignment, conveyance and transfer (subject to permitted reductions in the amount of such Independent Amount as set forth in the Independent Amount Letter) and take such action as Macquarie reasonably requests, including providing Macquarie with possession of an amount of immediately available funds necessary to satisfy the then prevailing required Independent Amount, as applicable, in order to perfect Macquarie’s continuing security interest in, and lien on (and right of setoff against), such amount. Notwithstanding the provisions of Applicable Law, at all times even if no Event of Default has occurred and is continuing with respect to Macquarie, then Macquarie shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise use in its business all or any portion of the Independent Amount, free from any claim or right of any nature whatsoever of the Company, including any equity or right of redemption by the Company. Nothing in this Section 14.4(c) shall limit any rights of Macquarie under any other provision of this Agreement or any other Transaction Documents, including without limitation, under Section 14.4(a) or Article 20 below. The Company acknowledges and agrees that, as provided in the Master Agreement, the Independent Amount constitutes credit support for the Company’s obligations under the Master Agreement in accordance with the terms thereof. Macquarie shall exercise reasonable care to assure the safe custody of the Independent Amount to the extent required by Applicable Law.

(d)	As further security for the prompt and complete payment of all amounts due or that may become due hereunder, the Company shall grant the Lien contemplated by, comply with the terms of and maintain in full force and effect the Lien Documents and assist Macquarie in maintaining any UCC financing statements or other filings necessary to preserve Macquarie’s Liens pursuant to the Lien Documents.

15	REFINERY TURNAROUND, MAINTENANCE AND CLOSURE

15.1	As between Macquarie and the Company, the Company shall be responsible for all operations and maintenance of Included Storage Locations which are, directly or indirectly, owned by the Company. The Company shall promptly notify Macquarie in writing of the date for which any inspection, maintenance, restart or turnaround at the Included Storage Locations, Refinery or the Refinery Facilities has been scheduled, or any revision to previously scheduled inspection, maintenance, restart or turnaround, which may materially affect receipts of Crude Oil at the Refinery, the Included Tanks, the processing of Crude Oil in the Refinery or the delivery of Products to Macquarie or by Macquarie to the Company or any third parties, it being acknowledged that any turnaround shall be considered material for these purposes; provided that, (i) promptly after the Company completes its annual business plan with respect to any year, it shall notify Macquarie of any such inspection, maintenance, restart or turnaround contemplated with respect to such year and (ii) the Company shall give Macquarie at least two (2) months’ prior written notice of the commencement of any such scheduled restart or turnaround or any inspection or maintenance which would be reasonably expected to have a material impact on the Refinery’s operations.

15.2	Promptly upon request by Macquarie, acting reasonably, and in any event no later than five (5) Business Days following the end of each Delivery Month and to the extent it is permitted to do so contractually and is not otherwise subject to any confidentiality restrictions, the Company shall use commercially reasonable efforts to promptly deliver to Macquarie information relating to the partial conversion of the Refinery for the production of Products constituting renewable diesel including costs incurred to date and projected further costs, staffing requirements, projected downtime, changes to the expected consumption of Crude Oil or any other feedstocks, negotiations with suppliers, and such other information that Macquarie may reasonably request.

15.3	The Company shall (i) promptly notify Macquarie of any discharge into the environment of any Hydrocarbons, in a manner contrary to Applicable Law, which discharge would reasonably be expected to result in a Material Adverse Change, and (ii) use commercially reasonable efforts to notify Macquarie promptly of the suspension, for a period in excess of twenty-four (24) hours, of more than 50% of the applicable daily forecasted production of all Products (taken as a whole) at the Refinery as set forth in the Weekly Product Projection; provided that, in each case, such notice must first be delivered orally and followed by prompt written notice.

15.4	In the event of a scheduled shutdown of the Refinery, the Company shall, to the extent feasible and commercially reasonable (as determined in accordance with Accepted Industry Practice, complete processing of all Crude Oil being charged to, processed at or consumed in the Refinery at that time.

15.5

(a)	Subject to Section 15.5(b) below, if at any time Macquarie determines that the maintenance and operation of all or any portion of the facilities constituting an Included Storage Location (in each case, “Identified Facilities”) in accordance with the Company’s policies and procedures would fail to satisfy Macquarie’s then applicable policies and procedures (such policies and procedures to be in reasonable accordance with and not to exceed industry, regulatory and customary practices) relating to the prudent maintenance and operation of storage tanks, pipeline facilities, vessels and other infrastructure used to store or transport crude oil and/or refined products (“Macquarie’s Policies and Procedures”), and without limiting any other rights and remedies available to Macquarie hereunder or under any other Transaction Document, Macquarie may provide the Company notice of such failure so long as such failure is continuing and, if Macquarie provides such notice, the following provisions shall be applicable:

(i)	in the case of any Identified Facilities that are subject to the Storage Facility Agreement, upon such date as Macquarie shall specify, but not less than two hundred seventy (270) days after the date such notice is delivered to the Company (so as to allow to the Company time to remedy the non-compliance or other failure or to find substitute financial arrangements), such Identified Facilities shall cease to constitute an Included Storage Location (or part of an Included Storage Location) for purposes hereof and any payment to Macquarie in respect of any Crude Oil or Products held in such Identified Facilities shall, unless such failure has been cured to the reasonable satisfaction of Macquarie, become due in accordance with the provisions of Article 11 hereof; and

(ii)	in the case of any Identified Facilities that are subject to a Required Storage and Transportation Arrangement, the Parties shall endeavor, within not more than two hundred seventy (270) days after the date such notice is delivered to the Company (so as to allow to the Company time to remedy the non-compliance or other failure or to find substitute financial arrangements), to execute such rights, provide such notices, negotiate such reassignments or terminations and/or take such further actions as Macquarie deems necessary or appropriate to terminate Macquarie’s status as the party entitled to use and/or hold Crude Oil or Products at such Identified Facilities and, concurrently with effecting the termination of such status, such Identified Facilities shall cease to constitute an Included Storage Location (or part of an Included Storage Location) for purposes hereof and any payment to Macquarie in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Article 11 hereof.

(b)	Macquarie’s rights under Section 15.5(a) above are subject to the following additional terms and conditions:

(i)	Macquarie shall apply Macquarie’s Policies and Procedures with respect to the Included Storage Locations in a non-discriminatory manner as compared with other similar storage tanks and pipeline facilities utilized by Macquarie in a similar manner;

(ii)	If the failure of any Identified Facilities to satisfy Macquarie’s Policies and Procedures is a result of Macquarie’s Policies and Procedures exceeding the standards or requirements imposed under Applicable Law or good and prudent industry practice, then (1) Macquarie shall not require the removal of such Identified Facilities as Included Storage Locations until the 270th day after giving the Company written notice of such failure, (2) during such 270 day period, Macquarie shall consult with the Company in good faith to determine whether based on further information provided by the Company such Identified Facilities comply with Macquarie’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such Identified Facilities would comply with Macquarie’s Policies and Procedures, and (3) if it is determined that such Identified Facilities do comply with Macquarie’s Policies and Procedures or, as a result of such additional actions or procedures, such Identified Facilities become so compliant within such 270 day period, then such Identified Facilities shall not cease to be Included Storage Locations based on the noncompliance stated in Macquarie’s notice to the Company;

(iii)	If within the 270 day period referred to in clause (ii)(2) above, the Company has identified and diligently commenced the implementation of additional actions or procedures that are intended to result in such Identified Facilities becoming compliant with Macquarie’s Policies and Procedures, but such implementation cannot through commercially reasonable efforts be completed within such 270 day period, then so long as the Company continues to diligently and in a commercially reasonable manner pursue the implementation of such additional actions and procedures, Macquarie shall extend such 270 day period up for up to an additional ninety (90) days (or such longer period as the Parties may mutually agree) to allow for such implementation to be completed and if such implementation is completed within such additional 90 day period (or such longer period as the Parties may mutually agree), then such Identified Facilities shall not cease to be Included Storage Locations based on the noncompliance stated in Macquarie’s notice to the Company; and

(iv)	If any Identified Facilities cease to be Included Storage Locations pursuant to Section 15.5(a) above and thereafter Macquarie determines, in its reasonable good faith judgment, that such Identified Facilities have become compliant with Macquarie’s Policies and Procedures, then Macquarie shall promptly cooperate with the Company to re-establish such Identified Facilities as Included Storage Locations hereunder.

16	TAXES

16.1	(a)	The Company shall pay and indemnify and hold Macquarie harmless against, the amount of all sales, use, value added, transfer, stamp, property, duties, ad valorem, or other similar taxes, (but excluding all taxes imposed on or measured by net income or profits, all franchise taxes, all branch profits taxes, and all U.S. federal withholding taxes, including U.S. federal withholding tax imposed pursuant to FATCA), howsoever designated regardless of the taxing authority, and all penalties and interest thereon, paid, owing, asserted against, or incurred by Macquarie directly or indirectly with respect to the Crude Oil procured and sold to Company hereunder, and the Products purchased and resold to Company hereunder, and other transactions contemplated hereunder, except to the extent any such taxes, penalties, or interest are due to the gross negligence or willful misconduct of Macquarie or breach of the terms hereof by Macquarie (each indemnifiable tax is a “Tax” and collectively are “Taxes”). The Company shall pay when due such Taxes unless there is an applicable exemption from such Tax, with written confirmation of such Tax exemption to be contemporaneously provided to Macquarie. To the extent Macquarie is required by law to collect such Taxes, one hundred percent (100%) of such Taxes shall be added to invoices as separately stated charges and paid in full by the Company in accordance with this Agreement, unless the Company is exempt from such Taxes and furnishes Macquarie with a certificate of exemption, and Macquarie shall timely pay the full amount of such Taxes to the applicable taxing authority. Any refund or credit with respect to any Taxes paid or indemnified by the Company hereunder shall belong to the Company. For the avoidance of doubt, Macquarie shall be responsible for all taxes imposed on or measured by Macquarie’s net or gross (or any derivative thereof) income, and the Company shall be responsible for all taxes imposed on or measured by the Company’s net or gross (or any derivative thereof) income.

(b)	In addition to paragraph (a) above, the Company shall complete and file all necessary property tax returns on Macquarie’s behalf with respect to Crude Oil and Products, regardless of whether property tax laws place the obligation to do so upon Macquarie or the Company, disclose Macquarie’s ownership interest therein, and pay such amounts as due. Provided that the Company pays (or indemnifies Macquarie for) all such property Taxes, the Company shall have the first right to claim income tax credits for such property Taxes paid and shall be solely responsible for the extent to which such credits are available to or realized by the Company.

16.2	If the Company disagrees with Macquarie’s determination that any Tax is due with respect to transactions under this Agreement, the Company shall have the right to seek an administrative determination from the applicable taxing authority, or, alternatively, the Company shall have the right to contest any asserted claim for such Taxes, subject to its agreeing to indemnify Macquarie for the entire amount of such contested Tax should such Tax be deemed applicable. Macquarie agrees to reasonably cooperate with the Company, in the event the Company determines to contest any such Taxes. Company shall be responsible for all reasonable out of pocket costs and expenses incurred by Company or Macquarie in the event Company decides to seek an administrative determination from the applicable taxing authority or to contest any such Taxes. The Company and Macquarie agree to act reasonably in cooperating with each other to claim any refund or drawback of such Taxes at the time or times reasonably requested by the other Party.

16.3	(a)	The Company and Macquarie shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Taxes in respect of said transactions. Any legal proceedings or any other action against Macquarie with respect to such asserted liability shall be under Macquarie’s direction but the Company shall be kept reasonably informed and consulted by Macquarie, provided that so long as the Company has sufficient available liquidity (as reasonably determined by Macquarie), then the Company shall have the option to assume the control and direction of any such legal proceedings or actions. Any legal proceedings or any other action against the Company with respect to such asserted liability shall be under the Company’s direction but Macquarie shall be consulted. In any event, the Company and Macquarie shall fully cooperate with each other as to the asserted liability. Each Party shall bear all the reasonable out of pocket costs of any action undertaken by the other at the Party’s request.

(b)	In addition to paragraph (a) above and other information sharing requirements applicable to Macquarie and the Company, Macquarie and the Company shall annually and from time to time as is otherwise reasonable exchange and share information with each other as necessary to properly report, defend, challenge, and pay Taxes (including but not limited to sales taxes and file tax returns (including without limitation any returns referred to in Section 16.1(a)), including information that supports and demonstrates total sales, sales that are exempt from Tax, and sales that are subject to Tax at a reduced rate.

16.4	On or prior to the date of this Agreement (and from time to time thereafter upon the reasonable request of the Company), Macquarie shall deliver to the Company an executed original of IRS Form W-8 or W-9, as applicable, certifying that Macquarie is exempt from U.S. federal backup withholding tax, and if such form expires or becomes obsolete in any respect, Macquarie shall provide an updated form certifying that it is exempt from U.S. federal backup withholding tax.

16.5	Any other provision of this Agreement to the contrary notwithstanding, this Article 16 shall survive until ninety (90) days after the expiration of the statute of limitations for the assessment, collection, and levy of any Tax.

17	INSURANCE

17.1	Insurance Coverages. The Company shall procure and maintain in full force and effect throughout the Term of this Agreement insurance coverages of the following types and amounts and with insurance companies rated not less than A- by A.M. Best Company, or otherwise equivalent in respect of the Company’s properties and operations consistent with or exceeding, the insurance coverage that the Company maintains as of the date of this Agreement.

(a)	Property damage including business interruption coverage on an “all risk” basis, including but not limited to flood, earthquake, windstorm, and tsunami, covering damage to the Refinery Facilities and the Included Storage Locations on a repair or replacement cost basis in an amount sufficient to repair major components of such Included Storage Locations. Business interruption and extra expense coverage shall include at least 18 months indemnity period and shall be in an amount equal to the projected net income and costs that would necessarily continue from such Refinery Facilities based upon the Company’s reasonable estimate thereof. The property damage and business interruption premium must be maintained with a minimum amount of $850,000,000 per occurrence with sub-limits in a minimum amount of $200,000,000 for earthquake, flood and windstorm, each peril separately.

(b)	Inventory coverage on an “all risk” basis, including but not limited to flood, earthquake, windstorm, and tsunami, covering the loss, damage, destruction and/or theft of the Refinery’s Crude Oil and Products in an amount equal to the market value or potential full replacement cost. Such coverage may be incorporated into the property insurance required in Section 17.1(a).

(c)	Commercial general liability coverage which includes bodily injury, broad form property damage and contractual liability, cross suit liability, products and completed operations liability, and sudden and accidental pollution liability, in a minimum amount of $1,000,000 per occurrence and $2,000,000 in the aggregate.

(d)	(i) Workers compensation in the amount required by Applicable Law, and (ii) employer’s liability with a minimum amount of $1,000,000 per accident, $1,000,000 per disease, and $1,000,000 aggregate.

(e)	Commercial automobile liability insurance in a minimum amount of $1,000,000 per accident, or as required by Applicable Law.

(f)	Umbrella/excess liability coverage providing coverage with respect to the coverage required under Sections 17.1(c), Section 17.1(d)(ii) and Section 17.1(e) in a minimum amount of $500,000,000 per occurrence and in the aggregate.

17.2	Additional Insurance Requirements.

(a)	The foregoing policies in Section 17.1, in each case, shall include or provide that the underwriters waive all rights of subrogation against Macquarie and the insurance is primary without contribution from Macquarie’s insurance. The foregoing policies in Section 17.1 shall, in each case, include (i) Macquarie as additional insured and (ii) Macquarie as loss payee under Sections 17.1(b) only.

(b)	The Company shall cause its insurance carriers or its authorized insurance broker to furnish Macquarie with insurance certificates, in Acord form or equivalent, evidencing the existence of the coverages and the endorsements required above. The Company shall provide thirty (30) days’ written notice prior to cancellation or material modification of insurance becoming effective. The Company also shall provide renewal certificates prior to expiration of the policy.

(c)	The Company shall comply with all notice and reporting requirements in the foregoing policies and timely pay all premiums.

(d)	The Company shall be responsible for any deductibles or retentions that are applicable to the insurance required pursuant to Section 17.1.

17.3	No Reduction or Release. The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Agreement.

17.4	Macquarie Insurance. Macquarie shall maintain its own insurance in relation to any Crude Oil or Products owned by it and any Eligible Hydrocarbon Inventory, and such insurance shall be the primary policy in respect of such Crude Oil or Products. To the extent that any insurance procured by Macquarie is duplicative with insurance procured by the Company, the insurance procured by the Company shall the secondary policy in respect of such Crude Oil or Products.

18	FORCE MAJEURE

18.1	If a Party is rendered unable by an event of Force Majeure to perform in whole or in part any obligation or condition of this Agreement (the “Affected Party”), it shall not be liable to the other Party to perform such obligation or condition (except for payment and indemnification obligations) for so long as the event of Force Majeure exists and to the extent that performance is prevented or materially hindered, in whole or in part, by such event of Force Majeure; provided, however, that the Affected Party shall use any commercially reasonable efforts to avoid or remove the event of Force Majeure. During the period that performance by the Affected Party of a part or whole of its obligations under this Agreement has been suspended by reason of an event of Force Majeure, the other Party (the “Non-Affected Party”) may suspend the performance of all or a part of its obligations hereunder (except for any payment and indemnification obligations) to the extent that such suspension is commercially reasonable in respect of such event of Force Majeure and which obligations of the Affected Party are suspended as a result thereof, except for any payment and indemnification obligations. The Parties acknowledge that if, as a result of an event of Force Majeure, the Company were to suspend its receipt and/or processing of Crude Oil, then Macquarie would be entitled to suspend, to a comparable extent, its purchasing of Products.

18.2	The Affected Party shall give prompt oral notice to the Non-Affected Party of its declaration of an event of Force Majeure, to be followed by written notice within twenty-four (24) hours after receiving such oral notice of the occurrence of a Force Majeure event, including, to the extent feasible, the details and the expected duration of the Force Majeure event and the volume of Crude Oil or Products affected. The Affected Party also shall promptly notify the Non-Affected Party when the event of Force Majeure is terminated. However, the failure or inability of the Affected Party to provide such notice within the time periods specified above shall not preclude it from declaring an event of Force Majeure.

18.3	In the event the Affected Party’s performance is suspended due to an event of Force Majeure in excess of sixty (60) consecutive days after the date that notice of such event is given pursuant to Section 18.2 above, and so long as such event is continuing, the Non-Affected Party, in its sole discretion, may terminate or curtail its obligations under this Agreement affected by such event of Force Majeure (the “Affected Obligations”) by giving notice of such termination or curtailment to the Affected Party, and neither Party shall have any further liability to the other in respect of such Affected Obligations to the extent terminated or curtailed, except for the rights and remedies previously accrued under this Agreement, any payment and indemnification obligations by either Party under this Agreement and the obligations set forth in Article 21. Without limiting any rights of any Non-Affected Party under this Article 18, the parties agree that following notice of an event of Force Majeure, they shall consult in good faith to assess potential actions or steps with respect thereto.

18.4	If any Affected Obligation has been suspended but has not been terminated pursuant to this Article 18 or any other provision of this Agreement, performance shall resume to the extent made possible by the end or amelioration of the event of Force Majeure in accordance with the terms of this Agreement; provided, however, that the term of this Agreement shall not be extended.

18.5	The Parties acknowledge and agree that the right of Macquarie to declare a Force Majeure based upon any failure by a Third Party Supplier to deliver Crude Oil under a Macquarie Crude Procurement Contract or Products under an Included Product Purchase Transaction is solely for purposes of determining the respective rights and obligations as between Macquarie and the Company with respect to any Crude Oil or Products delivery affected thereby, and any such declaration shall not excuse the default of such Third Party Supplier under one or more Macquarie Crude Procurement Contracts or Included Product Purchase Transactions. Any claims that Macquarie may have as a result of such Third Party Supplier’s failure shall be subject to Section 5.9 and any other applicable provisions of this Agreement relating to claims against third parties.

18.6	If at any time during the Term any of the Required Storage and Transportation Arrangements cease to be in effect (in whole or in part) or any of the applicable Included Product Pipelines or Included Product Tanks cease, in whole or in part, to be available to Macquarie pursuant to the Required Storage and Transportation Arrangements, and the foregoing is a result of or attributable to any owner or operator of such Included Product Pipelines or Included Product Tanks becoming Bankrupt or breaching or defaulting in any of its obligations relating to the Required Storage and Transportation Arrangements, then:

(a)	The Company shall use commercially reasonable efforts to promptly establish for Macquarie’s benefit alternative and/or replacement storage and transportation arrangements no less favorable to Macquarie (in Macquarie’s reasonable judgment) than those that have ceased to be available;

(b)	Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure and its obligations under this Agreement shall be curtailed to the extent such performance is hindered by such lack of effectiveness of any Required Storage and Transportation Arrangements or the availability of any pipeline or storage facility related thereto; and

(c)	Without limiting the generality of the foregoing, in no event shall Macquarie have any obligation under or in connection with this Agreement to store Crude Oil or Product in any pipeline or store Crude Oil or Product in any storage facility at any time from and after the owner or operator thereof becomes Bankrupt. If any such storage facility is an Included Storage Location then Macquarie may, in its discretion, elect upon written notice to the Company that such storage facility shall cease to be an Included Storage Location as of a date specified in such written notice in which case any Crude Oil or Product held by Macquarie therein shall be purchased by the Company in accordance with the applicable provisions of Sections 11.1 and 11.2 hereof.

19	REPRESENTATIONS, WARRANTIES AND COVENANTS

19.1	Mutual Representations. Each Party represents and warrants to the other Party as of the Effective Date and each sale of Crude Oil hereunder, that:

(a)	It is an “Eligible Contract Participant,” as defined in Section 1a(18) of the Commodity Exchange Act, as amended.

(b)	It is a “forward contract merchant” in respect of this Agreement and each sale of Crude Oil or Products hereunder constitutes a “forward contract,” as such term is used in Section 556 of the Bankruptcy Code.

(c)	It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.

(d)	It has the corporate, governmental or other legal capacity, authority and power to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under this Agreement, and has taken all necessary action to authorize the foregoing.

(e)	The execution, delivery and performance of the Transaction Documents to which it is a party and the performance of its obligations thereunder and the consummation of the transactions contemplated thereby do not violate any Applicable Law (to its knowledge), any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

(f)	Except for the filing of UCC-1 or UCC-3 financing statements and the Lien Documents in applicable state and county filing offices, all governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by it with respect to the Transaction Documents have been obtained or submitted and are in full force and effect, and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with, except for such of the foregoing the absence or failure of which would not result in a Material Adverse Change.

(g)	Its obligations under the Transaction Documents to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).

(h)	No Event of Default or Default has occurred and is continuing with respect to such Party, and no such event or circumstance would occur as a result of its entering into or performing its obligations under the Transaction Documents.

(i)	There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of the Transaction Documents or its ability to perform its obligations under the Transaction Documents.

(j)	It is not relying upon any representations of the other Party other than those expressly set forth in this Agreement or the other Transaction Documents.

(k)	It has entered into this Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same, and is capable of assuming those risks.

(l)	It has made its trading and investment decisions (including their suitability) based upon its own judgment and any advice from its advisors as it has deemed necessary and not in reliance upon any view expressed by the other Party.

(m)	The other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Agreement, (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Agreement and (iii) has not given to it any assurance or guarantee as to the expected performance or result of this Agreement.

(n)	It is not bound by any agreement that would be violated by the execution, delivery or performance of this Agreement.

(o)	Neither it nor any of its Affiliates has been contacted by or negotiated with any finder, broker or other intermediary in connection with the sale or purchase of Crude Oil or Products hereunder who is entitled to any compensation with respect thereto.

(p)	None of its directors, officers, employees or agents or those of its Affiliates has received or shall receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Agreement.

19.2	Company’s Representations. The Company represents and warrants as follows:

(a)	The Parent and the Company, individually and collectively, are not Insolvent.

(b)	No representation, warranty or other statement made by the Company or the Parent in any Transaction Document, certificate or written statement furnished to Macquarie, taken together with all such certificates, Transaction Documents and written statements, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such Transaction Documents, certificates or statements not misleading, it being recognized by Macquarie that the projections and forecasts provided by the Company and the Parent in good faith and based upon reasonable assumptions are not to be viewed as facts and that actual results during the period or periods covered by any such projections and forecasts may differ from the projected or forecasted results.

(c)	As of the Commencement Date, Macquarie has received the Current Financial Statements of the Parent. The Current Financial Statements fairly present in all material respects Parent’s consolidated financial condition as of the dates thereof and consolidated results of operations for the periods then ended, subject, in the case of unaudited financial statements, to normal year-end adjustments and the absence of footnote disclosures. On the Commencement Date, there has not been a Material Adverse Change in the financial condition of the Parent, the Company or any of their respective Subsidiaries, taken as a whole, since the date of the most recent of such Current Financial Statements.

(d)	None of the Company, the Parent or any of its Subsidiaries, and to its Knowledge, any of their directors, officers, agents, employees or Affiliates is, or is owned or controlled (as such terms are defined in the applicable Sanctions Laws) by Persons that are, currently subject to or the target of any Sanctions Laws, or is a Sanctions Target, or is located, organized or resident in a country or territory that is the subject of Sanctions. The Company will not Knowingly directly or indirectly use the proceeds of any payment made to it by Macquarie or otherwise make available such proceeds to any Person, for the purpose of materially financing the activities of any Person currently subject to any Sanctions.

(e)	To the Knowledge of the Company, neither the entry into any of the Transaction Documents nor the use of any payments received thereunder will materially violate (i) the United States Trading with the Enemy Act, as amended, (ii) any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) executive order relating thereto, (iii) Executive Order No. 13,224, 66 Fed Reg 49,079 (2001), issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism) (the “Terrorism Order”), (iv) USA PATRIOT ACT, or (v) USA FREEDOM ACT. No part of any payment made to the Company under and in accordance with the terms of this Agreement will be Knowingly used, directly or indirectly, for any material payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(f)	To the Knowledge of the Company, neither it, nor the Parent, (i) is or will become a “blocked person” as described in Section 1.01 of the Terrorism Order or (ii) engages or will engage in any dealings or transactions, or is otherwise associated, with any such blocked person.

(g)	To the Knowledge of the Company, it, the Parent, and their respective Affiliates are in compliance, in all material respects, with the USA PATRIOT ACT and the USA FREEDOM ACT.

(h)	To the Knowledge of Parent, the Company and their respective directors, officers and employees and, to the Knowledge of the Company, the agents of the Company, are in material compliance with all applicable Sanctions and all Anti-Corruption Laws and Anti-Money Laundering Laws. The Company and the Parent have instituted and maintain policies and procedures designed to ensure continued compliance with applicable Sanctions Laws and Anti-Corruption Laws and Anti-Money Laundering Laws.

19.3	Company Covenants. The Company represents, warrants and covenants to Macquarie as follows:

(a)	The Company shall deliver true and complete copies of the Base Agreements and all amendments thereto to Macquarie as and when such agreements are entered into by the Company.

(b)	The Company shall in all material respects perform its obligations under and comply with the terms of the Base Agreements and Required Storage and Transportation Arrangements as and when such agreements are entered into by the Company.

(c)	The Company shall maintain and pursue diligently all of its material rights under the Base Agreements and Required Storage and Transportation Arrangements and take all reasonable steps to enforce its rights and any rights granted to the Company thereunder as and when such agreements are entered into by the Company, except where the failure to do so would not result in a Material Adverse Change.

(d)	The Company shall not modify, amend or waive rights arising under any of the Base Agreements or the Required Storage and Transportation Arrangements as and when such agreements are entered into by the Company without the prior written consent of Macquarie; provided, however, that if the Company provides Macquarie with prior written notice of such modifications, amendments or waivers, the Company may make such modifications or amendments and grant such waivers, including extensions or elections under any of the foregoing, that do not materially and adversely affect Macquarie’s rights hereunder, degrade, reduce or limit the standards applicable to the operator thereunder or otherwise interfere with Macquarie’s rights to use the Included Product Pipelines and Included Product Tanks subject thereto.

(e)	The Company shall not cause or permit any of the Crude Oil or Products held at the Included Storage Locations to become subject to any Liens, except for Permitted S&O Liens.

(f)	The Company represents and warrants that the Company Storage Locations and Included Storage Locations, to the extent owned or operated by or with the assistance of the Company, have been maintained, repaired, inspected and serviced in accordance with Accepted Industry Practice and Applicable Law and are in good working order and repair in all material respects.

(g)	In the event the Company becomes Bankrupt, and to the extent permitted by Applicable Law, the Company intends that (i) Macquarie’s right to liquidate, collect, net and set off rights and obligations under this Agreement and liquidate and terminate this Agreement shall not be stayed, avoided, or otherwise limited by the Bankruptcy Code, including sections 362(a), 547, 548 or 553 thereof; (ii) Macquarie shall be entitled to the rights, remedies and protections afforded by and under, among other sections, sections 362(b)(6), 362(b)(17), 362((b)(27), 362(o), 546(e), 546(g), 546(j), 548(d), 553, 556, 560, 561 and 562 of the Bankruptcy Code; and (iii) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the transactions contemplated hereby shall constitute “margin payments” as defined in section 101(38) of the Bankruptcy Code and all payments for, under or in connection with the transactions contemplated hereby, shall constitute “settlement payments” as defined in section 101(51A) of the Bankruptcy Code.

(h)	In connection with Macquarie’s procurement of Crude Oil or Products, whether from the Company or any third party and whether under a Macquarie Crude Procurement Contract or an Included Product Purchase Transaction (each a “Sourcing Transaction”), the Company covenants and agrees that any out of pocket costs, losses or damages that Macquarie may incur as a result of such Sourcing Transaction, including due to failure by the Company or any such third party to deliver the Crude Oil or Products subject to such Sourcing Transaction, shall constitute, without duplication, Ancillary Costs and be for the account of the Company and claims arising in connection therewith shall be subject to Section 5.9 hereof, except to the extent that such out of pocket costs, losses or damages have been incurred by Macquarie as a result of its gross negligence, willful misconduct or intentional default.

(i)	This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and shall not violate any terms and conditions of any Existing Financing Agreement or other Financing Agreement that is hereafter entered into by the Company.

(j)	The Company shall not modify or amend (including any extensions of or elections under), or waive any arising under, any Financing Agreement without the prior written consent of Macquarie, if doing so would (i) adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause any Existing Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(f) above, including, without limitation, the recognition that Macquarie is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens; provided however, that Macquarie will not charge a fee to the Company for any written acknowledgment that any such amendment of a Financing Agreement does not adversely affect in any material respect any of Macquarie’s rights or remedies hereunder.

(k)	The Company shall not, from and after the Effective Date, enter into any Financing Agreement that would cause its aggregate Specified Indebtedness (excluding, for these purposes, the Existing Financing Agreement) to exceed USD 10,000,000 (an “Additional Financing Agreement”) without the prior written consent of Macquarie (such consent not to be unreasonably withheld or delayed) unless such Additional Financing Agreement, at the time it is entered into, (i) does not adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents or Macquarie’s status as the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens, in which case, the Company shall notify Macquarie of such Additional Financing Agreement by no later than the date on which Additional Financing Agreement is entered into. The Company shall not modify or amend (including any extensions of or elections under), or waive any rights arising under, any Additional Financing Agreement without the prior written consent of Macquarie, if doing so would adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents including, without limitation, Macquarie’s status as the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement.

19.4	Affirmative Covenants. The Company shall, and shall cause each of its Subsidiaries to:

(a)	Preservation of Existence, Etc. (i) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Applicable Laws of the jurisdiction of its organization except in a transaction permitted by the Existing Financing Agreement with prior notice to Macquarie and provided that all required actions are taken, or caused to be taken, so to preserve the perfection of liens in favor of Macquarie created in connection herewith on or before the consummation of any such transaction; (ii) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Change; and (iii) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to result in a Material Adverse Change.

(b)	Maintenance of Properties. (i) Maintain, preserve and protect all of its material properties and equipment necessary in conduct of its business and operation in accordance with Accepted Industry Practice, ordinary wear and tear excepted; and (ii) make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to result in a Material Adverse Change.

(c)	Compliance with Laws. Comply in all respects with the requirements of all Applicable Laws and all orders, writs, injunctions and decrees applicable to it or to the conduct of its business, operations or property, except in such instances in which (i) such requirement of Applicable Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith could not reasonably be expected to result in a Material Adverse Change.

(d)	Books and Records. (i) Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP in all material respects and consistently applied shall be made of all financial transactions and matters involving the assets and business of the Company; and (ii) maintain such books of record and account in conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over the Company, except where the failure to do so would not result in a Material Adverse Change. To the extent permitted by GAAP, the Company shall reflect the buy/sell transactions contemplated hereby as buy/sell transactions on its books and records and will not list as assets in its books and records any Crude Oil or Product agreed hereunder to be owned by Macquarie. To the extent permitted by GAAP, the Company shall not reflect amounts owed to Macquarie hereunder as indebtedness for borrowed money, but will reflect them as trade payables.

(e)	Additional Inspection Rights. In addition to the inspection rights of Macquarie set forth elsewhere in this Agreement or any other Transaction Document, all of which rights shall continue in full force and effect, and notwithstanding anything to the contrary contained in this Agreement or in any other Transaction Document, upon providing commercially reasonable notice and during normal business hours, permit Macquarie (or any representative of Macquarie) to visit and inspect any of the Company’s properties, to examine the Company’s corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss the Company’s affairs, finances and accounts with any of the Company’s directors (or equivalent), or officers and, if requested by the Company, in the presence of an officer of the Company, in each case, as often as reasonably may be desired by Macquarie, all at the sole cost and expense of the Company.

(f)	Further Assurances.

(i)	To the extent deemed necessary or appropriate by Macquarie, the Company shall cause to be filed acknowledgements and/or releases (including without limitation, amendments or terminations of UCC financing statements), in form and substance reasonably satisfactory to Macquarie, confirming the release of any Lien in favor of any lender or other creditor, other than Permitted S&O Liens, that might apply to or be deemed to apply to any Crude Oil and/or Products of which Macquarie is the owner as contemplated by this Agreement and the other Transaction Documents and recognition of Macquarie’s first priority Lien with respect to the Hydrocarbon Credit Support granted to Macquarie under the Lien Documents, and agrees to use commercially reasonable efforts to provide Macquarie with such further documentation as it may reasonably request in order to confirm the foregoing.

(ii)	The Company agrees that it shall not have any interest in or the right to dispose of (other than as set forth in the Transaction Documents) (but shall have the right to purchase contemplated herein), and shall not permit the creation of, or suffer to exist, any security interest, lien, mortgage, encumbrance, charge or other claim of any nature (collectively, “Liens”), other than Permitted S&O Liens, with respect to, any quantities of Crude Oil or Products that are owned by Macquarie from time to time pursuant to the Transaction Documents and held in the Included Storage Locations (collectively, “Macquarie’s Property”). The Company authorizes Macquarie to file at any time and from time to time any UCC financing statements describing the quantities of Macquarie’s Property subject to this Agreement and Macquarie’s ownership thereof and title thereto, as well as any inventory or other Credit Support on which the Company, as applicable, or has granted to Macquarie a first priority Lien pursuant to the Lien Documents, and the Company shall execute and deliver to Macquarie, and the Company hereby authorizes Macquarie to file (with or without such the Company’s signature), at any time and from time to time, all amendments to financing statements, assignments, continuation financing statements, termination statements, and other documents and instruments, in form reasonably satisfactory to Macquarie, as Macquarie may reasonably request, to provide public notice of Macquarie’s ownership of and title to the quantities of Macquarie’s Property subject to this Agreement and to otherwise protect Macquarie’s interest therein and provide notice of Macquarie’s Liens on any property covered thereby.

19.5	Negative Covenants. The Company covenants and agrees that it shall not, at any time, permit the Unrestricted Cash of the Company to be less than $17,500,000 for any period of more than three (3) consecutive Business Days (the “Minimum Liquidity Requirement”).

19.6	Additional Covenants. Subject to Section 19.3(j), the Company will provide prior written notice to Macquarie of any amendments, restatements, supplements or other material modifications of or to any Financing Agreement prior to the effectiveness of same, provided however, that the Company shall not be required hereby to provide notice of (i) supplements to any indenture if such supplement either (a) does not change a material term thereof or (b) adds a guarantor or pledger thereunder, (ii) changes to any hedging contract, forward purchase agreement or swap agreement, (iii) the addition or release of any collateral (so long as such collateral does not constitute the Company’s Hydrocarbons) with respect to any Financing Agreement.

19.7	Acknowledgment. The Company acknowledges and agrees that (1) Macquarie is a merchant of Crude Oil and Products and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of Macquarie’s business which are unrelated hereto and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by or for the Company, (2) Macquarie may, in its sole discretion, determine whether to advise the Company of any potential transaction with a Third Party Supplier and prior to advising the Company of any such potential transaction Macquarie may, in its discretion, determine not to pursue such transaction or to pursue such transaction in connection with another aspect of Macquarie’s business and Macquarie shall have no liability of any nature to the Company as a result of any such determination, (3) Macquarie has no fiduciary duties or trust obligations of any nature with respect to the Refinery or the Company or any of its Affiliates, (4) Macquarie may enter into transactions and purchase Crude Oil or Products for its own account or the account of others at prices more favorable than those being paid by the Company hereunder and (5) nothing herein shall be construed to prevent Macquarie, or any of its partners, officers, employees or Affiliates, in any way from purchasing, selling or otherwise trading in Crude Oil, Products or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to any transaction under this Agreement.

20	DEFAULT AND TERMINATION

20.1	Events of Default. Notwithstanding any other provision of this Agreement, the occurrence of any of the following with respect to a Party shall constitute an “Event of Default” with respect to such Party:

(a)	Failure to Pay. Either Party fails to make payment when due under any Transaction Document within one (1) Business Day after delivery of a written notice from the other Party of such failure to pay; or

(b)	Material Obligations. Other than a default described in Section 20.1(a), 20.1(c), 20.1(e), or 20.1(p), the Company fails to:

(i)	comply with the requirements of Section 19.5 (Negative Covenants); or

(ii)	perform any Material Obligation (other than as described in sub-paragraph (i) above) under this Agreement or any other Transaction Document, which is not cured to the reasonable satisfaction of the other Party (in its reasonable discretion) within two Business Days after the date that such Party receives written notice that such obligation or covenant has not been performed; (or such longer grace period as provided under the applicable Transaction Document) or

(c)	Misrepresentation. Either Party (or, if applicable, any Affiliate of such Party that is party to a Transaction Document) breaches any material representation or material warranty made or repeated or deemed to have been made or repeated by the Party (or any such Affiliate of such Party), or any warranty or representation proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under any Transaction Document; provided, however, that if such breach is curable, such breach is not cured to the reasonable satisfaction of the other Party within ten (10) Business Days after the date that such Party receives notice that corrective action is needed (or such longer grace period as provided under the applicable Transaction Document) or

(d)	Bankruptcy. Either Party becomes Bankrupt; or

(e)	Default under Specified Transaction. Either Party or any of its Affiliates (1) defaults on payment obligations under any Specified Transaction, or (2) defaults on posting required collateral or credit support in connection with any Specified Transaction and such breach is not cured to the reasonable satisfaction of the other Party within two (2) Business Days after the date that such Party receives notice that corrective action is needed; or

(f)	Master Agreement. A Master Agreement Termination Event occurs with respect to either Party;

(g)	Change of Control or Specified Event. A Change of Control or Specified Event; or

(h)	Material Agreement. The Company fails, after giving effect to any applicable notice requirement or grace period, to perform its obligations under, comply with, or maintain in any material respect a Base Agreement or the Required Storage and Transportation Arrangements, if any; or

(i)	Disposals. The Company or any of its Subsidiaries sells, leases, subleases, transfers or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the assets that constitute the Refinery; or

(j)	Merger. The Company (i) consolidates or amalgamates with, merges with or into, or transfers all or substantially all of its assets to, another entity (including an Affiliate) or any such consolidation, amalgamation, merger or transfer is consummated, and (ii) (A) the successor entity resulting from any such consolidation, amalgamation or merger or the Person that otherwise acquires all or substantially all of the assets of the Company does not assume, in a manner reasonably satisfactory to Macquarie, all of the Company’s obligations hereunder and under the other Transaction Documents, or (B) in the reasonable judgment of Macquarie, the creditworthiness of the resulting, surviving or transferee entity, taking into account any guaranties, is materially weaker than the Company immediately prior to the consolidation, amalgamation, merger or transfer; or

(k)	Breach of covenant. The Company fails to perform or observe any covenant, affirmative or negative, set forth herein or in any other Transaction Document (other than any such covenant specified in any other sub-section of this Section 20.1) and the Company fails to cure, correct or eliminate such failure or non-compliance within five (5) Business Days after receipt from Macquarie of written notice of such failure; provided further that no Event of Default shall occur pursuant to this sub-section (k) if an administrative, technical or unintentional error is identified in a report delivered to Macquarie by the Company pursuant to this Agreement and the Parties have agreed to correct any such error; or

(l)	Cross Default. There shall occur, after giving effect to any applicable notice requirement or grace period, either (A) a default, event of default or other similar condition or event (however described) in respect of the Company or its Guarantor under one or more agreements or instruments relating to Specified Indebtedness (other than any Financing Agreement) in an aggregate amount of not less than ($20,000,000) which has resulted in such Specified Indebtedness becoming due and payable under such agreements and instruments before it would have otherwise been due and payable or (B) a default by the Company its Guarantor in making one or more payments on the due date thereof in an aggregate amount of not less than ($20,000,000) under such agreements or instruments (after giving effect to any applicable notice requirement or grace period); or

(m)	Financing Agreement. Any indebtedness of the Company or its Guarantor pursuant to a Financing Agreement is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of the occurrence of an event of default (howsoever described) under any of the Financing Agreements; or

(n)	Repudiation. The Company or the Parent disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenge the validity of this Agreement or the Guaranty; or

(o)	Parent. Any of the following: (i) the Parent fails to perform or otherwise defaults in any payment obligation under the Guaranty, (ii) the Parent becomes Bankrupt, (iii) the Guaranty expires (other than in accordance with its terms) or terminates or ceases to be in full force and effect prior to the satisfaction of all obligations of the Company to Macquarie under this Agreement and the other Transaction Documents or (iv) the Parent disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of the Guaranty or any of the Intercreditor Provisions (as defined below),

(p)	Security Instruments. (i) Macquarie fails to have a valid perfected security interest in any portion of the Credit Support (other than Credit Support released in accordance with the Transaction Documents) or (ii) any Lien Document shall at any time and for any reason (other than solely with respect to any action or inaction of Macquarie) cease to create a security interest on the Credit Support purported to be subject to such instrument in accordance with the terms of such instrument, or cease to be in full force and effect; or

(q)	Compliance with Governmental Authority. The Company or Parent fails to comply in any respect with the order, regulation or directive of any Governmental Authority pertaining in any way to such person, the transactions contemplated by the Transaction Documents or the Credit Support, except for such failure to comply as would not result in a Material Adverse Change; or

(r)	Judgments Against Company. There is entered against the Company (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $20,000,000 (to the extent not covered by independent third-party insurance) which is not paid when due in accordance with its terms, or (ii) one or more non-monetary final orders of a court of competent jurisdiction that have, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change; or

(s)	Judgments Against Parent. There is entered against Parent (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $ 20,000,000 (to the extent not covered by independent third-party insurance) which is not paid when due in accordance with its terms, or (ii) one or more non-monetary final orders of a court of competent jurisdiction that have, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change.

(t)	Intercreditor Agreement.

(i)	any of the intercreditor, subordination, standstill, payover and insolvency related provisions of the Intercreditor Agreement (“Intercreditor Provisions”) shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the applicable indebtedness; or

(ii)	the Company shall, directly or indirectly, disavow or contest in any manner the effectiveness, validity or enforceability of any of the Intercreditor Provisions.

20.2	Change in Law.

(a)	If, due to a Change in Law after the date of this Agreement:

(i)	it becomes:

(A)	unlawful or otherwise prohibited on any day, or it would become unlawful or otherwise prohibited if the relevant payment, delivery or compliance were required on that day, for a Party (the “CL Affected Party”) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery under this Agreement or to comply with any other material provision of this Agreement or any other Transaction Document; or

(B)	unlawful for any Affiliate of the CL Affected Party, for the CL Affected Party to do the acts described at Section 20.2(a)(i) above; or

(ii)	if the CL Affected Party is Macquarie, it would be or is likely to be subject to additional or increased burdens or costs if it were to continue to hold Crude Oil and Product in the manner contemplated by this Agreement, then:

(A)	the CL Affected Party shall promptly notify the other Party (the “Non-CL Affected Party”) upon becoming aware of that event; and

(B)	without prejudice to Section 20.2(c) below, the relevant right, obligation or other provision shall be suspended to the extent required to avoid any breach of the matter which is the subject of the Change in Law or any other unlawfulness on the part of the CL Affected Party.

(b)	The obligations of the Non-CL Affected Party under this Agreement shall be suspended to the same extent as those of the CL Affected Party.

(c)	If either:

(i)	at any time it is not possible by virtue of the suspension described in Section 20.2(a)(ii) (B) above to avoid the breach or other unlawfulness on the part of the CL Affected Party described in Section 20.2(a)(ii); or

(ii)	it is so possible but the Parties have been unable to agree, each acting in good faith and in a commercially reasonable manner, consequential amendments to be made to the Transactions that may be substituted for any such invalid, illegal or unenforceable provision and which, as nearly as is practicable in all the circumstances, preserve the commercial intention of the Parties and the intended economic effect of the transactions contemplated by the Transaction Documents, in either such case by the date falling 10 (ten) Business Days after the date of the notice described in Clause 20.2(a) (or, if earlier, the date specified by the CL Affected Party in the notice described in Clause 20.2(a) as the last day of any applicable grace period permitted by Applicable Law), the CL Affected Party shall be entitled to terminate this Agreement by notice to the Non-CL Affected Party (an “Illegality Termination Notice”).

(d)	An Illegality Termination Notice shall specify the termination date which shall not be earlier than:

(i)	where it has not been possible to avoid the breach or unlawfulness described in Section 20.2(a), the date of the Illegality Termination Notice; or

(ii)	otherwise, 30 (thirty) days after the date of the Illegality Termination Notice.

20.3	Termination Event.

(a)	The occurrence of any of the following events shall constitute a “Termination Event” for the purposes of this Agreement:

(i)	Illegality Termination Notice. An Illegality Termination Notice is delivered by the CL Affected Party to the Non-CL Affected Party pursuant to Section 20.2(c).

(ii)	Invalidity. Any material obligation(s) of the Company or Macquarie under any Transaction Document between the Company and Macquarie are not or cease to be legal, valid, binding or enforceable.

(iii)	Termination of certain agreements: An Intermediated Product Offtake Contract, the Shell Crude Supply Agreement or the Tripartite Crude Supply Agreement is terminated by any party thereto.

(b)	Following the occurrence of a Termination Event, either Party may, by notice in writing to the other Party, elect to terminate this Agreement (a “Termination Notice”). A Termination Notice must specify the date on which the Agreement shall terminate, which shall be a date no earlier than the date of that notice and, in the case of a Termination Event pursuant to sub-paragraph 20.3(a)(i) above, shall be a date no earlier than the date determined in accordance with Section 20.2(d) above. Once a Termination Notice has been validly given, the Agreement shall terminate on the date specified in that Termination Notice.

(c)	Following termination of this Agreement pursuant to this Section 20.3, the provisions of Article 21 shall apply unless, following the occurrence of a Change in Law, the CL Affected Party determines that compliance with Article 21 would be contrary to Applicable Law, in which case, Section 20.4 (other than Section 20.4(a)) shall apply.

20.4	Remedies.

(a)	Acceleration. Notwithstanding any other provision of this Agreement, if any Event of Default with respect to the Company, on the one hand, or Macquarie, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Macquarie (where the Company is the Defaulting Party) or the Company (where Macquarie is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, upon notice to the Defaulting Party (an “Acceleration Notice”), (i) designate a date not earlier than the date of the Acceleration Notice as the date on which this Agreement shall terminate and declare all of the Defaulting Party’s obligations under this Agreement to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Defaulting Party and/or (ii) subject to Section 20.4(d), exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement, the other Transaction Documents or at law or equity, including all remedies provided under the UCC and as provided under this Section 20.4.

(b)	Termination/Settlement Amount. Notwithstanding any other provision of this Agreement, if an Event of Default has occurred and is continuing with respect to the Defaulting Party, the Non-Defaulting Party shall have the right, to terminate the Agreement (and any other contract or agreement that may then be outstanding between the Parties that relates specifically to this Agreement, including any Transaction Document) on a date no earlier than the date specified in the Acceleration Notice or, to the extent that the provisions of this Section 20.4 apply following the occurrence of a Change in Law, the relevant Termination Date, and, subject to Section 20.4(d), to liquidate and terminate any or all rights and obligations under this Agreement and such other Transaction Documents; provided that, in the event Macquarie is the Non-Defaulting Party, this Agreement shall not be deemed to have terminated in full until Macquarie shall have disposed of all Crude Oil and Products owned or maintained by Macquarie in which Macquarie has lien or other rights in connection herewith and exercised in full all of its rights and remedies with respect to the Hydrocarbon Credit Support.

(c)	Settlement Amount. The Settlement Amount (as defined below) payable upon the early termination of this Agreement pursuant to Section 20.3(c) or Section 20.4(a) shall be calculated in a commercially reasonable manner based on such liquidated and terminated rights and obligations and shall be payable by one Party to the other. The “Settlement Amount” shall mean the amount, expressed in U.S. dollars, of losses and out of pocket costs that are or would be incurred by (i) Macquarie, if the Agreement is terminated pursuant to Section 20.3(c) and the provisions of this Section 20.4 apply; or (ii) the Non-Defaulting Party (each, the “Determining Party”) (expressed as a positive number) or gains that are or would be realized by the Determining Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations under this Agreement and such other Transaction Documents. The determination of the Settlement Amount shall include (without duplication): (x) the losses and out of pocket costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Determining Party in terminating, transferring, redeploying or otherwise modifying any outstanding Macquarie Crude Procurement Contracts, (y) the losses and out of pocket costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Determining Party in terminating and liquidating any transactions subject hereto, including but not limited to, any unpaid amounts owed pursuant to Section 11.1 and Section 11.2 herein and (z) all breakage costs, losses and out of pocket costs (or gains) incurred or realized by the Determining Party, as a result of the Determining Party’s terminating, liquidating, maintaining, obtaining or re-establishing any Related Hedges (including, if Macquarie is the Determining Party, all hedging transactions relating to the roll procedures set forth in the Fee Letter.

(d)	Determination of Settlement Amount. The Settlement Amount shall be determined by the Determining Party, acting in good faith, in a commercially reasonable manner. The Determining Party shall determine the Settlement Amount commencing as of the date on which such termination occurs by reference to such futures, forward, swap and options markets as it shall select in its commercially reasonable judgment; provided that the Determining Party is not required to effect such terminations and/or determine the Settlement Amount on a single day, but rather may effect such terminations and determine the Settlement Amount over a commercially reasonable period of time. Without limiting the generality of the foregoing, it is agreed that for purposes of determining the Settlement Amount: to the extent the Determining Party deems it commercially reasonable to do so, it may in referencing prices in the futures, forward, swap and options markets for purposes of calculating various elements of the Settlement Amount endeavor to align the dates as of which such reference prices are determined. In calculating the Settlement Amount, the Determining Party shall discount to present value (in any commercially reasonable manner based on London interbank rates for the applicable period and currency) any amount which would be due at a later date and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation.

(e)	Additional Rights of Macquarie. Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Macquarie is the Non-Defaulting Party, Macquarie may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement or any other Transaction Documents, (ii) withdraw from storage any and all of the Crude Oil and/or Products then in the Included Storage Locations, (iii) otherwise arrange for the disposition of any Crude Oil and/or Products subject to any outstanding Macquarie Crude Procurement Contract or Included Product Purchase Transaction and/or the modification, settlement or termination of such outstanding Macquarie Crude Procurement Contract or Included Product Purchase Transaction in such manner as it elects, (iv) liquidate in a commercially reasonable manner any credit support, margin or collateral, to the extent not already in the form of cash (including applying any other margin or collateral) and apply and set off such credit support, margin or collateral or the proceeds thereof against any obligation owing by the Company or any of its Affiliates, to Macquarie or any of its Affiliates, (including without limitation the Independent Amount), (v) foreclose any lien or security interest, and (vi) exercise its rights in respect of any agreement or assignment of rights from a third party in respect of the transportation or storage of the Company Product Inventory. Macquarie shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. The Company shall in all events remain liable to Macquarie for any amount payable by the Company in respect of any of its obligations remaining unpaid after any such liquidation, application and set off and, to the extent that the disposition or any Crude Oil and/or Products, the liquidation of any applicable credit support, margin or collateral or the exercise of any of its other rights or remedies hereunder results in Macquarie receiving amounts in excess of the amount owed to it by the Company, the amount of such excess shall be for the account of the Company.

(f)	Company’s Rights. Without limiting any other rights or remedies hereunder or under any other Transaction Document and notwithstanding anything to the contrary specified herein or therein, if an Event of Default has occurred and is continuing and the Company is the Non-Defaulting Party, the Company may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement (ii) otherwise provide for the settlement or termination of the Parties’ outstanding commitments hereunder, or (iii) arrange for the sale in a commercially reasonable manner of Crude Oil and/or Product hereunder for Macquarie’s account, and the replacement of the intermediation, supply and offtake transactions contemplated hereby with such alternative arrangements as it may procure, and the consolidation of Macquarie’s Property into a subset of Included Storage Locations without loss to or commingling of Macquarie’s Property; provided that if the Company recovers any amount(s) in excess of the amount (if any) owed to Macquarie, such excess shall be for the account of the Company.

(g)	Net Liquidated Amount. The Determining Party shall set off (i) the Settlement Amount (if due to the other Party), plus any performance security (including any other margin or collateral) then held by the Determining Party pursuant to the Transaction Documents, plus (at the Determining Party’s election) any or all other amounts due to the other Party hereunder (including under Article 11), against (ii) the Settlement Amount (if due to the Determining Party), plus any performance security (including any other margin or collateral) then held by the other Party, plus (at the Determining Party’s election) any or all other amounts due to the Determining Party hereunder (including under Article 11), so that all such amounts (including, for the avoidance of doubt, the amount of any Independent Amount held by Macquarie) shall be netted to a single liquidated amount payable by one Party to the other (the “Liquidated Amount”). The Party with the payment obligation shall pay the Liquidated Amount to the applicable other Parties within one (1) Business Day after such amount has been determined. In addition, the Parties acknowledge that, in connection with an Event of Default hereunder, the Step-Out Inventory Sales Agreement may be terminated and with respect thereto any rights and remedies available hereunder, under any other agreement between the Parties hereto or the parties thereto, or at law or equity may be exercised.

(h)	No Abandonment of Rights. No delay or failure on the part of the Determining Party in exercising any right or remedy to which it may be entitled on account of any Event of Default or a Change in Law shall constitute an abandonment of any such right, and the Non-Defaulting Party or Non-CL Affected Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default or, as applicable, at any time following the occurrence of the Change in Law.

(i)	Rights Cumulative. The Non-Defaulting Party’s rights under this Section 20.4 shall be in addition to, and not in limitation or exclusion of, any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights under any credit support that may from time to time be provided in connection with this Agreement or at law or in equity. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all reasonable out of pocket costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder, as and to the extent provided in Article 22 hereof, and subject to the limitations set forth therein.

(j)	Setoff. If an Event of Default has occurred and is continuing or a Change in Law has occurred and an Illegality Notice has been delivered to the Non-CL Affected Party by the CL Affected Party, the Determining Party may, without limitation on its rights under this Section 20.4, set off amounts which the other Party owes to it against any amounts which it owes to the other Party (whether hereunder, under any other contract or agreement or otherwise and whether or not then due).

(k)	Master Netting Agreement. The Parties acknowledge and agree that this Agreement is intended to be a “master netting agreement” as such term is defined in section 101(38A) of the Bankruptcy Code. As used in this Section 20.4, unless otherwise expressly provided, each reference to “this Agreement” shall, and shall be deemed to, be a reference to “this Agreement and the other Transaction Documents.”

(l)	Additional Master Netting and Setoff. The Parties acknowledge and agree that the Non-Defaulting Party or Non-CL Affected Party has such additional netting and setoff rights as are provided in any master netting agreement executed in connection herewith and expressly referencing this Agreement.

21	SETTLEMENT AT TERMINATION

21.1	Procedures for Settlement at Termination. Upon expiration or termination of this Agreement for any reason other than as a result of an Event of Default or, if applicable, a Change in Law in respect of which Section 20.4 applies (in which case the Expiration Date or such other date as the Parties may agree shall be the “Termination Date”; provided that if such date is not a Business Day, the Termination Date shall occur on the immediately preceding Business Day), the Parties covenant and agree to proceed as provided in this Article 21; provided that (x) this Agreement shall continue in effect following the Termination Date until all obligations are finally settled as contemplated by this Article 21 and (y) the provisions of this Article 21 shall in no way limit the rights and remedies which the Non-Defaulting Party may have as a result of an Event of Default, whether pursuant to Article 20 above or otherwise:

(a)	Macquarie Contracts. If any Macquarie Crude Procurement Contract, Included Product Purchase Transaction, Included Sales Transaction or Included Crude Sales Transaction does not either (i) by its terms automatically become assigned to the Company on and as of the Termination Date in a manner which releases Macquarie from all obligations thereunder for all periods following the Termination Date or (ii) by its terms, expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the then existing Third Party Suppliers and Customers, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (w) such Macquarie Crude Procurement Contract, Included Product Purchase Transaction, Included Sales Transaction or Included Crude Sales Transaction shall be assigned to the Company or shall be terminated, (x) all rights and obligations of Macquarie under each of the then outstanding Macquarie Crude Procurement Contract, Included Product Purchase Transaction, Included Sales Transaction or Included Crude Sales Transactions shall be assigned to the Company, (y) the Company shall assume all of such obligations to be paid or performed following such termination, and (z) Macquarie shall be released by such Third Party Suppliers, Customers and the Company from any further obligations thereunder. In connection with the assignment or reassignment of any Macquarie Crude Procurement Contract, Included Product Purchase Transaction, Included Sales Transaction or Included Crude Sales Transaction, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the supply and payment arrangements, including any change in payment terms, under the relevant Macquarie Crude Procurement Contract, Included Product Purchase Transaction, Included Sales Transaction or Included Crude Sales Transaction so as to prevent any material disruption thereunder.

(b)	Tripartite Agreements. If, pursuant to any Tripartite Crude Supply Agreement or Tripartite Product Offtake Agreement, any sales commitments are outstanding which, by their terms, extend beyond the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the purchasers thereunder, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such purchase or sales commitment shall be assigned (or reassigned) to the Company or shall be terminated, (ii) all rights and obligations of Macquarie with respect to each then outstanding purchase or sales commitment shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Macquarie shall be released by the purchasers or sellers thereunder and the Company from any further obligations with respect to such sales commitments. In connection with the assignment or reassignment of any Tripartite Crude Supply Agreement or Tripartite Product Offtake Agreement or transaction thereunder, the Parties shall use commercially reasonable efforts to facilitate the transitioning so as to prevent any material disruption in the receipt of Crude Oil at and distribution of Products from the Refinery.

(c)	Purchase and Transfer of Crude and Products. The volume of Crude Oil and Products at the Included Storage Locations, at Macquarie’s election (i) shall be purchased and transferred as contemplated in the Step-Out Inventory Sales Agreement, (ii) at Macquarie’s cost, but with the mutual agreement of both Parties (each in its sole discretion), including the use of any Base Contracts, shall be taken and accepted in kind satisfaction of obligations hereunder or (iii) at Macquarie’s cost, but with Company’s reasonable assistance, including the use of any Base Contracts, shall be sold in its entirety or in parts to Customers of Macquarie’s choosing but with withdrawal from the Included Storage Locations in connection therewith promptly. The Crude Oil volumes measured by Macquarie’s Inspector at the Termination Date and recorded in Macquarie’s Inspector’s final inventory report shall be the “Termination Date Crude Oil Volumes” for the purposes of this Agreement and the Product volumes measured by Macquarie’s Inspector at the Termination Date and recorded in Macquarie’s Inspector’s final inventory report shall be the “Termination Date Product Volumes” for purposes of this Agreement, and such Termination Date Crude Oil Volumes and Termination Date Product Volumes shall collectively be referred to as the “Termination Date Volumes.”

(d)	Determination of Termination Amount. Macquarie shall promptly reconcile and determine the Termination Amount pursuant to Section 21.2. The Parties shall promptly exchange all information necessary to determine the estimates and final calculations contemplated by Section 21.2.

(e)	No Further Obligations. Macquarie shall have no further obligation to purchase and shall not purchase or pay for Crude Oil or Products, or incur any such purchase obligations on and after the Termination Date. Except as may be required for Macquarie to fulfil its obligations hereunder until the Termination Date or during any obligatory notice period pursuant to any Macquarie Crude Procurement Contract, Macquarie shall not be obligated to purchase, take title to or pay for any Crude Oil or Products on or following the Termination Date or such earlier date as the Parties may determine in connection with the transitioning of such supply arrangements to the Company or its designee. Notwithstanding anything to the contrary herein, no Delivery Date shall occur later than the day immediately preceding the Termination Date.

21.2	Termination Amount.

(a)	The “Termination Amount” shall equal:

(i)	Any unpaid amounts owed by the Company to Macquarie pursuant to the Step-Out Inventory Sales Agreement and, without duplication, in respect of Crude Oil delivered on or prior to the Termination Date but not otherwise accounted for in the Step-Out Inventory Sales Agreement, plus

(ii)	all Ancillary Costs incurred through the Termination Date that have not yet been paid or reimbursed by the Company, plus

(iii)	in the case of an early termination, the amount reasonably determined by Macquarie as the breakage costs it incurred directly in connection with the termination, unwinding or redeploying of all Related Hedges as a result of such early termination, including all hedging transactions relating to the roll procedures set forth in the Fee Letter, plus

(iv)	the aggregate amount due under Section 11.2(b), calculated as of the Termination Date with such date being the final day of the last monthly period for which such calculations are to be made under this Agreement; provided that, if such amount under Section 11.2(b) is due to Macquarie, then such amount shall be included in this Termination Amount as a positive number and if such amount under Section 11.2(a) is due to the Company, then such amount shall be included in this Termination Amount as a negative number, plus

(v)	all unpaid amounts payable hereunder by Macquarie to the Company in respect of Product delivered on or prior to the Termination Date.

All of the foregoing amounts shall be aggregated or netted to a single liquidation amount owing from one Party to the other. If the Termination Amount is a positive number, it shall be due to Macquarie and if it is a negative number, the absolute value thereof shall be due to the Company.

(b)	The Parties acknowledge that one or more of the components of the Termination Amount may not be capable of definitive determination by the Termination Date and therefore agree that Macquarie shall, in a commercially reasonable manner, estimate in good faith each of such components and use such estimated components to determine an estimate of the Termination Amount (the “Estimated Termination Amount”); provided that the Parties agree that Macquarie shall apply the Independent Amount against the Estimated Termination Amount and shall not wait until final settlement is completed pursuant to Section 21.2(c). Without limiting the generality of the foregoing, the Parties agree that the amount due under Section 21.2(a)(i) above shall be estimated by Macquarie in the same manner and using the same methodology as it used in preparing the Estimated Commencement Date Value, but applying the then Current Month Benchmark Price(s) (the “Step-Out Prices”) and other price terms provided for herein with respect to the purchase of the Termination Date Volumes. Macquarie shall use commercially reasonable efforts to prepare, and provide the Company with, an initial Estimated Termination Amount, together with appropriate supporting documentation, at least five (5) Business Days prior to the Termination Date. To the extent reasonably practicable, Macquarie shall endeavor to update its calculation of the Estimated Termination Amount by no later than 12:00 p.m. CT on the Business Day prior to the Termination Date. If Macquarie is able to provide such updated amount, that amount shall constitute the Estimated Termination Amount and shall be due and payable by no later than 5:00 p.m., CT on the Business Day preceding the Termination Date. Otherwise, the initial Estimated Termination Amount shall be the amount payable on the Termination Date. If the Estimated Termination Amount is a positive number, it shall be due to Macquarie and if it is a negative number, the absolute value thereof shall be due to the Company. Substantially concurrently with Macquarie’s receiving (or making) payment of the Estimated Termination Amount upon request by (and at the sole cost and expense of) the Company, Macquarie shall (i) cause any filing or recording of any UCC financing statements filed by Macquarie in respect of the Transaction Obligations and Macquarie’s Property to be terminated, (ii) release and terminate all Lien Documents pursuant to one or more instruments mutually acceptable to the Parties and release or cause to be released all Permitted Article 10 Liens on Macquarie Property and (iii) deliver, re-assign, re-convey and transfer, as applicable, to the Company any other Collateral or credit support held or maintained by Macquarie; provided that Macquarie may retain such portion of the Independent Amount as Macquarie determines in a commercially reasonable manner is appropriate to secure potential obligations of the Company in respect of amounts which may remain to be paid by the Company pursuant to the Termination Reconciliation Statement until such statement is finalized and, if any such amounts are due from the Company, until such amounts are paid.

(c)	On or before ten (10) Business Days following the Termination Date, Macquarie shall prepare, and provide the Company with, (i) a statement showing the calculation, as of the Termination Date, of the Termination Amount, (ii) a statement (the “Termination Reconciliation Statement”) reconciling the Termination Amount with the sum of the Estimated Termination Amount pursuant to Section 21.2(b) and the Independent Amount and indicating any amount remaining to be paid by one Party to the other as a result of such reconciliation. Within one (1) Business Day after receiving the Termination Reconciliation Statement and the related supporting documentation, the Parties shall make any and all payments required pursuant thereto. Promptly after receiving such payment (but in any event within five (5) Business Days of such receipt), Macquarie shall (x) cause any filing or recording of any UCC financing forms to be terminated, (y) release and terminate all Lien Documents pursuant to one or more instruments mutually acceptable to the Parties and (z) deliver, re-assign, re-convey and transfer, as applicable, to the Company any other Credit Support or credit support held or maintained by Macquarie (including, without limitation, the remaining balance, if any, of the Independent Amount after giving effect to this Article 21).

(d)	Notwithstanding anything herein to the contrary, Macquarie shall not have any obligation to make any payment contemplated by this Section 21.2, transfer title to Crude Oil or Products or to otherwise cooperate in the transition matters described in Section 21.1 unless (i) the Company shall have performed its obligations under the Step-Out Inventory Sales Agreement and this Section 21.2 as and when required pursuant to the terms hereof and thereof, and (ii) except as otherwise agreed by the Parties, the Master Agreement and all Transactions outstanding thereunder have been terminated and all amounts due with respect to such terminated Transactions shall have been paid in full.

21.3	Transition Services. To the extent necessary to facilitate the transition to the purchasers of the storage and transportation rights and status contemplated hereby, each Party shall take such additional actions, execute such further instruments and provide such additional assistance as the other Party may from time to time reasonably request for such purposes.

22	INDEMNIFICATION; EXPENSES

22.1	To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in the Transaction Documents, Macquarie shall defend, indemnify and hold harmless the Company, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of

(a)	any breach by Macquarie of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Macquarie made herein or in connection herewith proving to be false or misleading or incorrect in any material respect,

(b)	any failure by Macquarie to comply with or observe any Applicable Law,

(c)	Macquarie’s negligence or willful misconduct, or

(d)	injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Macquarie or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that any indemnified Liability arising under this Section 22.1 has resulted from (A) the negligence or willful misconduct on the part of the Company, its Affiliates or any of their respective employees, representatives, agents or contractors or (B) the breach by the Company of its obligations hereunder.

22.2	To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in this Agreement, the Company shall defend, indemnify and hold harmless Macquarie, its Affiliates, and their directors, officers, employees, representatives, agents and contractors from and against any Liabilities directly or indirectly arising out of

(a)	any breach by the Company of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of the Company made herein or in connection herewith proving to be false or misleading or incorrect in any material respect, including, without limitation the Company’s obligation for payment of taxes pursuant to Section 16.1,

(b)	the Company’s transportation, handling, storage, refining or disposal of any Crude Oil or the products thereof, including any conduct by the Company on behalf of or as the agent of Macquarie under the Required Storage and Transportation Arrangements,

(c)	the Company’s failure to comply with its obligations under the terminalling, pipeline and lease agreements underlying the Required Storage and Transportation Arrangements,

(d)	the Company’s negligence or willful misconduct,

(e)	any failure by the Company to comply with or observe any Applicable Law,

(f)	injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by the Company or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith,

(g)	actual or alleged presence or release of Hazardous Substances in connection with the Transaction Documents or the transactions contemplated thereby, or any liability under any Environmental Law related in any way to or asserted in connection with the Transaction Documents or the transactions contemplated thereby or

(h)	any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Company, and regardless of whether Macquarie is a party thereto, except to the extent that any Liability arising under this Section 22.2 has resulted from (A) the negligence or willful misconduct on the part of Macquarie, its Affiliates or any of their respective employees, representatives, agents or contractors, or (B) the breach by Macquarie of its obligations hereunder.

22.3	The Parties’ obligations to defend, indemnify, and hold each other harmless under the terms of the Transaction Documents shall not vest any rights in any third party (except as expressly provided for in this Article 22), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.

22.4	Each Party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder.

22.5	The Company shall pay (i) all reasonable and documented out-of-pocket expenses incurred by Macquarie and its Affiliates (including the reasonable fees, charges and disbursements of counsel and tax consultants for Macquarie) in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Transaction Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all reasonable and documented out-of-pocket expenses incurred by Macquarie and its Affiliates in connection with the enforcement or protection of Macquarie’s rights under or in connection with this Agreement and the other Transaction Documents.

23	LIMITATION ON DAMAGES

23.1	LIMITED RIGHT TO DAMAGES.TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY (WHICH INCLUDE ANY AMOUNTS DETERMINED UNDER Article 20) AND NEITHER PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT; ;PROVIDED, HOWEVER, THAT THE FORGOING IS NOT (AND IS NOT INTENDED TO BE AND SHALL NOT BE DEEMED TO CONSTITUTE) A WAIVER BY A PARTY OF ANY RIGHT TO RECOVER COMPENSATORY DAMAGES SUFFERED BY A PARTY THAT ARE OR COULD HAVE BEEN REASONABLY FORESEEABLE AS A RESULT OF ANY BREACH OF ARTICLE 25 (EVEN IF SUCH COMPENSATORY DAMAGES COULD BE CHARACTERIZED AS INDIRECT, CONTINGENT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES); AND PROVIDED FURTHER THAT SUCH LIMITATION SHALL NOT APPLY WITH RESPECT TO ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.

24	RECORDS AND INSPECTION THEREOF

During the Term of this Agreement each Party and its duly Authorized Representative upon reasonable notice, and during normal working hours, shall have access to the accounting records and other documents maintained by the other Party, or any of the other Party’s contractors and agents, which relate to this Agreement; provided that, neither this Section nor any other provision hereof shall entitle the Company to have access to any records concerning any hedges or offsetting transactions or other trading positions or pricing information that may have been entered into with other parties or utilized in connection with any transactions contemplated hereby or by any other Transaction Document. The right to inspect or audit such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. Each Party shall preserve, and shall use commercially reasonable efforts to cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the Termination Date.

25	CONFIDENTIALITY

25.1	In addition to the Company’s confidentiality obligations under the Transaction Documents and as set forth in Section 32.10, the Parties agree that the specific terms and conditions of this Agreement, including any list of counterparties, the Transaction Documents and the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties, including calculations of any fees or other amounts paid by the Company to Macquarie under this Agreement and all information received by Macquarie from the Company relating to the costs of operation, operating conditions, and other commercial information of the Company not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws (including without limitation as may be required by any applicable federal or state securities laws), (ii) as requested by a Governmental Authority, (iii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors for purposes of administering, negotiating, considering, processing or evaluating this Agreement and the other Transaction Documents or the transactions contemplated thereby, or (iv) to such Party’s insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided that, prior to any disclosure permitted by this clause (iv), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 25.1.

25.2	The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two (2) years following the Termination Date. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein (including, without limitation), the right to seek injunctive relief.

25.3	In the case of disclosure covered by clause (i) of Section 25.1, to the extent practicable and in conformance with the relevant court order, Applicable Law or request, the disclosing Party shall notify the other Party in writing of any proceeding of which it is aware which may result in disclosure.

25.4	Tax Disclosure. Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

26	GOVERNING LAW

26.1	THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE.

26.2	EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN Article 28. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.

26.3	EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT.

27	ASSIGNMENT

27.1	This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.

27.2	Neither Party shall assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the consent of the other Party. Notwithstanding the foregoing, Macquarie may, without the Company’s consent, assign and delegate all of Macquarie’s rights and obligations hereunder to (i) any Affiliate of Macquarie, provided it is no worse a credit counterparty and would not result in any adverse tax consequences to the Company and all Company’s costs, if any, are covered—just as provided above for a Company transfer or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Macquarie’s obligations hereunder, whether by contract, operation of law or otherwise, provided that (i) the creditworthiness of such successor entity is equal or superior to the creditworthiness of Macquarie (taking into account any credit support for Macquarie) immediately prior to such assignment, and (ii) such successor assumes all of the obligations of Macquarie under the Transaction Documents.

27.3	Any attempted assignment in violation of this Article 27 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.

28	NOTICES

All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth in Schedule K, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule K and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.

29	NO WAIVER, CUMULATIVE REMEDIES

29.1	The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default or Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or Default under, this Agreement, whether of a like kind or different nature.

29.2	Each and every right granted to the Parties under this Agreement or allowed it by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.

30	NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES

30.1	No Partnership or Joint Venture. This Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make such Party, or any employee or agent of the Company, an agent or employee of the other Party.

30.2	No Authority to Contract. Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person; to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other; or to otherwise act as the representative of the other, unless expressly authorized in writing by the other.

30.3	No Indebtedness. The transactions contemplated hereunder are intended to be construed and characterized as sales and purchases of commodities and the Lien Documents, the Independent Amount and any other security posted in connection with this Agreement is to be construed as security for the performance by the Company of its obligations expressly set out in this Agreement. The Company will account for transactions arising hereunder in accordance with GAAP however.

31	Amendments and Modifications

31.1	The Parties may, from time to time, by written agreement amend of modify any provision of this Agreement. Notwithstanding the foregoing, if an amendment is required to be made to an Operational Schedule, the Parties may evidence their agreement to the amendment of such Operational Schedule by an exchange of e-mails between Authorized Representatives of the Parties.

32	MISCELLANEOUS

32.1	If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.

32.2	The terms of this Agreement constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly Authorized Representatives.

32.3	No promise, representation or inducement has been made by either Party that is not embodied in this Agreement or the Transaction Documents, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.

32.4	Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.

32.5	Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any person other than the Parties and their successors and permitted assigns.

32.6	All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive for the time periods specified herein.

32.7	This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission, pdf or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.

32.8	All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.

32.9	In the event of a conflict between any of the Transaction Documents and this Agreement, the term and conditions contained in this Agreement shall control (except solely with respect to any fees, amounts, transfers and payments set forth in the Fee Letter and/or the Independent Amount Letter).

32.10	Macquarie and the Company shall consult with each other with regard to all press releases or other announcements to the general public issued or made at or prior to the Commencement Date concerning this Agreement or the transactions contemplated herein, and, except as may be required by Applicable Laws, neither Company nor Macquarie shall issue any such press release or other announcement to the general public without the prior written consent of the other Party, which consent shall not be unreasonably withheld. The Parties shall be obligated to hold all specific terms and provisions of this Agreement strictly confidential until the expiration of two years following the Termination Date under this Agreement. Nothing contained in this Section 32.10 shall prohibit, limit or restrict disclosures by the Company or Macquarie that are (i) required by Applicable Laws, including any federal or state securities laws, (ii) any court order, judgment or decree, or (iii) ordered, directed, required or suggested by any Governmental Authority.

[Remainder of Page Intentionally Left Blank]

Executed by MACQUARIE ENERGY NORTH AMERICA TRADING INC. acting by:
and
[signature of first director]		[signature of second director or secretary]
/s/ Daniel Vizel		/s/ Travis McCullough
Name: Daniel Vizel		Name: Travis McCullough
Title: Senior Managing Director		Title: Division Director

Executed by VERTEX REFINING ALABAMA LLC acting by:
and
/s/ Benjamin P. Cowart
Name: Benjamin P. Cowart
Title: President and Chief Executive Officer

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